Form 10-K, Exhibit 13
period 1993-12-31
OLIN CORP
filed 1994-03-14
CIK 74303

                                                                      EXHIBIT 13

               Excerpts from 1993 Annual Report to Shareholders

Olin Corporation is a Fortune 200 company concentrated primarily in chemicals, materials and metals, defense, sporting ammunition and aerospace.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
1993 Compared to 1992

Although the economy has shown some recent signs of improvement, the recession has continued to influence some of the company's major product lines. The lingering effects of the recession, the inability to raise prices for certain chemical products, the declining levels of defense procurement and intense price competition in the metals industry have adversely impacted the company's financial performance. Also in 1993, a series of strategic actions were announced that resulted in a pretax charge to operations of $213 million ($132 million after tax) to cover costs for personnel reductions, business restructurings involving the consolidations and re-alignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges. As a result, the company reported a 1993 net loss of $92 million, equal to $4.52 per share. Net income in 1992 was $9 million or 6 cents per share and included an after-tax charge of $46 million for the adoption of two financial accounting standards involving retiree benefits and income taxes. Sales for 1993 were $2.4 billion, up slightly from 1992's level.

Chemicals

Chemicals 1993 sales were $1,117 million, up 12% from last year. This increase was attributable in part to higher performance urethanes sales, particularly for the new specialty urethanes coatings, and sales of a previously non-consolidated affiliate in Europe. Segment net loss for 1993 was $94 million which included $106 million of the 1993 charge, compared to 1992's net income of $21 million. The decline in net income was due primarily to the poor performance from the chlor-alkali and flexible urethanes businesses.

  Despite a 3% increase in the 1993 chlorine industry operating rate to 97% of capacity, chlor-alkali financial performance was significantly behind 1992's level. Chlorine prices increased throughout 1993 driven by strong demand from plastic manufacturers. Conversely, demand for caustic was sluggish and adversely affected by over-supply conditions in the marketplace. The decline in caustic prices was greater than the increase in chlorine prices. These factors along with higher electricity costs (caused by severe weather conditions in the Southeast and a certain nuclear power plant shutdown) and operating problems at the Niachlor facility were the main contributors to the 1993 decline in chlor-alkali's financial performance.

  Sales of flexible urethanes increased over 1992's level. Higher domestic TDI volumes and prices more than offset lower international prices and contributed to the sales increase. Flexible polyols volumes and prices were slightly ahead of 1992's levels. Despite the sales gains, the flexible urethanes business lost money once again in 1993. Production problems early in the year, lower international prices and the unfavorable performance from the company's two Venezuelan joint ventures contributed to the additional losses.

  Sales of acids, sodium hydrosulfite and other industrial chemicals in 1993 were comparable to 1992 sales, while net profits were slightly higher due primarily to the strong demand for sodium hydrosulfite by the textile and paper industries.

  In the pool products business, 1993's financial performance was comparable to 1992. Improved weather conditions combined with sales of a previously non-consolidated European affiliate accounted for the revenue increase. Higher product exports and market share of bulk chemicals also contributed to mitigating the profit impact of lower pricing due to on-going competitive pressures. The additional volumes and the improved operating results from a Brazilian joint venture offset the profit impact of lower prices, a less favorable product mix and higher administrative expenses.

  Specialty and organic chemicals sales were equal to last year's level, while profits increased significantly from 1992. The company expanded its biocides products and markets in 1993, with shipments to the Far East and other international customers more than doubling. The combination of increased shipments and lower raw materials costs for propylene and ethylene oxide accounted for the improvement in sales and profitability of the specialty surfactants business.

  Sales of performance urethanes were well ahead of last year while associated operating losses declined significantly. Higher sales volumes and a lower raw material cost were the main contributors to the improved performance of the polyols business. In its first full year of operations in 1993, the new specialty urethanes coatings business built market share through competitive pricing.

  The 1994 outlook for the Chemicals segment is positive. Chlor-alkali's results are expected to be slightly improved in 1994. Continuing strong demand for chlorine is anticipated while at the same time adding to the over-supply position for caustic. The pricing outlook could become more complex as a competitor is expected to bring on additional capacity early in the year. Flexible urethane's financial performance is anticipated to be enhanced by increased pricing and volume. The absence of a TDI plant maintenance turnaround and more efficient plant operations are expected to improve flexible urethanes manufacturing performance and product availability. Continuing strong demand from the textile and paper industries, price stability and declining raw material costs are anticipated to have a favorable impact on sodium hydrosulfite's 1994 performance. In addition, the sulfuric acid business is expected to benefit from the new acid regeneration plant. In the pool products business higher sales volumes and reduced selling and administration expenses are expected to improve 1994's performance. New product introductions in biocides, surfactants, custom chemicals and an expanded hydrazine solutions business are expected to increase sales and profits of the specialty and organic chemicals business. In performance urethanes, differentiated products with unique characteristics could permit the company to maintain its market share in this business area and improve financial performance. Sales of urethanes coatings products are estimated to double as three new products are expected to be commercialized. In the electronic materials business, increased demand for MQUAD, a proprietary metal package for the semiconductor industry, is expected to be a significant contributor to a 1994 sales increase. The profit impact from the additional packaging business along with volume and mix improvements in the company's high-purity electronic chemicals businesses and joint venture operations are expected to contribute to a year-to-year increase in profits.

Metals

Metals sales of $660 million declined 2% on lower metal values and reduced levels of utility and defense-related business. The Indianapolis operations, Mill Products and the Fabricating business, and A. J. Oster Co. (Oster) each recorded higher volumes and improved product mix. Record commercial shipments of brass strip were achieved in 1993. In addition, the expansion of the East Alton mill was completed in mid-1993, contributing to improved quality and productivity.

  Metals net income was $14 million in 1993, compared to $29 million in 1992. The 1993 income is net of a $12 million charge for costs associated with the 1993 strategic action plan. The profit decline resulted from lower sales to the defense and utility industries and pricing pressures as a competitor brought additional capacity on line. In addition, losses from the Langenberg joint venture were significantly greater than the corresponding loss in 1992. In the 1993 fourth quarter, the company sold its interest in this venture to its partner for approximately book value, avoiding a continuation of expected losses in 1994. Offsetting these negative income factors to some degree were the strong profit performance from the Oster and Indianapolis operations due to higher shipments of brass strip.

  With an expected stable-to-improving economy that will support an increased demand for brass strip and strip-related products, the 1994 outlook for the Metals segment is favorable. Sales are projected to increase due to higher metal values, (primarily for copper), higher volumes and an improved product mix in most operations. Sales of defense-related products are expected to decline due to reduced government procurements. Excess domestic capacity may lower industry operating rates and may create a very competitive pricing environment. Profits from the additional volumes, cost reductions (including an early retirement incentive program), profit improvement programs along with the absence of losses from the German joint venture are expected to contribute to a slight increase in segment net income.

Defense and Ammunition

Defense and Ammunition segment sales of $646 million were 8% behind 1992's level due primarily to lower shipments of certain tank and medium caliber ammunition and delays of awards/start-up of new Aerospace government programs. These reduced sales volumes along with higher costs incurred on certain government contracts in 1993 contributed to an 18% decline in segment net income, excluding $14 million of the 1993 charge applicable to this segment.

  The Ordnance division experienced lower shipments of certain large and medium caliber ammunition due to shrinking defense procurements. Net income was further impacted by higher severance costs as the division continued to resize, reflecting the declining U.S. defense budgets. In 1993, the company entered into negotiations to purchase the medium caliber ordnance business of GenCorp Inc. The proposed acquisition would enable the company to become a full range medium caliber ammunition manufacturer.

  Winchester's 1993 sales decreased 2% from 1992 resulting from the completion in 1992 of several foreign ammunition contracts and lower shipments of small caliber military and export ammunition partially offset by higher domestic sales. An improved product mix, higher domestic selling prices and favorable manufacturing cost performance more than offset the reduced export profit margins, resulting in a slight improvement in net income.

  The Aerospace division financial results were mixed for 1993; sales declined 11% while net income increased 21%. Lower sales of certain solid propellant products and canceled/delayed Department of Defense (DoD) contract awards contributed to the sales decline. The related profit impact from lower sales was more than offset by the absence of cost overruns on certain fixed-price contracts and the costs of closing the Wadsworth facility, both in 1992, along with lower operating expenses in 1993.

  In 1994, sales for the Defense and Ammunition segment are projected to decline as lower shipments of medium caliber and large caliber ammunition are expected to offset higher export ammunition sales and new DoD awards in the Aerospace division. Commercial ammunition sales are anticipated to be comparable to 1993's level. Segment net income is projected to be slightly lower than in 1993. The lower profit impact from the aforementioned sales and reduced revenues from managing the Lake City Army Ammunition plant are expected to negate any profit improvement from lower raw material costs and operating expenses.

  U.S. Government sales amounted to $354 million in 1993, $409 million in 1992 and $453 million in 1991. Approximately 89% of

1993 sales were to the DoD or agencies thereof. Continuing reductions in the levels of defense procurement are currently adversely affecting the Defense and Ammunition segment's performance and may continue to do so in future periods. Consequently, these reductions may also adversely affect, to a lesser extent, the company's financial performance in future years, including its income, liquidity, capital resources and financial condition. In addition, changes in the strategic direction of defense spending and the timing of defense procurement may also adversely affect this segment and the company. The precise impact of defense spending cutbacks will depend on the level of cutbacks, the extent to which these cutbacks are in the conventional ammunition area and the company's ability to mitigate the impact of the cutbacks with new business or by business consolidations. The company currently provides services to the U.S. Government in facilities management and is pursuing other business areas such as ordnance demilitarization. In view of continuing spending cutbacks of the DoD, the historical financial information of the Defense and Ammunition segment, and to a lesser extent, of the company, may not be indicative of future performance.

Other Financial Data

In December 1993, the company announced a series of strategic actions consisting of personnel reductions, business restructurings including consolidationsand re-alignments within divisions, provisions for costs at sites of discontinued businesses, future environmental liabilities, and other charges. As a result of these actions, the company recorded a pretax charge to operations of $213 million ($132 million after tax) in the fourth quarter of 1993. Major components of this charge were the following :

   A. Personnel Reductions: The company expects to reduce its salaried workforce by over 10%, or 600 people, over the next two years along with minor reductions in the hourly workforce. An early retirement incentive program has been put in effect for the Brass and Winchester divisions, which did not participate in a similar program offered in 1991. The pretax charge for these actions was $42 million.

   B. Business Restructurings: The charge provided for streamlining existing businesses by relocating and consolidating several facilities, primarily electronic materials businesses. Additionally, a portion of the charge related to lower estimated proceeds from asset disposals and higher costs associated with components of the 1991 streamlining program. The company recorded a pretax charge of $41 million for these business restructurings.

   C. Discontinued Businesses and Site Maintenance Costs: The pretax charge for discontinued businesses and site maintenance was $41 million to provide for property maintenance, security, and product liability expenses associated with several operations which are no longer on-going businesses. Also, a previously decommissioned plant and warehouse will be disassembled, while associated buildings will be modified to make them suitable for future leasing.

   D. Future Environmental Liabilities: The pretax charge of $55 million recognized future environmental liabilities resulting from additional investigatory activities and more extensive remediation at sites. An additional pretax charge of $24 million related to remediation costs which the company funded and anticipated sharing with a third party, with whom the company is now in litigation.

   E. Other Charges: There were various other minor charges, including assets write-downs and long-term disability costs, which amounted to $10 million pretax.

  The anticipated savings resulting from the workforce reductions and business restructurings are expected to approximate $25 million in 1994 and $40 million on an annualized basis, thereafter.

  Selling and administration expenses as a percent of sales increased to 12.4% in 1993 from 11.7% in 1992. Increased administrative, selling and promotional efforts for new product introductions in the Chemicals and the Defense and Ammunition segments, higher operating expenses of the electronic materials businesses and the European affiliate were the main contributors to the increase. Research and development expenditures, up slightly from 1992's level, continue to be concentrated on the company's core businesses and the exploration of new products and technologies associated with these businesses.

  Interest expense in 1993 decreased slightly from 1992 due to lower short-term interest rates in effect during 1993. The average borrowing rate on domestic short-term debt decreased by 87 basis points from 1992.

  The effective tax rate was 38.7% in 1993 and 37.5% in 1992, approximating the combined federal and state statutory rates in each year, respectively. At December 31,1993, the company had net deferred tax assets of $63 million, principally comprised of alternative minimum tax credits of $40 million and temporary differences between financial statement and tax bases of assets and liabilities. No valuation allowance has been provided because management believes that it is more likely than not that sufficient taxable income will be generated in the next two to four years to allow for the realization of these tax benefits. Such future taxable income approximates $350 million.

1992 Compared to 1991

Sales in 1992 were $2.4 billion, an increase of 4% over 1991's sales. Volumes rose 5% as most major product lines in the Metals and Chemicals segments experienced higher shipments while overall selling prices were 1% below 1991. Net income for 1992 was $9 million, or 6 cents per share, which included an after-tax charge of $46 million or $2.11 per share for the adoption of the Statements of Financial

Accounting Standards (SFAS) No. 106 and No. 109, retroactive to the first quarter of 1992. The 1991 net loss of $13 million or 92 cents per share included an after-tax charge of $80 million for a program to streamline operations and lower costs through the sale of certain businesses and personnel reductions. The operating results in 1992 were impacted by the weak economy, start-up and market entry expenses for the new aliphatic diisocyanate business, delays in the introduction of certain new chemical products and lower profitability of the Ordnance and Aerospace businesses.

Chemicals

The 1992 sales of $996 million increased 4% over 1991 sales while segment net income was $21 million compared to 1991's net loss of $38 million that included an after-tax charge of $73 million for the streamlining program. Weak economic conditions affected many of the chemicals businesses. Lower pricing and higher costs in flexible urethanes, lower demand for specialty and organic chemicals, the start-up and related market penetration costs of the new aliphatics business and unfavorable results from joint ventures contributed to the 1992 decline in net income from 1991, after excluding the charge for the streamlining program.

  Chlor-alkali's financial performance was comparable to 1991. Chlor-alkali sales were generally strong throughout 1992, although the impact of higher volumes was offset by lower prices for chlorine and caustic soda. Related profits were equivalent to 1991 as the impact of the lower selling prices was offset by higher volumes and lower costs.

  Flexible urethanes results were lower in 1992. Sales were 3% above 1991 as flexible polyols sales increased and worldwide TDI volumes remained at 1991 levels. Higher raw material costs for flexible polyols more than offset the profit contribution from additional sales. TDI profitability was impacted by lower worldwide pricing and higher raw material costs and manufacturing expenses.

  Sales and profits of industrial chemicals were ahead of 1991 due primarily to higher volumes. Domestic operations more than offset the unfavorable results of the Brazilian sodium hydrosulfite facility which completed its first full year of operations.

  Pool products sales increased 8% over 1991 while profitability increased significantly. Price increases along with higher volumes and improved mix for certain products were the prime contributors to the stronger financial results. Improved raw material usage and tighter control over manufacturing costs also led to higher gross margins.

  In the specialty and organic chemicals business, sales and profits were behind 1991 levels. Volume improvements in hydrazine solutions and specialty surfactants were not sufficient to offset the sales decrease in biocides as demand for traditional products declined due primarily to a customer adjusting inventory levels, and the introduction of new products was delayed awaiting toxicology and evaluation results. Costs of expanded manufacturing capacity and operating activities for the new products in biocides and surfactants more than offset the profit increases from hydrazine solutions and the propellant business.

  Despite a 7% increase in performance urethanes sales, operating results were significantly worse than last year. Start-up and market-entry costs for the new aliphatics business negated increased volumes from existing products and were the primary factors in this product line's overall negative profit performance on a year-to-year basis. On the positive side, quality products for the new specialty urethanes coatings business were achieved within the first month of operations and customer response was favorable with interest in both current products and those under development.

Metals

Segment sales were $676 million in 1992, an increase of $114 million or 20% above 1991, due primarily to Oster, which was acquired in August 1991, and higher shipments of brass strip, Fineweld Tube and Somers thin-strip products.

  Segment net income was $29 million, an increase of $12 million over 1991, which included special provisions affecting a discontinued product line and costs, primarily severance. The added profit from Oster and improved performance from cupping, Fineweld Tube and the Indianapolis strip facility contributed to the segment's 1992 profit increase. Segment net income was negatively impacted by poor results from the German joint venture operations due to the depressed European economy.

Defense and Ammunition

Defense and Ammunition sales were $704 million in 1992, down 7% from 1991 due to contract delays/cancellations and the absence of sales from the European sporting ammunition business which was sold in December 1991. Net income was $29 million in 1992, down 17% from 1991 due to lower profits from the Aerospace and Ordnance divisions.

  The Aerospace division sales decreased 14% due to the absence in 1992 of production equipment sales, delays/cancellations of DoD contracts and a weak commercial aircraft market. Net income decreased significantly from 1991. The recognition of losses on certain government contracts, the impact of the contract delays and the closure of a production facility contributed to the profitability decline.

  In Ordnance, tank ammunition sales were below 1991 levels which included additional sales created by the Persian Gulf War. This decline more than offset an increase in medium caliber sales in 1992, as Ordnance division's sales in total lagged 1991's amounts. Net income for 1992 declined due to the reduced tank ammunition vol-umes, the recognition of losses on certain contracts and expenses incurred in connection with the Alliant Techsystems transaction. In addition, an increase in royalty and fee income was offset by expenses associated with the clean-up of a medium caliber test range.

  Winchester's sales in 1992 increased $32 million over 1991 (after excluding the European sporting ammunition sales) due to higher domestic and foreign shipments. Domestic sporting ammunition sales increased over 1991 despite a very competitive pricing environment. Military and commercial export volumes increased significantly over last year due to new business, a weak U.S. dollar in Europe and additional market share gains in South America and Australia. Winchester's 1992 net income exceeded 1991's level. Strong domestic commercial shipments did not totally offset lower commercial prices, but favorable manufacturing performance, higher fees for managing the Lake City Army Ammunition Plant and the profit contribution from the military and commercial export sales increased the domestic operation's 1992 net income over 1991.

Other Financial Data

In the first quarter of 1991, the company announced a program to streamline operations and lower costs and recorded a pretax charge of $129 million ($80 million after tax). Throughout 1991, efforts were undertaken to divest or liquidate certain product lines and reduce personnel costs, accordingly. Activities continued in 1992 including the divestment of several small product lines.

  Selling and administration expenses increased $17 million in 1992 to 11.7% of sales, up slightly from 11.5% in 1991. The inclusion of Oster's operating expenses for a full year, higher pension costs and increased selling expenses for certain chemical products were the principal reasons for the increase on a year-to-year basis. Research and development expenditures in 1992 decreased slightly from 1991 levels. Customer-sponsored (contract) research increased significantly from 1991 due to increased activities relating to new government programs.

  Interest expense in 1992 was $39 million, a decrease of $7 million or 15% from 1991, due primarily to lower average interest rates. The average interest rate on domestic short-term debt declined to 4.2% in 1992 from 6.3% in 1991. Interest and other income decreased by $5 million in 1992 due primarily to the unfavorable performance of non-consolidated affiliates, particularly in South America and Europe.

Liquidity and Investment Activity

Cash flow from operations supplemented by credit facilities and divestment proceeds from the sale of businesses were used to finance the company's major funding needs, namely capital projects and dividends to shareholders. Cash flow from operating activities amounted to $137 million in 1993, $189 million in 1992 and $167 million in 1991. The decrease in 1993 was primarily attributable to lower operating income. The effect of lower income was partially offset by higher depreciation expense which resulted from increased capital expenditure levels in recent years. The completion and close-out of certain government contracts once again provided for a further liquidation of trade receivables. Additional cash was invested in inventory in support of both realized and anticipated expansion of the Oster business as well as introductions of new chemical products, most notably specialty urethanes coatings. The settlement of current liabilities other than borrowings relates to lower amounts due vendors, increased spending for environmental remediation, and costs incurred in executing the 1991 streamlining program. The 1992 increase in net cash generated from operations, as compared to 1991, was attributed primarily to the collection of receivables associated with the close-out of certain government contracts.

  Net cash used for investing activities decreased from $259 million in 1991 to $139 million in 1992 and then to $84 million in 1993. Capital spending in 1993 decreased $41 million or 24% from 1992 due to lower environmental capital spending and the completion in 1992 of additional brass strip capacity, the new specialty urethanes plant and the sulfuric acid regeneration plant. Capital spending in 1992 was comparable to 1991 which included investments in the aliphatics diisocyanate plant, the sodium hydrosulfite plant in Brazil and the biocides expansion in Ireland. Approximately 41% of capital expenditures in 1993 and 45% in 1992 and 1991 were dedicated to new products and expansion programs. It is expected that 1994 capital expenditures will increase approximately 10% from 1993 mainly to support the consolidation of some electronic materials businesses and provide additional capacity for selected product lines. Investment spending in 1993 and 1992 was primarily for a new ethylene oxide joint venture in Latin America, which was completed in 1993. The company's investment in this venture and another related Latin American venture totaled $23 million at December 31, 1993. These ventures were unprofitable in 1993 and experienced liquidity difficulties. The company, along with its joint venture partners, is currently attempting to resolve these difficulties in order to protect its recorded investment. Spending in 1991 was dedicated primarily to an expansion of the German joint venture in metals. It is expected that 1994's investment spending will be lower than 1993's level as the expansion programs at the company's affiliates have been completed.

  During 1993 the company sold the facility and the assets of its contract integrated circuit assembly operation (completing the divestiture phase of its 1991 streamlining program) and its interest in the German joint venture to its partner. These divestments generated proceeds of $37 million. Throughout 1992, several small product lines, such as urethane systems, Uralloy low profile additives, sodium chlorite, the European and Singapore-based electronic chemicals and the ethylene oxide unit were sold as part of the streamlining program.

Proceeds from the sales amounted to $42 million including $6 million received from a prior year sale. In 1991, the company acquired Oster, a network of metals service centers, for $80 million and sold its European sporting ammunition business (including its shotshell manufacturing facility in Italy) to Browning, S.A.

  At December 31, 1993, the company maintained committed credit facilities with banks of $367 million of which $208 million was available. The company believes that these credit facilities are adequate to satisfy its liquidity needs for the near future. In September 1993, the company entered into a new unsecured revolving credit agreement with a group of banks, which replaced a prior $200 million credit agreement. The new agreement provides a maximum borrowing of $250 million and unless extended, expires on October 15, 1997. The company may select various floating rate borrowing options.

  In 1992, the company sold 2.76 million shares of its $1 par value Series A Conversion Preferred Stock (Series A Stock) generating net proceeds of $111 million, which were used to reduce outstanding bank loans. In addition, the company in 1992 sold $100 million of 8% Notes due 2002 and used the proceeds to reduce short-term debt (most of which was incurred for working capital purposes). The company has swapped interest payments on $50 million principal amount of these notes to a floating rate.

  In 1990, the company sold an undivided ownership interest in a designated pool of receivables, with limited recourse, in an amount not to exceed $70 million. An interest in new receivables is sold as collections reduce previously sold interests. The company established certain qualifications involving the type and term of receivables for inclusion in the pool. These qualifications had the effect of including better-quality customer accounts in the pool, thereby reducing the investor's risk and minimizing the likelihood of recourse. The company's credit risk associated with the designated pool of receivables is assessed in conjunction with the overall evaluation of trade receivables. Reserves ascribed to these accounts are included in the "Allowance for Doubtful Items" on the consolidated balance sheets and are not a material portion thereof. Amounts sold were $65 million and $60 million at December 31, 1993 and December 31, 1992, respectively.

  The establishment and implementation of federal, state and local standards to regulate air, water and land quality has affected and will continue to affect substantially all of the company's plants. Facilities and equipment to protect the environment do not inherently produce any significant increase in product capacity, efficiency or revenue, and their operation generally entails additional expense and energy consumption. Federal legislation providing for regulation of the manufacture, transportation, use and disposal of hazardous and toxic substances has imposed additional regulatory requirements on industry, particularly the chemicals industry. In addition, implementation of environmental laws, such as the Resource Conservation and Recovery Act and the Clean Air Act, has required and will continue to require new capital expenditures and will increase operating costs. The company employs waste minimization and pollution prevention programs at its manufacturing sites. In order to help finance the cleanup of waste disposal sites, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("Superfund"), imposes a tax on the sale of various chemicals, including chlorine, caustic and certain other chemicals produced by the company, and on the disposal of certain hazardous wastes.

  The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. Environmental provisions charged to income amounted to $85 million in 1993, $17 million in 1992, and $18 million in 1991. The significant increase in 1993 resulted from expanded volumes of contaminants uncovered while remediating a particular site, combined with the availability of more definitive data from progressing investigatory activities concerning both the nature and extent of contamination and remediation alternatives at other sites. Charges to income for investigatory and remedial efforts were material to operating results in 1993, 1992, and 1991 and may be material to net income in future years.

  Cash outlays for environmental-related activities totaled $93 million in 1993 as compared with $103 million in 1992 and $90 million in 1991. During 1993, $49 million of these cash outlays were directed towards normal plant operations for the disposal of waste and the installation, operation and maintenance of pollution control equipment and facilities to ensure compliance with mandated and voluntarily imposed environmental quality standards. Comparable spending for 1992 and 1991 was $62 million and $65 million, respectively. Included in the costs for normal plant operations were environmental capital expenditures for pollution control equipment and pollution abatement facilities. Spending for environmental capital expenditures was $11 million in 1993 and $25 million in both 1991 and 1992. The 1991 and 1992 environmental capital expenditures include construction costs for a waste water treatment facility at the company's Lake Charles plant. Historically, the company has funded its environmental capital expenditures through cash flow from operations and expects to do so in the future.

  Cash outlays for remedial and investigatory activities associated with former waste sites and past operations were $44 million in 1993, $41 million in 1992 and $25 million in 1991. These amounts were not charged to income but instead were charged to reserves established for such costs identified and expensed to income in prior years.

  The company's estimated environmental liability at the end of 1993 was attributable to 70 sites, 34 of which were on the National Priority List (NPL). Ten sites accounted for approximately 75% of such liability and, of the remaining sites, no one site accounted for more than three percent of such liability. Four of these ten sites were in the investigatory stage of the remediation process. In this stage remedial investigation and feasibility studies are conducted by either the company, the United States Environmental Protection Agency (EPA) or other potentially responsible parties (PRPs). At another four of the ten sites, a Record of Decision (ROD) or its equivalent has been issued by either the EPA or responsible state agency and the company either alone, or as a member of a PRP group, was engaged in performing the remedial measures required by that ROD. At the remaining two of the ten sites, part of the site is subject to a ROD and another part is still in the investigative stage of remediation. All ten sites were either former manufacturing facilities or waste sites containing contamination generated by those facilities.

  Total environmental-related cash outlays for 1994 are estimated to be $90 million, of which $50 million is expected to be spent on normal plant operations, including $10 million on capital projects, and $40 million on investigatory and remedial efforts.

  The company's consolidated balance sheets included reserves for future environmental expenditures to investigate and remediate known sites amounting to $131 million at December 31, 1993 and $66 million at December 31, 1992, of which $91 million and $39 million were classified as other noncurrent liabilities, respectively. Included in the reserve at December 31, 1993, were liabilities anticipated to be shared with a third party, with whom the company is currently in litigation. Those reserves did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

  Annual environmental-related cash outlays for capital projects, site investigation and remediation, and normal plant operations are expected to range between $90-$105 million over the next several years. While the company does not anticipate a material increase in the projected annual level of its environmental-related costs, there is always the possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures. Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcome of which is subject to various uncertainties) may be decided unfavorably against the company. At December 31, 1993, the company had estimated additional contingent environmental liabilities of $19 million which were determined in accordance with generally accepted accounting principles.

  The percent of total debt to total capitalization (excluding the reduction in equity for the Contributing Employee Ownership Plan (ESOP)) increased to 47.1% at December 31, 1993, from 42.0% at year-end 1992 and was 48.5% at year-end 1991. The increase in 1993 was due to the reduction of shareholders' equity stemming from the charge taken in 1993. The 1992 decrease was due to the repayment of bank loans using proceeds from the Series A Stock offering and proceeds from the sales of businesses.

  In 1989 the company established an ESOP. The ESOP trust borrowed $100 million ($40 million from the company) to purchase 1.3 million shares of the company's convertible preferred stock. The proceeds received by the company from the issuance of its preferred stock were used to acquire shares of its common stock. In 1992 and 1991, the company received $15 million and $14 million, respectively from the ESOP trust, which has repaid in full its original loan from the company. This loan to the ESOP was financed by the company through a long-term credit facility, which is classified on the December 31, 1993 balance sheet as long-term debt.

  Dividends per common share were $2.20 in 1993, 1992 and 1991. Total dividends paid on common stock amounted to $42 million in 1993 and $41 million in 1992 and 1991, while total ESOP preferred dividends, paid at an annual dividend rate of $5.97 per share, amounted to $7 million in 1993 and $8 million in 1992 and 1991. Dividends paid on Series A Stock were $10 million in 1993, equal to $3.64 per share, and $9 million in 1992.

  There are a variety of legal proceedings pending or threatened against the company. It is possible that some of these matters (the outcome of which is subject to various uncertainties) may be decided unfavorably against the company. Certain of these matters are discussed in Item 3, Legal Proceedings of the Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available on request from the company.

  The company periodically evaluates risk retention and insurance levels for product liability, property damage and other potential areas of risk. Based on the cost and availability of insurance and the likelihood of a loss occurring, management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain. The current levels of risk retention are believed to be appropriate and are consistent with those of other companies in the various industries in which the company operates.

  In late 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective commencing 1994. This standard will not have a material impact on the company's financial position and future operating results.

Industry Segments

(In millions)                                     1993    1992    1991     1990     1989     1988     1987     1986    1985     1984
                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------
CHEMICALS
Sales                                           $1,117  $  996  $  960   $1,269   $1,302   $1,386   $1,232   $1,127  $1,153   $1,191

Net Income (Loss)                                  (94)     21     (38)      42      106       68       55       37    (153)      33

Assets                                           1,024   1,067     982      945      977    1,034    1,028      920     867    1,057

Capital Expenditures                                75     115     131      144       95       96       83       84     105      102

Depreciation                                        83      73      70       75       74       77       82       83     102      118

                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

METALS
Sales                                              660     676     562      566      542      453      304      244     232      291

Net Income                                          14      29      17       35       19       25       20       15      12       28

Assets                                             430     445     436      337      326      321      225      204     184      189

Capital Expenditures                                31      33      26       19       26       30       13       24      28       33

Depreciation                                        27      24      22       21       22       19       18       17      14       12

                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

DEFENSE AND AMMUNITION
Sales                                              646     704     753      757      665      469      394      361     307      225

Net Income (Loss)                                   10      29      35       36       31       25       20       19     (21)      11

Assets                                             441     465     552      544      535      516      373      365     331      209

Capital Expenditures                                26      25      20       24       21       21       19       20      19       18

Depreciation                                        21      20      21       20       20       15       14       11       8        5

                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

CORPORATE AND OTHER
Sales                                               --      --      --       --       --       --       --       --      68      109

Net Income (Loss)                                  (22)    (70)    (27)     (29)     (32)     (20)     (17)       4      (3)      17

Assets                                              35      53      42       40       66       69       59       56     216      338

Capital Expenditures                                --      --      --       --       --       --       --       --       2        2

Depreciation                                        --      --      --       --       --       --       --       --       2        2

                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

CONSOLIDATED
Sales                                            2,423   2,376   2,275    2,592    2,509    2,308    1,930    1,732   1,760    1,816

Net Income (Loss)                                  (92)      9     (13)      84      124       98       78       75    (165)      89

Assets                                           1,930   2,030   2,012    1,866    1,904    1,940    1,685    1,545   1,598    1,793

Capital Expenditures                               132     173     177      187      142      147      115      128     154      155

Depreciation                                       131     117     113      116      116      111      114      111     126      137

                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

(1) Assets of Corporate and Other include
 the following:
                                                  1993    1992    1991     1990     1989     1988     1987     1986    1985     1984
                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

Investments                                     $   --  $   --  $   --   $   --   $   --   $   --   $   11   $    7  $   12   $   14

Discontinued Operations, Net                        --      --      --       --       --       --       --       --      --       87

Other                                               35      53      42       40       66       69       48       49     204      237

                                                ------  ------  ------   ------   ------   ------   ------   ------  ------   ------

                                                $   35  $   53  $   42   $   40   $   66   $   69   $   59   $   56  $  216   $  338

                                                ======  ======  ======   ======   ======   ======   ======   ======  ======   ======


(2) Intersegment sales, which are priced generally at prevailing prices and are excluded from above, are not significant.
(3) Net income (loss) of each segment includes an allocation of Corporate expenses.

(4) 1993 net income includes a charge for the strategic action plan of $132 million ($106 to Chemicals, $12 to Metals and $14 to Defense and Ammunition). 1992 net income includes a charge of $46 (allocated to Corporate and Other) for the cumulative effect of the accounting changes. 1991 net income includes a charge for the streamlining program of $80 ($73 to Chemicals and $7 to Metals). 1985 net income includes a charge of $230, allocated to various segments as follows: Chemicals $174, Metals $1, Defense and Ammunition $35 and Corporate and Other $20.

(5) Corporate and Other includes interest expense and Discontinued Operations (the company's Ecusta paper and film businesses, which were sold in 1985), the cumulative effect of the accounting changes in 1992 and, prior to 1985, certain small businesses, which were subsequently sold or liquidated.

(6) See Notes to Financial Statements for information relative to industry operating income and geographic segment data.

TEN-YEAR FINANCIAL SUMMARY


($ in millions, except per share data)      1993     1992     1991     1990     1989     1988     1987     1986     1985     1984
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
OPERATIONS
Sales                                    $ 2,423  $ 2,376  $ 2,275  $ 2,592  $ 2,509  $ 2,308  $ 1,930  $ 1,732  $ 1,760  $ 1,816
Cost of Goods Sold                         2,161    1,941    1,944    2,063    1,929    1,781    1,455    1,318    1,719    1,396
Restructuring Charge                          42       --       22       --       --       --       --       --       --       --
Selling and Administration                   300      279      262      316      287      289      264      252      252      256
Research and Development                      41       39       41       66       66       58       62       56       54       52
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Operating Income (Loss)                     (121)     117        6      147      227      180      149      106     (265)     112
Interest Expense                              38       39       46       53       56       43       32       32       35       34
Interest and Other Income                      9       10       15       22       21       14       10       41       18       25
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) Before Taxes                  (150)      88      (25)     116      192      151      127      115     (282)     103
Income Tax Provision (Benefit)               (58)      33      (12)      32       68       53       49       40      (92)      29
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Income (Loss) from
  Continuing Operations                      (92)      55      (13)      84      124       98       78       75     (190)      74
Cumulative Effect of
  Accounting Changes                          --      (46)      --       --       --       --       --       --       --       --
Discontinued Operations,
  Net of Taxes(1)                             --       --       --       --       --       --       --       --       25       15
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net Income (Loss)                            (92)       9      (13)      84      124       98       78       75     (165)      89
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======

FINANCIAL POSITION
Working Capital                              136      179       85      212      205      184      276      210      304      367
Property, Plant and Equipment, Net           885      934      899      829      781      801      727      720      718      796
Total Assets                               1,930    2,030    2,012    1,866    1,904    1,940    1,685    1,545    1,598    1,793
Capitalization:
  Short-Term Debt                            121      101      178      104      155      211       50       52       47       44
  Long-Term Debt                             449      477      520      466      501      474      392      375      354      370
Shareholders' Equity                         596      741      666      715      665      683      700      654      687      867
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Total Capitalization                       1,166    1,319    1,364    1,285    1,321    1,368    1,142    1,081    1,088    1,281
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======
PER SHARE DATA
Net Income (Loss):
  Primary:
     Continuing Operations                 (4.52)    2.17     (.92)    4.03     6.02     4.63     3.38     3.36    (8.28)    3.15
     Cumulative Effect of
       Accounting Changes                     --    (2.11)      --       --       --       --       --       --       --       --
     Discontinued Operations(1)               --       --       --       --       --       --       --       --     1.09      .66
Net Income (Loss)                          (4.52)     .06     (.92)    4.03     6.02     4.63     3.38     3.36    (7.19)    3.81
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======
   Assuming Full Dilution(2):
      Continuing Operations                   --       --       --     3.88     5.85     4.59     3.32     3.13       --     2.96
      Discontinued Operations(1)              --       --       --       --       --       --       --       --       --      .58
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net Income                                    --       --       --     3.88     5.85     4.59     3.32     3.13       --     3.54
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======
Dividends:
  Common                                    2.20     2.20     2.20     2.15     1.95     1.70     1.60    1.525     1.50    1.365
  ESOP Preferred                            5.97     5.97     5.97     5.97    2.985       --       --       --       --       --
  Series A Preferred (annual rate)          3.64     3.64       --       --       --       --       --       --       --       --
Shareholders' Equity(3)                    27.24    33.92    35.02    37.65    34.99    33.35    31.81    30.56    29.89    37.88
Market Price of Common Stock:
  High                                     501/2    543/4       54    605/8    681/4       60    561/4    531/4       38    331/2
  Low                                      397/8    371/4    331/2    281/8    493/8       40    325/8    345/8    283/8    251/8
  Year End                                 493/8    453/4    403/8    373/4       60       51       42       41    371/8       30
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======
OTHER
Capital Expenditures                         132      173      177      187      142      147      115      128      154      155
Depreciation                                 131      117      113      116      116      111      114      111      126      137
Common Dividends Paid                         42       41       41       41       39       36       37       34       35       32
Purchases of Common Stock                     --       --        2        6      100       84      100       83        5       33
Current Ratio                                1.2      1.3      1.1      1.4      1.4      1.3      1.7      1.5      1.8      1.9
Total Debt to Total Capitalization(4)       47.1%    42.0%    48.5%    41.5%    46.2%    50.1%    38.7%    39.5%    36.9%    32.3%
Effective Tax Rate                          38.7%    37.5%    48.0%    27.2%    35.4%    35.1%    38.6%    34.8%    32.6%    28.8%
Average Common Shares Outstanding           19.1     19.1     19.0     19.1     20.0     21.1     23.1     22.4     23.0     23.3
                                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Shareholders                              13,000   13,900   14,600   15,500   16,300   17,600   20,700   20,600   22,400   24,400
Employees(5)                              12,400   13,500   14,400   15,200   15,400   16,400   14,100   13,200   14,900   14,800
                                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======

(1) Represents the company's Ecusta paper and film businesses. (2) Fully diluted income or loss per share is not presented for 1993, 1992, 1991 and 1985 as amounts are anti-dilutive. (3) In 1993 and 1992, calculation is based on common shares and Series A Conversion Preferred Stock outstanding. (4) Excluding reduction to equity for the Employee Stock Ownership Plan from 1989 through 1993. (5) Employee data excludes employees who work at government-owned/contractor-operated facilities.

CONSOLIDATED BALANCE SHEETS


December 31 ($ in millions, except share data)                     1993     1992
                                                                  ------   ------
ASSETS
CURRENT ASSETS:
  Cash                                                            $    3   $    4
  Receivables:
   Trade, Less Allowance for Doubtful Items of $12 ($10 in 1992)     288      304
   Other, Net                                                         57       55
  Inventories, Net of LIFO Reserve of $145 ($181 in 1992)            329      320
  Other Current Assets                                                63       77
                                                                  ------   ------
     Total Current Assets                                            740      760
Investments and Advances--Affiliated Companies at Equity             121      157
Property, Plant and Equipment, Net                                   885      934
Goodwill                                                             114      126
Other Assets                                                          70       53
                                                                  ------   ------
Total Assets                                                      $1,930   $2,030
                                                                  ======   ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-Term Borrowings                                           $   94   $   72
  Current Installments of Long-Term Debt                              27       29
  Accounts Payable                                                   232      254
  Income Taxes Payable                                                 2        1
  Accrued Liabilities                                                249      225
                                                                  ------   ------
    Total Current Liabilities                                        604      581
Long-Term Senior Debt                                                324      352
Long-Term Subordinated Debt                                          125      125
Deferred Income Taxes                                                 --       62
Other Noncurrent Liabilities                                         281      169
                                                                  ------   ------
    Total Liabilities                                              1,334    1,289
                                                                  ------   ------
SHAREHOLDERS' EQUITY:
  PREFERRED STOCK, PAR VALUE $1 PER SHARE:
    Authorized, 10,000,000 Shares
      Series A Conversion Preferred Stock
        Issued, 2,760,000 Shares                                       3        3
      ESOP Preferred Stock
        Issued, 1,194,569 Shares (1,239,328 in 1992)                  92       96
  ESOP Obligations                                                   (44)     (60)
  Common Stock, Par Value $1 Per Share:
    Authorized, 60,000,000 Shares
      Issued, 19,102,270 Shares (19,069,775 in 1992)                  19       19
  Additional Paid-In Capital                                         297      296
  Cumulative Translation Adjustment                                   (9)      (1)
  Retained Earnings                                                  238      388
                                                                  ------   ------
Total Shareholders' Equity                                           596      741
                                                                  ------   ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $1,930   $2,030
                                                                  =======  ======

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 ($ in millions, except per share amounts)           1993          1992            1991
- -----------------------------------------------------------------         -------        ------           -------
Sales                                                                      $2,423        $2,376            $2,275
Operating Expenses:
 Cost of Goods Sold                                                         2,161         1,941             1,944
 Restructuring Charge                                                          42            --                22
 Selling and Administration                                                   300           279               262
 Research and Development                                                      41            39                41
                                                                          -------        ------           -------
Operating Income (Loss)                                                      (121)          117                 6
Interest Expense                                                               38            39                46
Interest and Other Income                                                       9            10                15
                                                                          -------        ------           -------
Income (Loss) Before Taxes                                                   (150)           88               (25)
Income Tax Provision (Benefit)                                                (58)           33               (12)
                                                                          -------        ------           -------
Income (Loss) Before Cumulative Effect of Accounting Changes                  (92)           55               (13)
Cumulative Effect of Accounting Changes                                        --           (46)               --
                                                                          -------        ------           -------
Net Income (Loss)                                                          $  (92)       $    9            $  (13)
                                                                          =======        ======          ========
Per Share of Common Stock
Income (Loss) Before Cumulative Effect of Accounting Changes               $(4.52)         $2.17           $(0.92)
Cumulative Effect of Accounting Changes                                        --          (2.11)              --
                                                                          -------         ------          -------
Net Income (Loss)(1)                                                       $(4.52)         $0.06           $(0.92)
                                                                          =======         ======          =======

(1) Fully diluted income or loss per share in 1993, 1992 and 1991 was anti-dilutive.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                      Common Stock          Additional    Cumulative
                                                    Shares        Par          Paid-In   Translation    Retained
($ in millions, except share data)                  Issued      Value          Capital    Adjustment    Earnings
- ---------------------------------               ----------      -----       ----------   -----------    --------
Balance at January 1, 1991                      19,001,063        $19             $180            $6        $499
Net Loss                                                --         --               --            --         (13)
Dividends Paid:
 Common Stock ($2.20 per share)                         --         --               --            --         (41)
 ESOP Preferred Stock
     ($5.97 per share)                                  --         --               --            --          (8)
Purchases and Retirements
 of Stock                                          (53,190)        --               (1)           --          (1)
Reduction in ESOP
 Obligations                                            --         --               --            --          --
Stock Options Exercised                             46,482         --                2            --          --
Translation Adjustment                                  --         --               --            (3)         --
Other Transactions                                  18,952         --                4            --          (1)
                                                ----------      -----       ----------   -----------    --------
Balance at December 31, 1991                    19,013,307         19              185             3         435
Net Income                                              --         --               --            --           9
Dividends Paid:
 Common Stock ($2.20 per share)                         --         --               --            --         (41)
 ESOP Preferred Stock
  ($5.97 per share)                                     --         --               --            --          (8)
 Series A Conversion
  Preferred Stock
  ($3.64 per share)                                     --         --               --            --          (9)
Issuance of Series A
 Conversion Preferred Stock
 (2,760,000 shares)                                     --         --              108            --          --
Reduction in ESOP
 Obligations                                            --         --               --            --          --
Stock Options Exercised                             45,305         --                1            --          --
Translation Adjustment                                  --         --               --            (4)         --
Other Transactions                                  11,163         --                2            --           2
                                                ----------      -----       ----------   -----------    --------
Balance at December 31, 1992                    19,069,775         19              296            (1)        388
Net Loss                                                --         --               --            --         (92)
Dividends Paid:
 Common Stock ($2.20 per
  share)                                                --         --               --            --         (42)
 ESOP Preferred Stock
  ($5.97 per share)                                     --         --               --            --          (7)
 Series A Conversion
  Preferred Stock
  ($3.64 per share)                                     --         --               --            --         (10)
Reduction in ESOP                                       --         --               --            --          --
 Obligations
Stock Options Exercised                             19,418         --                1            --          --
Translation Adjustment                                  --         --               --            (3)         --
Other Transactions                                  13,077         --               --            (5)          1
                                                ----------      -----       ----------   -----------    --------
Balance at December 31, 1993                    19,102,270       $ 19            $ 297           $(9)       $238
                                                ==========      =====       ==========   ===========    ========

                                                             Preferred Stock
                                                          Series A        ESOP                ESOP
($ in millions, except share data)                       Par Value   Par Value          Obligations
- -------------------------------                          ---------   ---------         ------------
Balance at January 1, 1991                                     $--        $100               $  (89)
Net Loss                                                        --          --                   --
Dividends Paid:
 Common Stock ($2.20 per share)                                 --          --                   --
 ESOP Preferred Stock
     ($5.97 Per Share)                                          --          --                   --
Purchases and Retirements of Stock                              --          --                   --
Reduction in ESOP Obligations                                   --          --                   14
Stock Options Exercised                                         --          --                   --
Translation Adjustment                                          --          --                   --
Other Transactions                                              --          (1)                  --
                                                         ---------   ---------         ------------
Balance at December 31, 1991                                    --          99                  (75)
Net Income                                                      --          --                   --
Dividends Paid:
 Common Stock ($2.20 per share)                                 --          --                   --
 ESOP Preferred Stock
  ($5.97 per share)                                             --          --                   --
 Series A Conversion
  Preferred Stock
  ($3.64 Per Share)                                             --          --                   --
Issuance of Series A Conversion
 Preferred Stock
  (2,760,000 shares)                                             3          --                   --
Reduction in ESOP
 Obligations                                                    --          --                   15
Stock Options Exercised                                         --          --                   --
Translation Adjustment                                          --          --                   --
Other Transactions                                              --          (3)                  --
                                                         ---------   ---------         ------------
Balance at December 31, 1992                                     3          96                  (60)
Net Loss                                                        --          --                   --
Dividends Paid:
 Common Stock ($2.20 per share)                                 --          --                   --
 ESOP Preferred Stock
  ($5.97 per share)                                             --          --                   --
 Series A Conversion
  Preferred Stock
  ($3.64 per share)                                             --          --                   --
Reduction in ESOP                                               --          --                   16
 Obligations
Stock Options Exercised                                         --          --                   --
Translation Adjustment                                          --          --                   --
Other Transactions                                              --          (4)                  --
                                                         ---------   ---------         ------------
Balance at December 31, 1993                                    $3         $92               $  (44)
                                                         =========   =========         ============

 The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($ in millions)          1993    1992    1991
- ---------------------------------------         ------  -----   ------
Operating Activities
Net Income (Loss)                               $ (92)  $   9   $ (13)
Adjustments to Reconcile Net Income (Loss) to
 Net Cash
 Provided by Operating Activities:
  Losses (Earnings) of Non-consolidated
   Affiliates                                       1       5      (3)
  Depreciation                                    131     117     113
  Amortization of Intangibles                       8       6       7
  Deferred Taxes                                  (63)     10     (22)
  Charge for 1993 Strategic Action Plan and
   1991 Streamlining Program                      213      --     129
  Cumulative Effect of Accounting Changes          --      46      --
  Change in Assets and Liabilities Net of
   Purchases and Sales of Businesses:
   Receivables                                     13      56       1
   Inventories                                    (10)    (24)     (6)
   Other Current Assets                            --       8      (8)
   Current Liabilities Other Than Borrowings      (59)    (60)    (31)
   Noncurrent Liabilities                          (6)      1      (8)
  Other Transactions                                1      15       8
                                                ------  -----   ------
 Net Operating Activities                         137     189     167
                                                ------  -----   ------
Investing Activities
Capital Expenditures                             (132)   (173)   (177)
Disposition of Property, Plant and Equipment       19       2       2
Business Acquired in Purchase Transaction          --      --     (80)
Proceeds From Sales of Businesses                  37      42      14
Other Investments                                  (8)    (10)    (18)
                                                ------  -----   ------
 Net Investing Activities                         (84)   (139)   (259)
                                                ------  -----   ------
Financing Activities
Long-Term Debt:
  Borrowings                                       --     100      80
  Repayments                                      (30)   (130)    (43)
Short-Term Borrowings (Repayments)                 22     (90)     92
Purchase of Olin Shares                            (4)     (3)     (2)
Issuance of Series A Conversion Preferred
 Stock                                             --     111      --
Repayment from ESOP                                16      15      14
Stock Options Exercised                             1       1       2
Dividends Paid                                    (59)    (58)    (49)
                                                ------  -----   ------
  Net Financing Activities                        (54)    (54)     94
                                                ------  -----   ------
  Net (Decrease) Increase in Cash                  (1)     (4)      2
                                                ------  -----   ------
Cash, Beginning of Year                             4       8       6
                                                ------  -----   ------
  Cash, End of Year                             $   3   $   4   $   8
                                                ======  =====   ======

The accompanying Notes to Financial Statements are an integral part of the financial statements.

Notes to Financial Statements
($ in millions, except share data)



Accounting Policies
Basis of Presentation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Investments in 20-50% owned affiliates are accounted for using the equity method of accounting under which investments are recorded at cost and consist of the company's share of undistributed earnings or losses of the affiliates.

Long-Term Contracts

Sales and cost of sales related to government contracts that extend beyond one year are primarily recognized under the percentage-of-completion method of accounting as costs are incurred. Profits expected to be realized on contracts are based on the company's estimates of costs at completion compared to total contract sales value. When the company believes the cost of completing a contract will exceed contract-related revenues, the full amount of the anticipated contract loss is recognized.

Inventories

Inventories are valued principally by the dollar value last-in, first-out (LIFO) method of inventory accounting.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Start-up costs are expensed as incurred.

Income Taxes

In 1992, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109) which requires recognition of deferred tax liabilities and assets for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Prior to 1992, the deferred income tax provision was based on the differences in the timing of the recognition of transactions for financial and tax reporting purposes.

  Deferred taxes have not been provided on the undistributed earnings of foreign subsidiaries, since the company intends to continue to reinvest these earnings.

Foreign Currency Translation

Foreign affiliates' balance sheet amounts are translated at the exchange rates in effect at year end, and income statement amounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency exchange losses, net of taxes, were $4 million in 1993, $3 million in 1992 and less than $1 million in 1991.

  The company has entered into foreign currency hedging transactions in order to minimize exposure to fluctuations in foreign exchange rates. Realized and unrealized gains and losses on hedging contracts designated as hedges of foreign currency transactions are deferred and recognized in income in the same period as the underlying transactions. All other realized and unrealized gains and losses are recognized in income. At December 31, 1993 the company had $20 million in contracts to buy and $75 million in contracts to sell foreign currencies during 1994.

Goodwill

Goodwill, the excess of the purchase price of acquired businesses over fair value of the respective net assets, is amortized principally over 30 years on a straight-line basis.

Financial Instruments

The fair value of the company's financial instruments approximates carrying value. Fair values were estimated based on quoted market prices, where available, or on current rates offered to the company for debt with similar terms and maturities.

Earnings Per Share

Primary earnings per share are computed by dividing net income less the ESOP preferred stock dividend requirement by the weighted average number of common shares outstanding plus an equivalent number (one for one) of common shares, assuming the conversion of Series A Stock. Fully diluted earnings per share reflect the dilutive effect of stock options and assume the conversion of outstanding ESOP preferred stock into an equivalent number of common shares at the date of issuance. Net income was reduced by an additional ESOP contribution (differential between the common and the ESOP preferred dividend rates under an assumed conversion) necessary to satisfy the debt service requirement.

Average Common Shares and Common Equivalents Outstanding

                                                                       Assuming
                                                                           Full
Years ended December 31 (In thousands)       Primary                   Dilution
- --------------------------------------       -------                   --------
1993                                          21,840                     23,487
1992                                          21,598                     23,235
1991                                          19,001                     20,618

Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform to the 1993 presentation.

Trade Receivables

In December 1990, the company entered into an agreement to sell an undivided fractional ownership interest in a designated pool of receivables, with limited recourse, in an amount not to exceed $70 million. At December 31, 1993 and December 31, 1992, $65 million and $60 million of accounts receivables had been sold under this agreement. An interest in new receivables may be sold as collections reduce previously sold interests. The company's credit risk associated with the designated pool of receivables was assessed in conjunction with the overall evaluation of trade receivables. Reserves ascribed to these accounts are included in the "Allowance for Doubtful Items" on the consolidated balance sheets and are not a material portion thereof. Operating expenses include fees of $2 million in 1993, 1992 and 1991 related to the sale of receivables under this agreement.

  At December 31, 1993 and December 31, 1992, trade receivables included unbilled receivables of $73 million, related to certain government contracts which are accounted for on the percentage-of-completion method.

Inventories

If the first-in, first-out (FIFO) method of inventory accounting had been used, inventories would have been approximately $145 million and $181 million higher than reported at December 31, 1993 and December 31, 1992, respectively. It is not practicable to separate the inventory into its components because LIFO inventory values are determined principally by the use of the dollar value LIFO method.

Property, Plant and Equipment
                                       1993      1992
                                     ------    ------
Land and improvements to land        $  127    $  119
Buildings and building equipment        296       295
Machinery and equipment               1,951     1,885
Leasehold improvements                   22        30
Construction in progress                113       163
                                     ------    ------
Property, plant and equipment         2,509     2,492
Less accumulated depreciation         1,624     1,558
                                     ------    ------
Property, plant and equipment, net   $  885    $  934
                                     ======    ======

  Leased assets capitalized and included above are not significant. Maintenance and repairs charged to operations amounted to $159 million in 1993, $152 million in 1992 and $148 million in 1991.

Short-Term Borrowings
                                1993              1992
                          ---------------    ---------------
                          Amount     Rate    Amount     Rate
                          ------    -----    ------    -----
Bank loans                   $53     3.4%       $52     3.6%
Domestic commercial paper     30     3.4%        --      --
Foreign                       11    4-12%        20    4-12%
                          ------    -----    ------    -----
                             $94                $72
                          ======             ======

  At December 31, 1993, the company maintained committed credit facilities with banks of $367 million of which $208 million was available, while the comparable 1992 amounts were $376 million and $244 million, respectively.

Long-Term Debt
Due                                                 1993     1992
                                                   -----    -----
         Note agreements
95-02     7.97% notes                              $  56    $  63
95-96     8.125% notes                                12       18
6/02     8% notes                                    100      100
         Industrial development and environ-
          mental improvement obligations
04-17      payable at interest rates which vary
            with short-term tax exempt rates          35       29
95-08     payable at interest rates of 6% to 7%       39       44
6/96     7.144% note payable                          40       40
95-09    Guarantee of ESOP debt varying
          with LIBOR                                  29       45
9/98     10% note                                     11       11
95-02    Mortgage, capitalized leases and
          other indebtedness                           2        2
                                                   -----    -----
         Total long-term senior debt                 324      352
6/97     9.5% subordinated notes                     125      125
                                                   -----    -----
         Total long-term debt                      $ 449    $ 477
                                                   =====    =====

  Among the provisions of the note agreements are restrictions relating to payment of dividends and acquisition of the company's capital stock. At December 31, 1993, retained earnings of approximately $96 million were not so restricted under the provisions.

  The ESOP's purchase of preferred stock in 1989 was financed by $60 million of notes (guaranteed by the company) and $40 million of borrowings from the company. The loan from the company to the ESOP was financed through a long-term credit facility. At December 31, 1993, $15 million of the Guarantee of ESOP debt has been included in current installments of long-term debt.

  In September 1993, the company entered into a new unsecured revolving credit agreement with a group of banks, which replaced a prior $200 million credit agreement. The new agreement provides a maximum borrowing of $250 million and unless extended, expires on October 15, 1997. The company may select various floating rate borrowing options.

  In January 1992, the company issued 2.76 million shares of Series A Conversion Preferred Stock. Proceeds of $111 million were used to repay bank loans outstanding at December 31, 1991.

  In June 1992, the company sold $100 million of 8% notes due 2002. The proceeds from this issue were used to reduce outstanding short-term debt. The company then swapped interest payments on $50 million principal amount of the notes to a floating rate.

  Annual maturities of long-term debt for the next five years are $12 million in 1994, $13 million in 1995, $53 million in 1996, $132 million in 1997 and $19 million in 1998 (excluding the expiring guarantees of ESOP debt).

Series A Preferred Stock

In January 1992, the company sold 2.76 million shares of its $1 par value Series A Conversion Preferred Stock (Series A Stock) generating net proceeds of $111 million. Dividends on the Series A Stock are cumulative at an annual rate of $3.64 per share. On the mandatory conversion date (March 1, 1995) each outstanding Series A Stock will convert automatically into one share of the company's common stock (subject to adjustment in certain events) and the right to receive an amount of cash equal to all accrued and unpaid dividends thereon. Automatic conversion of the outstanding Series A Stock will also occur upon certain mergers or consolidations of the company or in connection with certain other events. In addition, the company has the option to call the Series A Stock, in whole or in part, for redemption prior to maturity at a predetermined call price (payable in common stock of the company) plus an amount of cash equal to all accrued and unpaid dividends on the Series A Stock. The predetermined call price was $55.57 at December 31, 1993, and declines ratably to $54.18 on January 1, 1995, and $53.95 per share thereafter.

Cost of Sales-Related Transactions

Included in cost of sales for 1993 is a pretax charge of $171 million associated with the strategic action plan formulated during the fourth quarter. The plan included costs of business restructurings involving the relocation and consolidation of facilities along with lower estimated proceeds from asset disposals and higher costs associated with components of the 1991 streamlining program ($41 million); dismantling, product liability and on-going custodial costs related to discontinued businesses ($41 million); future environmental liabilities ($55 million); and other charges including asset write-downs and long-term disability liabilities ($34 million).

  In April 1991, the company announced a comprehensive program to streamline its operations and lower costs. The program involved the planned sale of certain businesses, the write-down of several assets to net realizable value and the recording of anticipated operating losses of related businesses to disposal date. In addition, the streamlining program included salaried personnel reductions, accomplished largely through an early retirement incentive initiative. The program resulted in a pretax charge of $129 million ($80 million after tax) which was recorded in the first quarter of 1991.

Restructuring Charge

Included in the restructuring charge was $42 million in 1993 for workforce reductions and $22 million in 1991 for salaried staff reductions, both of which were accomplished largely through an early retirement incentive initiative.

Interest Expense

Interest incurred totaled $40 million in 1993, $43 million in 1992, and $48 million in 1991, of which $2 million was capitalized in 1993 and 1991 and $4 million in 1992.

Pension Plans and Retirement Benefits

Essentially all of the company's domestic pension plans are non-contributory final-average-pay or flat-benefit plans and all domestic employees are covered. The company's funding policy is consistent with the requirements of federal laws and regulations. In 1993 and 1991, the company offered to certain qualified employees an option to receive enriched pension benefits under the early retirement incentive program in connection with the restructuring charge.

Components of Net Pension Expense
                                   1993    1992      1991
                                  -----    ----     -----
Service cost (benefits earned
 during the period)               $  19    $ 17     $  16
Interest cost on the projected
 benefit obligation                  71      65        61
Enriched pension benefit              7      --         8
Actual return on assets            (132)    (62)     (204)
Actual (loss) return deferred
 for later recognition               53     (12)      133
Net amortization of
 unrecognized transition
 asset, prior service cost and
 deferred gains and losses           (2)     (6)       (4)
                                  -----    ----     -----
Net pension expense               $  16    $  2     $  10
                                  =====    ====     =====


Principal Assumptions
                                     1993     1992     1991
                                     ----     ----     ----
Weighted average discount rate       7 1/2%   8 1/2%   8 3/4%
Weighted average rate of
 compensation increase               4 1/2%   5 1/2%   5 1/2%
Long-term rate of return on assets   9 1/2%   9 1/2%   9 1/2%

Funded Status of the Plans
                                                1993       1992
                                              ------      -----
Accumulated benefit obligation
 including vested benefits of $935 and $770   $  938      $ 774
                                              ------      -----
Plan assets at fair value, primarily equity
 and fixed-income securities                  $  984      $ 912
Projected benefit obligation for service
 rendered to date                             (1,002)      (836)
                                              ------      -----
Assets over (under) projected
 benefit obligation                              (18)        76
Unrecognized net transition asset                (48)       (55)
Unrecognized loss (gain)                          18        (40)
Unrecognized prior service cost                   32         17
                                              ------      -----
Net pension liability                        $   (16)     $  (2)
                                              ======      =====

  Approximately 3% of the plan assets at December 31, 1993 and December 31, 1992 represents the company's common stock.

  The company's foreign subsidiaries maintain pension and other benefit plans which are consistent with statutory practices and are not significant.

  The Nonbargaining Employees Pension Plan of Olin Corporation provides that if, within three years following a change of control of the company, any corporate action is taken or filing made in contemplation of, among other things, a plan termination or merger or other transfer of assets or liabilities of the plan, and such termination, merger or transfer thereafter takes place, plan benefits would automatically be increased for affected participants (and retired participants) to absorb any plan surplus.

  The company provides certain postretirement health care and life insurance benefits for eligible active and retired domestic employees. Effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the accrual method of accounting for postretirement health care and life insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits. As of January 1, 1992, the company recognized the full amount of its estimated accumulated postretirement benefit obligation, representing the present value of the estimated future benefits payable to current retirees and the earned portion of estimated benefits payable to active employees after retirement. The pretax charge to 1992 earnings was $80 million with a net income effect of $50 million or $2.30 per share. The net income and per share amounts have been included in the statement of income as the cumulative effect of an accounting change.

Components of Postretirement Expense
                                                  1993     1992
                                                 -----    -----
Service cost-benefits earned during year            $2       $2
Interest cost on accumulated postretirement
 benefit obligation                                  6        7
                                                 -----    -----
Total expense                                       $8       $9
                                                 =====    =====

Unfunded Liability for Postretirement Benefits
                                                  1993   1992
                                                  ----   ----
Accumulated postretirement benefit obligation:
 Retirees                                          $38    $36
 Fully eligible active plan participants            11      9
 Other active participants                          25     35
                                                  ----   ----
Cumulative accumulated postretirement benefit
 obligation                                         74     80
Unrecognized loss                                   (8)    --
Unrecognized prior service cost                     11     --
                                                  ----   ----
Net postretirement benefit liability               $77    $80
                                                  ====   ====

  The accumulated postretirement benefit obligation was determined using the projected unit credit method and an assumed discount rate of 71/2% in 1993 and 83/4% in 1992. The assumed health care cost trend rate used for pre-65 retirees was 131/2% in 1993 and 14% in 1992, declining 1/2% per annum to 6%. For post-65 retirees, the company provides a fixed dollar benefit which is not subject to escalation. In 1993 the company modified certain attributes of the postemployment medical plan including eligibility requirements, retiree contributions and a limit (effective year 2000) on pre-65 retiree medical coverage.

  A one percent increase each year in the health care cost trend rate used would have resulted in a less than $1 million increase in the aggregate service and interest components of expense for the year 1993, and a $4 million increase in the accumulated postretirement benefit obligation at December 31, 1993.

  In 1991 the expense associated with providing these benefits was based on life insurance premiums and medical claims paid. Such benefit costs approximated $7 million and were expensed as incurred.

Income Taxes

As disclosed in the Summary of Significant Accounting Policies, the company adopted SFAS 109 as of January 1, 1992. The cumulative effect on prior years of this change in accounting principle increased 1992 net income by $4 million or $.19 per share and is reported separately in the consolidated statement of income.



Components of Pretax Income (Loss)
                                                 1993      1992      1991
                                                -----     -----     -----
Domestic                                        $(158)    $  89     $ (36)
Foreign                                             8        (1)       11
                                                -----     -----     -----
                                                $(150)    $  88     $ (25)
                                                =====     =====     =====

Components of Income Tax Expense (Benefit)
                                                 1993      1992      1991
                                                -----     -----     -----
Currently payable:
 Federal                                        $  (1)    $  18     $   6
 State                                              3         4         3
 Foreign                                            3         1         1
                                                -----     -----     -----
                                                    5        23        10
Deferred                                          (63)       10       (22)
                                                -----     -----     -----
                                                $ (58)    $  33     $ (12)
                                                =====     =====     =====

  The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax of 35% in 1993 and 34% in 1992 and 1991 to the income (loss) before taxes.

Effective Tax Rate Reconciliation
(Percent)                              1993    1992      1991
                                      -----    ----     -----
Statutory federal tax rate            (35.0)   34.0     (34.0)
Foreign income tax                      2.5     (.9)     (3.1)
State income taxes, net                (3.4)    3.8      (4.8)
Goodwill                                1.2     2.0       6.0
Equity in net income of affiliates      (.5)    (.3)     (4.4)
Other, net                             (3.5)   (1.1)     (7.7)
                                      -----    ----     -----
Effective tax rate                    (38.7)   37.5     (48.0)
                                      =====    ====     =====

  The cumulative amount of undistributed earnings of foreign subsidiaries, if remitted, would result in a minimal amount of tax because of available foreign tax credits.

Components of Deferred Tax Assets and Liabilities
                                               1993    1992
                                              -----   -----
Deferred tax assets
Post retirement benefits                      $  31   $  30
Non-deductible reserves                         150      80
Tax credit carryforwards                         44      30
Other miscellaneous items                        16      15
                                              -----   -----
Total deferred tax assets                     $ 241   $ 155
                                              =====   =====


                                               1993    1992
                                              -----   -----
Deferred tax liabilities
Property, plant and equipment                 $ 133   $ 129
Other miscellaneous items                        45      26
                                              -----   -----
Total deferred tax liabilities                $ 178   $ 155
                                              =====   =====

  Included in Other Current Assets are $46 million of net current deferred assets. Taxable income is expected to be sufficient to recover the net benefit within the carryforward period and, therefore, no valuation allowance was established.

  As of December 31, 1993, the company had approximately $40 million of Alternative Minimum Tax Credits available to offset future federal income taxes on an indefinite carryforward basis.

  The components of the 1991 net deferred tax benefit consisted primarily of accelerated depreciation, alternative minimum tax and non-deductible reserves.

Supplemental Cash Flow Information

Cash payments during the years ended 1993, 1992 and 1991 included interest of $39 million, $43 million and $49 million and income taxes, net of refunds, of $8 million, $15 million and $17 million, respectively.

  In 1991, A. J. Oster Co. was acquired for $80 million in cash. The fair value of assets acquired was $90 million and liabilities assumed or created were $10 million.

Details of Businesses Sold
                                          1993     1992      1991
                                         -----    -----     -----
Fair value of assets sold                $  37    $  42     $  32
Liabilities assumed by the purchaser        --        6        12
Note (paid) payable by the purchaser        --       (6)        6
                                         -----    -----     -----
Net proceeds from sales of businesses    $  37    $  42     $  14
                                         =====    =====     =====

Employee Stock Ownership Plan

In June 1989, an amendment to the company's Thrift Plan created an Employee Stock Ownership Plan feature and changed the name of the Thrift Plan to the Contributing Employee Ownership Plan. The plan is a defined contribution plan available to essentially all domestic employees which provides a match of employee contributions. The plan purchased from the company approximately 1.3 million shares ($100 million) of a newly authorized 1.75 million share series of the company's ESOP preferred stock, financed by $60 million of notes guaranteed by the company and a $40 million loan from the company. This loan has been repaid in total to the company as of December 31, 1992. At December 31, 1993 there were 1.2 million shares of ESOP preferred stock outstanding at a value of $80.00 per share. The annual fixed dividend rate is $5.97 per share. The ESOP preferred stock is convertible by the holder into the company's common stock on a one-for-one basis, subject to anti-dilutive adjustments and may be redeemed at the option of the company after July 1, 1994, or at the option of the plan under certain circumstances (including upon payment of withdrawing plan participant accounts or if required to meet the plan's debt payments). The company reserves the right to satisfy the redemption in cash, marketable obligations or common stock. Expenses related to the plan are based on ESOP preferred and common stock allocated to participants. These costs amounted to $10 million in 1993, 1992 and 1991. Interest incurred by the plan totaled $2 million in 1993, $3 million in 1992, and $5 million in 1991, which was funded by ESOP preferred dividends. The ESOP preferred stock is included in shareholders' equity because the company intends to redeem the ESOP preferred stock solely with shares of the company's common stock, and has the ability to do so.

Stock Options

Under the stock option plans, options may be granted to purchase shares of the company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date. Stock option transactions are as follows:

                                               Option Price
                                     Shares       Per Share
                                    -------   -------------
Outstanding at January 1, 1991      653,258   $13.24-$65.00
Granted                             138,460           44.38
Exercised                           (46,482)    16.55-49.32
Canceled                            (10,214)    44.38-53.50
                                    -------   -------------
Outstanding at December 31, 1991    735,022     13.24-65.00
Granted                             148,125     53.00-63.60
Exercised                           (45,306)    13.24-49.32
Canceled                            (29,805)    30.82-53.50
                                    -------   -------------
Outstanding at December 31, 1992    808,036     22.14-65.00
Granted                             147,030           43.25
Exercised                           (19,418)    28.19-44.38
Canceled                            (14,159)    43.25-53.50
                                    -------   -------------
Outstanding at December 31, 1993    921,489   $22.14-$65.00
                                    =======   =============

  Of the outstanding options at December 31, 1993, options covering 755,449 shares are currently exercisable.

  At December 31, 1993, common shares reserved for issuance under these plans were 1,316,794 and under additional remuneration agreements were estimated to be 50,000.

Shareholder Rights Plan

In 1986, the Board of Directors adopted a Shareholder Rights Plan expiring in 1996, which is designed to prevent an acquiror from gaining control of the company without offering a fair price to all shareholders. Each right entitles the shareholder to buy 1/2 share of common stock of the company at an exercise price of $50. The rights are exercisable only if a person acquires 20% or more of the company's common stock or commences a tender or exchange offer for 30% or more of such stock. The company can redeem the rights at $.05 per right for a certain time period. If any person acquires 30% or more of the common stock and in the event of certain mergers or combinations, each right will entitle the holder to purchase stock or other property having a value of twice the exercise price.

Segment Information

Information relative to the various industries in which the company operates appears on page 19 and is incorporated herein by reference.

Segment Operating Income (Loss)
                                       1993       1992       1991
                                     ------     ------     ------
Chemicals                            $ (165)    $   26     $  (72)
Metals                                   29         47         26
Defense and Ammunition                   15         44         52
                                     ------     ------     ------
Total operating income (loss)        $ (121)    $  117     $    6
                                     ======     ======     ======

Geographic Segment Data
                                       1993       1992       1991
                                     ------     ------     ------
Sales
United States                        $2,242     $2,222     $2,101
Foreign                                 181        154        174
Transfers between areas
United States                            83         79         79
Foreign                                  16         12         11
Eliminations                            (99)       (91)       (90)
                                     ------     ------     ------
Total sales                          $2,423     $2,376     $2,275
                                     ======     ======     ======

Operating income (loss)
United States                        $ (128)    $  110     $   (6)
Foreign                                   6          3          8
Eliminations                              1          4          4
                                     ------     ------     ------
Operating income (loss)              $ (121)    $  117     $    6
                                     ======     ======     ======

Assets
United States                        $1,782     $1,831     $1,824
Foreign                                 137        183        202
Investments                              40         47         28
Corporate assets and eliminations       (29)       (31)       (42)
                                     ------     ------     ------
Total consolidated assets            $1,930     $2,030     $2,012
                                     ======     ======     ======

  Sales to the U.S. government were $354 million, $409 million and $453 million in 1993, 1992 and 1991, respectively. The Defense and Ammunition segment accounted for approximately 83% of the government sales in 1993, 1992 and 1991. Transfers between geographic areas are priced generally at prevailing market prices. Export sales from the United States to unaffiliated customers were $162 million, $172 million and $175 million in 1993, 1992 and 1991, respectively.

Acquisitions

In 1991 the company acquired A.J. Oster Co. for $80 million. This acquisition was accounted for as a purchase and accordingly, its results of operations, which were not material, are included in the consolidated financial statements from the date of acquisition. The net assets acquired included working capital of $32 million, property, plant and equipment of $14 million and other assets of $2 million.

Dispositions

During 1993, the Company sold the facility and the assets of its contract integrated circuit assembly operation and its interest in the German joint venture to its partner. These transactions generated cash proceeds of $37 million.

  Throughout 1992, the company sold several small product lines such as urethane systems, Uralloy low profile additives, sodium chlorite, the European and Singapore-based electronic chemicals and its ethylene oxide unit. Proceeds from these sales in 1992 amounted to $36 million.

  In December 1991, the company sold its European sporting ammunition business, including its shotshell manufacturing facility in Italy. This transaction generated cash proceeds of $20 million, including $6 million received in 1992.

Environmental

The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. Environmental provisions charged to income amounted to $85 million in 1993, $17 million in 1992, and $18 million in 1991. The significant increase in 1993 resulted from expanded volumes of contaminants uncovered while remediating a particular site combined with the availability of more definitive data from progressing investigatory activities concerning both the nature and extent of contamination and remediation alternatives at other sites. The consolidated balance sheets include reserves for future environmental expenditures to investigate and remediate known sites amounting to $131 million at December 31, 1993 and $66 million at December 31, 1992, of which $91 million and $39 million are classified as other noncurrent liabilities, respectively. Included in the reserve at December 31, 1993 are liabilities anticipated to be shared with a third party, with whom the company is currently in litigation.

  Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcome of which is subject to various uncertainties) may be decided unfavorably against the company. At December 31, 1993, the company had estimated additional contingent environmental liabilities of $19 million which were determined in accordance with generally accepted accounting principles.

Commitments and Contingencies

The company leases certain properties, such as manufacturing, warehousing and office space, data processing and office equipment and railroad cars. Leases covering these properties generally contain escalation clauses based on increased costs of the lessor, primarily property taxes, maintenance and insurance and have renewal or purchase options. Total rent expense charged to operations amounted to $45 million in 1993 and $37 million in 1992 and 1991, (sublease income is not significant). Future minimum rent payments under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 1993 are as follows (in millions): 1994-$29; 1995- $25; 1996-$20; 1997-$17; 1998-$13; thereafter-$58.

  There are a variety of legal proceedings, contractual obligations and environmental issues, arising out of its businesses, pending or threatened against the company. Certain information regarding these matters can be found in the Environmental note to the consolidated financial statements; and Item 3, Legal Proceedings and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the 1993 Form 10-K, which is available on request from the company.

Independent Auditors' Report

To the Board of Directors and Shareholders of Olin Corporation:

We have audited the accompanying consolidated balance sheets of Olin Corporation and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Olin Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

  As discussed in the notes to financial statements, the company changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1992.


/s/ KPMG Peat Marwick

Stamford, Connecticut
January 27, 1994


Management Report on Financial Statements

The company has prepared the accompanying consolidated financial statements and related information for the years ended December 31, 1993, 1992, and 1991. Management is responsible for the integrity of the financial statements, which were prepared in conformity with generally accepted accounting principles. In our opinion, they contain no material misstatements attributable to fraud or error. The financial information contained elsewhere in this annual report is consistent with the financial statements.

  The company maintains internal accounting control systems designed to provide reliable information and reasonable assurance that assets are safeguarded from loss or unauthorized use, that fraudulent reporting would be prevented or detected and that all transactions are properly authorized. A well-qualified internal audit department evaluates internal accounting control systems and monitors compliance with the company's internal control policies and procedures. Management believes that, as of December 31, 1993, the company's system of internal controls is adequate to accomplish the objectives discussed herein.

  Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is communicated to all employees in the company's code of business conduct, which is publicized throughout the company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The company maintains a systematic program to assess compliance with these policies.

  Our independent auditors are engaged to audit and to render an opinion on the fairness in all material respects of our consolidated financial statements presented in conformity with generally accepted accounting principles. In performing their audit in accordance with generally accepted auditing standards, they evaluate the effectiveness of our internal accounting control systems, review selected transactions and carry out other auditing procedures to the extent they consider necessary in expressing their opinion on our financial statements.

  The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management and the company's internal auditors to review the work of each and to evaluate matters pertinent to internal accounting controls and financial reporting, and the nature, extent and results of auditing activities. The Audit Committee annually recommends to the Board of Directors the appointment of independent auditors. The independent auditors and the company's internal audit department have access to the Audit Committee without management's presence.


/s/ John W. Johnstone, Jr.                      /s/ James A. Riggs

John W. Johnstone, Jr.                          James A. Riggs
Chairman and                                    Senior Vice President and
Chief Executive Officer                         Chief Financial Officer

Directors

Board of Directors

Robert R. Frederick
Former President and
Chief Executive Officer,
RCA Corporation

Donald W. Griffin
President and
Chief Operating Officer

William W. Higgins
Former Senior Vice President,
The Chase Manhattan
Bank, N.A.

Robert Holland, Jr.
Chairman, ROKHER-J, Inc.

John W. Johnstone, Jr.
Chairman and
Chief Executive Officer

Jack D. Kuehler
Former Vice Chairman,
International Business Machines
Corporation

H. William Lichtenberger
Chairman and
Chief Executive Officer,
Praxair, Inc.

G. Jackson Ratcliffe, Jr.
Chairman, President
and Chief Executive Officer,
Hubbell Incorporated

William L. Read
Vice Admiral, U.S. Navy (Ret.)

John P. Schaefer
Chairman, Research Corporation
Technologies and President,
Research Corporation

Irving Shain
Former Vice President and
Chief Scientist

Eugene F. Williams, Jr.
Former Chairman, Centerre
Trust Company of St. Louis

Robert L. Yohe
Former Vice Chairman
of the Board


Committees of the Board

Audit Committee

William W. Higgins,
Chairman
G. Jackson Ratcliffe, Jr.
William L. Read
John P. Schaefer
Irving Shain

Compensation and Stock
Option Committee

G. Jackson Ratcliffe, Jr.,
Chairman
Robert R. Frederick
Robert Holland, Jr.
Jack D. Kuehler
Eugene F. Williams, Jr.

Directors Committee

Jack D. Kuehler,
Chairman
Robert R. Frederick
William W. Higgins
Eugene F. Williams, Jr.

Executive and Finance Committee

Eugene F. Williams, Jr.,
Chairman
Robert R. Frederick
Donald W. Griffin
Robert Holland, Jr.
John W. Johnstone, Jr.
Jack D. Kuehler
Robert L. Yohe

Pension Committee

Robert R. Frederick,
Chairman
G. Jackson Ratcliffe, Jr.
William L. Read
John P. Schaefer
Irving Shain

Social Responsibility Committee

John P. Schaefer,
Chairman
William W. Higgins
Robert Holland, Jr.
William L. Read
Irving Shain


Management

Corporate Management

John W. Johnstone, Jr.
Chairman and
Chief Executive Officer

Donald W. Griffin
President and
Chief Operating Officer

Joseph M. Gaffney
Senior Vice President,
Planning and Development

James G. Hascall
Senior Vice President

James A. Riggs
Senior Vice President and
Chief Financial Officer

Emanuel J. DiTeresi
Vice President and Controller

George B. Erensen
Vice President, Taxes and
Risk Management

Johnnie M. Jackson, Jr.
General Counsel-Corporate
Resources, And Secretary

Peter C. Kosche
Vice President, Human Resources

Janet M. Pierpont
Vice President and Treasurer

Linda E. Gaza
Vice President, Public Affairs

Robert A. Beyerl
Director, Internal Audit


Operations Management

Leon B. Anziano
President, Chlor-Alkali Products,
and Corporate Vice President

Gerald W. Bersett
President, Winchester, and
Corporate Vice President

Michael E. Campbell
President, Electronic Materials,
and Corporate Vice President

Angelo A. Catani
President, Ordnance, and
Corporate Vice President

Patrick J. Davey
President, Chemicals, and
Corporate Vice President

James G. Hascall
President, Brass, and Corporate
Senior Vice President

William M. Schmitt
President, Latin America and
South Africa, and
Corporate Vice President

William W. Smith
President, Aerospace, and
Corporate Vice President

Marc A. Kolpin
President, Physics International

Robert J. Tubbs
General Counsel-Operations

Corporate Data

Transfer Agent and Registrar

Chemical Bank
450 W. 33rd Street
New York, N.Y. 10001
Telephone: (800) 306-8594

Stock Exchange Listings

Common Stock
New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange
Ticker Symbol: OLN

Series A Conversion
Preferred Stock
New York Stock Exchange
Ticker Symbol: OLNPrP

Trustee for Subordinated Notes

Bankers Trust Company
Four Albany Street
New York, N.Y. 10015
Telephone: (212) 250-6112

Trustee for 8% Notes

Chemical Bank
450 W. 33rd Street
New York, N.Y. 10001
Telephone: (212) 613-7147

Commercial Paper Dealers

J.P. Morgan Securities, Inc.
60 Wall Street
New York, N.Y. 10260-0060
Telephone: (212) 648-0100

Goldman Sachs
Money Markets, L.P.
85 Broad Street
New York, N.Y. 10004
Telephone: (212) 902-8274

Dividend Reinvestment Service

Olin makes a Dividend Reinvestment Service available to its shareholders. For information, write to:
Chemical Bank
Dividend Reinvestment Dept.
P.O. Box 24850
Church Street Station
New York, N.Y. 10249
Telephone: (800) 306-8594


Trademarks

Italicized words identifying products in this report are trademarks or servicemarks of Olin Corporation or its subsidiaries or affiliates.

Annual Meeting

The annual meeting of the shareholders will be held on Thursday, April 28, 1994, at 10:30 a.m., local time, at the headquarters of the corporation, 120 Long Ridge Road, Stamford, Connecticut.

Toll Free Shareholder Information

Telephone: (800) 656-OLIN

Quarterly earnings releases, other corporate news releases, and Olin's Form 10-K are available. Earnings are released during the third week of April, July, October, and the fourth week of January.

Investor Contact

Richard E. Koch
Director, Investor Relations Olin Corporation
P.O. Box 1355
Stamford, CT 06904-1355
Telephone: (203) 356-3254

Credits

Design: Addison Corporate Annual Reports Inc., N.Y.C.
Photography: Jeff Smith
Printed in U.S.A. on recycled paper.

Annual Report Features

1992--Building for the Next Century
1991--The Spirit of Olin
1990--Stakeholders of Total Quality Management
1989--Building Shareholder Value
1988--Employee Dedication to Customer Service
1987--A Focus on Customer Satisfaction

Quarterly Data (unaudited)
                                  First      Second      Third     Fourth
1993                            Quarter     Quarter    Quarter    Quarter      Year
- ----                            -------     -------    -------    -------      ----
Sales                              $592       $626       $607       $598      $2,423
Cost of goods sold                  484        507        508        662       2,161
Net income (loss)                    12         14          5       (123)        (92)
Net income (loss) per share:
   Primary                          .45        .57        .15      (5.69)      (4.52)
   Assuming full dilution           .45        .57         --         --          --
Common dividends                    .55        .55        .55         .55       2.20
Market price of
   common stock*
      High                           46 1/4     46 1/4     45 1/4      50 1/2     50 1/2
      Low                            40 3/8     42 3/8     39 7/8      41 3/4     39 7/8

1992
- ----
Sales                              $614       $633       $577        $552     $2,376
Cost of goods sold                  490        516        482         453      1,941
Income before
   accounting changes                24         21          6           4         55
Accounting changes                  (46)        --         --          --        (46)
Net income (loss)                   (22)        21          6           4          9
Net income (loss) per share:
  Primary:
    Income before
      accounting changes           1.04        .88        .18         .07       2.17
    Accounting changes            (2.11)        --         --          --      (2.11)
    Net income (loss)             (1.07)       .88        .18         .07        .06
  Assuming full dilution             --        .86         --          --         --
Common dividends                    .55        .55        .55         .55       2.20
Market price of
  common stock*
    High                             54 1/4     54 3/4     47 3/4      46         54 3/4
    Low                              39 3/8     43 3/4     39 1/2      37 1/4     37 1/4

1991
- ----
Sales                              $561       $568       $551        $595     $2,275
Cost of goods sold                  549        454        453         488      1,944
Net income (loss)                   (59)        21         15          10        (13)
Net income (loss) per share:
  Primary                         (3.20)       .98        .70         .60       (.92)
  Assuming full dilution             --        .96        .69         .60         --
Common dividends                    .55        .55        .55         .55       2.20
Market price of
  common stock*
    High                             49 5/8     53 1/2     54          47 3/4     54
    Low                              33 1/2     40 1/4     46 1/4      36 5/8     33 1/2

* New York Stock Exchange composite transactions.

   1993 fourth-quarter loss includes a $132 million charge for personnel reductions, business restructurings involving consolidations and re-alignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges.
   1992 first-quarter loss includes a $46 million charge for cumulative effect of Accounting Changes for the adoption of SFAS No. 106 and No. 109.
   1991 first-quarter loss includes an $80 million charge to cover losses on disposition and write-down of certain businesses and costs of personnel reductions.



32