Form 10-K, Exhibit 13
period 1994-12-31
OLIN CORP
filed 1995-03-10
CIK 74303

                                                                      EXHIBIT 13

Olin Corporation is a Fortune 200 company whose businesses are concentrated in chemicals, materials and metals, defense, sporting ammunition and aerospace.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1994 Compared to 1993

The selective investments made over the past several years, strategic actions taken in 1993 and a stronger economy contributed to the company's improved financial performance over 1993. In 1994, all divisions exceeded 1993 profit levels with record earnings achieved in Metals, Winchester and Electronic Materials.

     Net income increased to $91 million, or $3.65 per share, from a net loss of $92 million, or $4.52 per share, which included a charge of $132 million. Sales in 1994 were a record $2.7 billion, up 10% from 1993, attributed primarily to strong customer demand for most major products.


Chemicals

Sales of $1,195 million for 1994 increased 7% over 1993, while segment net income was $42 million compared to 1993's net income of $12 million, excluding $106 million of the 1993 charge. Improved economic conditions favorably impacted many of the chemicals businesses. Improved pricing and lower manufacturing costs in chlor-alkali and higher volumes in pool products and urethanes contributed to the 1994 increase in net income from 1993.

Chlor-alkali's sales were 11% ahead of last year due to strong demand and increased pricing. These factors along with lower manufacturing costs (raw materials and plant fixed costs) and the implementation of profit improvement programs resulting from reengineered processes, contributed to chlor-alkali's improved profit performance.

     In the urethanes business, strong domestic demand for polyols contributed to the 1994 sales increase. TDI volumes were comparable to 1993's levels. The specialty urethanes coating product line experienced higher sales volumes as this relatively new business continued to expand internationally. Operating results in 1994 improved as the higher volumes more than offset increases in raw material costs and the effect of the production outage at the Lake Charles, La. facility.

     Pool products sales increased over 1993's levels as higher volumes more than offset the impact of competitive pricing pressures. Domestic brand and bulk volumes as well as export shipments exceeded last year's levels. Reduction in administrative expenses were offset by additional expenditures for advertising and promotional efforts to support brand products.

      Operating results of specialty chemicals exceeded last year. Worldwide volumes increased as a result of higher foreign sales and the introduction of new products. The profit impact from these additional volumes was offset in part by higher operating costs relating to toxicology studies on new products and additional administrative personnel at foreign affiliates.

     Strong demand from the semiconductor industry for the company's high-purity electronic chemicals and its MQUAD microelectronic packaging system accounted
                             -----
for the improvement in sales and profitability of the electronic chemicals business.

     Chemicals sales and net income are expected to increase from 1994's level due to higher volumes and improved pricing, offset in part by higher raw material costs. Chlor-alkali's performance is expected to improve due to continuing strong demand for caustic. Although additional volumes are estimated to increase specialty chemicals sales, new product introductions and market entry costs are expected to negate the profit impact from the additional volumes. In the electronic chemicals business, volume gains due to continuing demand from the semiconductor industry are expected to enhance 1995's performance.

     In the past, there have been legislative initiatives to study the dangers and benefits of chlorine and chlorinated compounds. It is impossible to predict what legislation or other initiatives, if any, may be adopted regarding chlorine and what effect, if any, such action may have on the company.


Metals

Sales in 1994 were a record $750 million, and improved 14% over 1993 on higher metal values and increased levels of commercial shipments, as all operations recorded higher volumes than the previous year. Net income increased to $39 million from $26 million in 1993, excluding $12 million of the 1993 charge. The record financial performance benefited from higher demand; additional investments in equipment to expand capacity, improve yields and reduce manufacturing costs; the implementation of profit improvement programs including a reduction in the salaried workforce; and the absence of operating losses from a joint venture disposed of in the fourth quarter of 1993.

     With an improved economy in 1994, the demand for strip products from the automotive, housing and ammunition markets, was exceptionally strong. The industry has not seen demand for strip reach 1994 levels in the last ten years. The 1993 expansion of the East Alton, Ill. mill provided additional capacity to meet this demand. Shipments of other products, such as stainless steel and fineweld tube, also exceeded 1993's levels.

     In 1995, it is expected that the economy will remain strong throughout the year and that Metals will operate at near capacity production levels to support the demand for brass strip. Sales are expected to increase slightly as increased sales volumes in certain operations and higher metal values are expected to offset lower coinage requirements. There is still excess domestic capacity, which may lower industry operating rates and create a very competitive pricing environment. Segment net income is estimated to be comparable to last year.


Defense and Ammunition

Sales in 1994 were $713 million, 10% ahead of 1993 due to increased shipments of Winchester commercial ammunition and Ball Powder propellants and the inclusion
                                     -----------
of sales of the newly acquired medium caliber business. Net income in 1994 increased to $32 million from $24 million, excluding $14 million of the 1993 charge. The increased volumes, along with the profit contribution from the acquisition, additional royalty income and the savings from the reduction in the salaried workforce, contributed to the increase in segment net income.

     Winchester's domestic commercial ammunition sales were exceptionally strong throughout the year. Heavy consumer buying due in part to the fear of restrictive legislation and taxation accounted for Winchester's record sales level and offset decreases in military export ammunition sales. The related profit impact from higher sales more than offset lower fees associated with lower production volumes at the Lake City Army Ammunition Plant and accounted for the division's record profits in 1994.

     In the Ordnance Division, the integration of the newly acquired business was implemented successfully and expanded the company's medium caliber ammunition line of products. Ordnance's sales and profits improved over 1993 due to the acquisition and increased Ball Powder propellant shipments. Tank
                                 -----------
ammunition volumes in 1994 were comparable to the prior year.

     Aerospace Division sales were comparable to 1993's amount. Sales of new products were offset by delays/cancellations of certain government funded programs. Increased margins on certain rocket engine programs, new products and additional royalty income contributed to higher divisional profits in 1994.

     In 1995, sales for the Defense and Ammunition segment are expected to increase with net income comparable to 1994. Demand for Winchester's commercial ammunition is expected to remain strong, while its military ammunition shipments are expected to surpass 1994's level. Increases in commodity costs, especially copper, and lower fees related to reduced production volumes at Lake City are estimated to offset the profit impact from the sales increases. Higher shipments of large and medium caliber ammunition along with sales of new Aerospace products are expected to more than offset lower Ball Powder propellant volumes.
                                                -----------

     U.S. government sales amounted to $379 million in 1994, $354 million in 1993 and $409 million in 1992. Approximately 91% of 1994 sales were to the Department of Defense (DoD) or agencies thereof. Changes in the strategic direction of defense spending, the timing of defense procurements and specific defense program appropriation decisions may adversely affect the performance of this segment and the company in future years, including its income, liquidity, capital resources and financial condition. The precise impact of these decisions will depend upon the timing and size of changes and decisions, and the company's ability to mitigate their impact with new business, business consolidations or cost reductions. The company currently provides services to the U.S. government in facilities management and ordnance demilitarization and continues to pursue other business areas. In view of the continuing uncertainty regarding the strategy and priorities of the DoD, the historical financial information of the Defense and Ammunition segment, and to a lesser extent, of the company, may not be indicative of future performance.

Other Financial Data

In 1993, the company recorded a pretax charge for a series of strategic actions consisting of personnel reductions, business restructurings including consolidations and realignments within divisions, provision for costs at sites of discontinued businesses, future environmental liabilities, and other charges. As of December 31, 1994, the planned personnel reductions had been approximately 80% completed. The remaining reductions are anticipated to occur in 1995 at an estimated cost of $18 million. Various actions within the business restructuring phase of the 1993 charge had been completed as of December 31, 1994. The remaining actions, primarily the restructuring of the electronic materials businesses, are expected to be finalized within the next two years at an estimated cost of $18 million.

     The savings resulting from the workforce reductions and business restructurings were approximately $20 million in 1994. The expected additional savings from the remaining actions are estimated to be $15 million on an annualized basis thereafter.

     Gross margin percentage was 19% for 1994, an increase of 1% from 1993, excluding the charge. The increase was driven by increased volumes and cost reduction programs (including an early retirement incentive program), but was offset in part by increased commodity costs (copper and lead) and higher raw materials costs.

     Selling and administration expenses as a percentage of sales decreased to 11.4% in 1994 from 12.4% in 1993. The impact from cost reduction programs and other personnel reductions was offset by operating expenses relating to the acquisition and higher administrative expenses. Research and development expenditures decreased as efforts were concentrated on the company's core businesses and on new products and technologies related to such businesses.

     The decrease in 1994 average domestic short-term borrowings more than offset the impact of increasing short-term interest rates and contributed to the decrease in interest expense from 1993.

     The effective tax rate for 1994 was 35.5%, compared to 36.5% in 1993, excluding the effect of the charge. At December 31, 1994, the company had net deferred tax assets of $61 million, principally comprised of alternative minimum tax credits of $30 million and temporary differences between financial statement and tax bases of assets and liabilities. No valuation allowance has been provided because management believes that it is more likely than not that sufficient taxable income will be generated in the next two years to allow for the realization of these tax benefits. Taxable income required for such realization currently approximates $280 million.

     In December 1987, a Federal Trade Commission (FTC) judge ruled that the company must divest the chlorinated isocyanurates business acquired in 1985, which included an isocyanurates manufacturing facility in South Charleston, W. Va., a packaging facility in Livonia, Mich. and the SUN brand trademark. Over
                                                    ---
the years, the company has been unsuccessful in its efforts to appeal. The company unsuccessfully attempted to modify the FTC order by proposing to the FTC that the company sell its trichloroisocyanurate production facility in Lake Charles, La. to BioLab, Inc. (a sale which it ultimately consummated in 1994) instead of selling its South Charleston facility. The company entered into an agreement in principle, in 1994, to sell the SUN brand of isocyanurates. In
                                             ---
February 1995, the company signed a letter of intent for the sale of its South Charleston and Livonia facilities to subsidiaries of Israel Chemicals Ltd. These transactions did not have a material impact on the company's results of operations in 1994 and are not expected to have a material adverse effect on the results of operations for 1995.

1993 Compared to 1992

The recession continued to influence some of the company's major product lines. The lingering effects of the recession, the inability to raise prices for certain chemical products, the declining levels of defense procurement and intense price competition in the metals industry had adversely impacted the company's financial performance. Also in 1993, a series of strategic actions were announced that resulted in a pretax charge to operations of $213 million ($132 million after tax) to cover costs for personnel reductions, business restructurings involving consolidations and realignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges. As a result, the company reported a 1993 net loss of $92 million, equal to $4.52 per share. Net income in 1992 was $9 million or 6 cents per share and included an after-tax charge of $46 million for the adoption of two financial accounting standards involving retiree benefits and income taxes. Sales for 1993 were $2.4 billion, up slightly from 1992's level.


Chemicals

Chemicals 1993 sales were $1,117 million, up 12% from 1992. This increase was attributable in part to higher performance urethanes sales, particularly for the new specialty urethanes coatings, and sales of a previously non-consolidated affiliate in Europe. Segment net loss for 1993 was $94 million which included $106 million of the 1993 charge, compared to 1992's net income of $21 million. The decline in net income was due primarily to the poor performance from the chlor-alkali and flexible urethanes businesses.

     Despite a 3% increase in the 1993 chlorine industry operating rate to 97% of capacity, chlor-alkali financial performance was significantly behind 1992's level. Chlorine prices increased throughout 1993 driven by strong demand from plastic manufacturers. Conversely, demand for caustic was sluggish and adversely affected by over-supply conditions in the marketplace. The decline in caustic prices was greater than the increase in chlorine prices. These factors along with higher electricity costs (caused by severe weather conditions in the Southeast and a nuclear power plant shutdown) and operating problems at the Niachlor facility were the main contributors to the 1993 decline in chlor-alkali's financial performance.

     Sales of flexible urethanes increased over 1992's level. Higher domestic TDI volumes and prices more than offset lower international prices and contributed to the sales increase. Flexible polyols volumes and prices were slightly ahead of 1992's levels. Despite these sales gains, the flexible urethanes business lost money once again in 1993. Production problems early in the year, lower international prices and the unfavorable performance from the company's two Venezuelan joint ventures contributed to the additional losses.

     Sales of acids, sodium hydrosulfite and other industrial chemicals in 1993 were comparable to 1992 sales, while profits were slightly higher due primarily to the strong demand for sodium hydrosulfite by the textile and paper industries.

     In the pool products business, 1993's financial performance was comparable to 1992. Improved weather conditions combined with sales of a previously non-consolidated European affiliate accounted for the revenue increase. Higher product exports and market share of bulk chemicals also contributed to mitigating the profit impact of lower pricing due to ongoing competitive pressures. The additional volumes and the improved operating results from a Brazilian joint venture offset the profit impact of lower prices, a less favorable product mix and higher administrative expenses.

     Specialty and organic chemicals sales were equal to 1992's level, while profits increased significantly from 1992. The company expanded its biocides products and markets in 1993, with shipments to the Far East and other international customers more than doubling. The combination of increased shipments and lower raw materials costs for propylene and ethylene oxide accounted for the improvement in sales and profitability of the specialty surfactants business.

     Sales of performance urethanes were well ahead of 1992 while associated operating losses declined significantly. Higher sales volumes and a lower raw material cost were the main contributors to the improved performance of the polyols business. In its first full year of operations in 1993, the new specialty urethanes coatings business built market share through competitive pricing.

Metals

Metals sales of $660 million declined 2% on lower metal values and reduced levels of utility and defense-related business. The Indianapolis operations, Mill Products and the Fabricating business and A. J. Oster Co. (Oster) each recorded higher volumes and improved product mix. Record commercial shipments of brass strip were achieved in 1993. In addition, the expansion of the East Alton mill was completed in mid-1993, contributing to improved quality and productivity.

     Metals net income was $14 million in 1993, compared to $29 million in 1992. The 1993 income is net of a $12 million charge for costs associated with the 1993 strategic action plan. The profit decline resulted from lower sales to the defense and utility industries and pricing pressures as a competitor brought additional capacity on line. In addition, losses from the German joint venture were significantly greater than the corresponding loss in 1992. In the 1993 fourth quarter, the company sold its interest in this venture to its partner for approximately book value. Offsetting these negative income factors to some degree were the strong profit performance from the Oster and Indianapolis operations due to higher shipments of brass strip.

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

     Winchester's 1993 sales decreased 2% from 1992 resulting from the completion in 1992 of several foreign ammunition contracts and lower shipments of small caliber military and export ammunition partially offset by higher domestic sales. An improved product mix, higher domestic selling prices and favorable manufacturing cost performance more than offset the reduced export profit margins, resulting in a slight profit improvement in net income.

     The Ordnance Division experienced lower shipments of certain large and medium caliber ammunition due to shrinking defense procurements. Net income was further impacted by higher severance costs as the division continued to resize, reflecting the declining U.S. defense budgets. In 1993, the company entered into negotiations to purchase the medium caliber ordnance business of GenCorp Inc.

     The Aerospace Division financial results were mixed for 1993; sales declined 11% while net income increased 21%. Lower sales of certain solid propellant products and canceled/delayed Department of Defense contract awards contributed to the sales decline. The related profit impact from lower sales was more than offset by the absence of cost overruns on certain fixed-price contracts and the costs of closing the Wadsworth facility, both in 1992, along with lower operating expenses in 1993.

Other Financial Data

In December 1993, the company announced a series of strategic actions consisting of personnel reductions, business restructurings including consolidations and realignments within divisions, provisions for costs at sites of discontinued businesses, future environmental liabilities, and other charges. As a result of these actions, the company recorded a pretax charge to operations of $213 million ($132 million after tax) in the fourth quarter of 1993. Major components of this charge were the following:

     A. Personnel Reductions: The company expected to reduce its salaried workforce by over 10%, or 600 people, over the next two years along with minor reductions in the hourly workforce. An early retirement incentive program was put in effect for the Brass and Winchester divisions, which did not participate in a similar program offered in 1991. The pretax charge for these actions was $42 million.

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

     C. Discontinued Businesses and Site Maintenance Costs: The pretax charge for discontinued businesses and site maintenance was $41 million to provide for property maintenance, security, and product liability expenses associated with several operations which are no longer ongoing businesses. Also, a previously decommissioned plant and warehouse will be disassembled, while associated buildings will be modified to make them suitable for future leasing.

     D. Future Environmental Liabilities: The pretax charge of $55 million recognized future environmental liabilities resulting from additional investigatory activities and more extensive remediation at sites. An additional pretax charge of $24 million related to remediation costs which the company funded and anticipated sharing with a third party, with whom the company is now in litigation.

     E. Other Charges: There were various other minor charges, including asset write-downs and long-term disability costs, which amounted to $10 million pretax.

     Selling and administration expenses as a percent of sales increased to 12.4% in 1993 from 11.7% in 1992. Increased administrative, selling and promotional efforts for new product introductions in the

Chemicals and the Defense and Ammunition segments, higher operating expenses of the electronic materials businesses and the European affiliate were the main contributors to the increase. Research and development expenditures, up slightly from 1992's level, were concentrated on the company's core businesses and the exploration of new products and technologies associated with these businesses.

     Interest expense in 1993 decreased slightly from 1992 due to lower short-term interest rates in effect during 1993. The average borrowing rate on domestic short-term debt decreased by 87 basis points from 1992's rate.

     The effective tax rate was 38.7% in 1993 and 37.5% in 1992, approximating the combined federal and state statutory rates in each year, respectively. At December 31, 1993, the company had net deferred tax assets of $63 million, principally comprised of alternative minimum tax credits of $40 million and temporary differences between financial statement and tax bases of assets and liabilities. No valuation allowance has been provided because management believes that it is more likely than not that sufficient taxable income will be generated in the next two to four years to allow for the realization of these tax benefits. Taxable income required for such realization approximated $350 million.

Liquidity and Investment Activity

Cash flow from operations supplemented by credit facilities, proceeds from the divestment of businesses and the issuance of common shares were used to finance the company's major funding needs, namely capital projects, dividends to shareholders and the acquisition. Cash flow from operating activities amounted to $199 million in 1994, $137 million in 1993 and $189 million in 1992. The
1994 change in cash flow from operating activities was primarily due to increased operating income. The increase in receivables and inventories to support a higher level of business activity was offset in part by higher current liabilities. Cash flow from operations was used for expenses incurred in executing the 1993 strategic action plan. The decrease in cash flow from operations in 1993 from 1992 was primarily attributable to lower operating income. The effect of lower operating income was partially offset by higher depreciation expense which resulted from increased capital spending levels in prior years. The reduction in current liabilities related to lower amounts due vendors, increased spending for environmental remediation and costs incurred in executing the 1991 streamlining program.

     Net cash used for investing activities was $127 million in 1994, $84 million in 1993 and $139 million in 1992. Capital spending in 1994 increased 13% from the prior year mainly to support the consolidation of some medium caliber ammunition operations, restore the trichloroisocyanurate production facility at South Charleston, W. Va. and provide additional capacity for selected product lines. Environmental capital spending in 1994 approximated last year's amount. Capital spending in 1993 decreased $41 million or 24% from 1992 due to lower environmental capital spending and the completion in 1992 of additional brass strip capacity, the new specialty urethanes plant and the sulfuric acid regeneration plant.

     Capital expenditures in 1995 are estimated to increase approximately 20% from 1994 to provide additional capacity and product quality for selected product lines. Three major projects account for the majority of this increase: the completion of a manufacturing, distribution and laboratory complex in Mesa, Ariz. for the electronic materials business; the integration and expansion of TDI capacity at Lake Charles, La. and the modernization of the tube mill at Indianapolis, Ind.

     Investment spending in 1993 and 1992 was primarily for a new ethylene oxide joint venture in Venezuela, which was completed in 1993. The company's investment in this venture totaled $21 million at December 31, 1994. Throughout 1994, this venture continued to experience liquidity difficulties due to high leverage. In Venezuela, general economic conditions have become unstable in light of government actions. The government imposed currency exchange controls in order to control capital flight and manage inflation. The company, along with its venture partners, is currently attempting to resolve these difficulties in order to protect its recorded investment.

     In 1994, the company purchased certain assets of the medium caliber ammunition business of GenCorp Inc.'s Aerojet Ordnance division for approximately $25 million. This acquisition provided the company with a complete line of improved medium caliber ammunition products as well as air dispensed munition products. During 1994, the company sold its conductive materials business including the manufacturing facility in Ontario, Cal. and its trichloroisocyanurate production facility in Lake Charles, La. These transactions generated proceeds of $41 million. During 1993 the company sold the facility and the assets of its contract integrated circuit assembly operation (completing the divestiture phase of its 1991 streamlining program) and its interest in the German joint venture to its partner. These divestments generated proceeds of $37 million. Throughout 1992, several small product lines were sold as part of the streamlining program. Proceeds from the sales amounted to $42 million including $6 million received from a prior year sale.

     At December 31, 1994, the company maintained committed credit facilities with banks of $303 million of which $278 million was available. The company believes that these credit facilities are adequate to satisfy its liquidity needs for the near future. In September 1993, the company entered into a new unsecured revolving credit agreement with a group of banks, which replaced a prior $200 million credit agreement. The new agreement provides a maximum borrowing of $250 million and unless extended, expires on October 15, 1997. The company may select various floating rate borrowing options.

     In May 1994, the company issued 2.2 million shares of common stock at a price of $46.00. The net proceeds of $98 million were used to reduce short-term floating-rate debt and finance the acquisition of the medium caliber ammunition business. In 1992, the company sold 2.76 million shares of its $1 par value Series A Conversion Preferred

Stock (Series A Stock) generating net proceeds of $111 million, which were used to reduce bank loans. On March 1, 1995, the outstanding Series A Stock will convert automatically into shares of common stock on a one-for-one basis. In addition, the company in 1992 sold $100 million of 8% Notes due 2002 and used the proceeds to reduce short-term debt (most of which was incurred for working capital purposes). The company has swapped interest payments on $50 million principal amount of these notes to a floating rate.

     In 1990, the company participated in a program in which it sold an undivided ownership interest in a designated pool of receivables, with limited recourse, in an amount not to exceed $70 million. Amounts sold were $25 million and $65 million at December 31, 1994 and 1993, respectively. In January 1995, the company ended its participation in this program.

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

     The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. Environmental provisions charged to income amounted to $17 million in 1994, $85 million in 1993, and $17 million in 1992. The significant increase in 1993 resulted from expanded volumes of contaminants uncovered while remediating a particular site, combined with the availability of more definitive data from progressing investigatory activities concerning both the nature and extent of contamination and remediation alternatives at other sites. Charges to income for investigatory and remedial efforts were material to operating results in 1994, 1993, and 1992 and may be material to net income in future years.

     Cash outlays for environmental-related activities totaled $82 million in 1994 as compared with $93 million in 1993 and $103 million in 1992. During 1994, $45 million of these cash outlays were directed towards normal plant operations for the disposal of waste and the installation, operation and maintenance of pollution control equipment and facilities to ensure compliance with mandated and voluntarily imposed environmental quality standards. Comparable spending for 1993 and 1992 was $49 million and $62 million, respectively. Included in the costs for normal plant operations were environmental capital expenditures for pollution control equipment and pollution abatement facilities. Spending for environmental capital was $11 million in both 1994 and 1993 and $25 million in 1992. The 1992 environmental capital expenditures include construction costs for a waste water treatment facility at the company's Lake Charles plant. Historically, the company has funded its environmental capital expenditures through cash flow from operations and expects to do so in the future.

     Cash outlays for remedial and investigatory activities associated with former waste sites and past operations were $37 million in 1994, $44 million in 1993 and $41 million in 1992. These amounts were not charged to income but instead were charged to reserves established for such costs identified and expensed to income in prior years.

     The company's estimated environmental liability at the end of 1994 was attributable to 78 sites, 33 of which were on the National Priority List (NPL). Twelve sites accounted for approximately 75% of such liability and, of the remaining sites, no one site accounted for more than three percent of such liability. Six of these twelve sites were in the investigatory stage of the remediation process. In this stage remedial investigation and feasibility studies are conducted by either the company, the United States Environmental Protection Agency (EPA) or other potentially responsible parties (PRPs) and a Record of Decision (ROD) or its equivalent has not been issued. At another three of the twelve sites, a ROD or its equivalent has been issued by either the EPA or responsible state agency and the company either alone, or as a member of a PRP group, was engaged in performing the remedial measures required by that ROD. At the remaining three of the twelve sites, part of the site is subject to a ROD and another part is still in the investigative stage of remediation. All twelve sites were either former manufacturing facilities or waste sites containing contamination generated by those facilities.

     Total environmental-related cash outlays for 1995 are estimated to be $93 million, of which $53 million is expected to be spent on normal plant operations, including $15 million on capital projects, and $40 million on investigatory and remedial efforts.

     The company's consolidated balance sheets included reserves for future environmental expenditures to investigate and remediate known sites amounting to $111 million at December 31, 1994 and $131 million at December 31, 1993, of which $71 million and $91 million were classified as other noncurrent liabilities, respectively. Included in the reserve at December 31, 1994 and 1993 were liabilities anticipated to be shared with a third party, with whom the company is currently in litigation. Those reserves did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

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

Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1994, the company had estimated additional contingent environmental liabilities of $36 million which were determined in accordance with generally accepted accounting principles.

     The percent of total debt to total capitalization (excluding the reduction in equity for the Contributing Employee Ownership Plan (ESOP)) decreased to 36.5% at December 31, 1994, from 47.1% at year-end 1993 and was 42.0% at year-end 1992. Contributing to the decrease in 1994 was the issuance of the additional 2.2 million of common shares and the liquidation of all short-term borrowings as of December 31, 1994. The increase in 1993 was due to the reduction of shareholders' equity stemming from the charge taken in 1993.

     In 1989 the company established an ESOP. The ESOP trust borrowed $100 million ($40 million from the company) to purchase 1.3 million shares of the company's convertible preferred stock. The proceeds received by the company from the issuance of its preferred stock were used to acquire shares of its common stock. In 1992, the company received $15 million from the ESOP trust, which has repaid in full its original loan from the company. This loan to the ESOP was financed by the company through a long-term credit facility, which is classified on the December 31, 1994 balance sheet as long-term debt.

     Dividends per common share were $2.20 in 1994, 1993 and 1992. Total dividends paid on common stock amounted to $44 million in 1994, $42 million in 1993 and $41 million in 1992, while total ESOP preferred dividends, paid at an annual dividend rate of $5.97 per share, amounted to $7 million in 1994 and 1993 and $8 million in 1992. Dividends paid on Series A Stock were $10 million in 1994 and 1993, equal to $3.64 per share, and $9 million in 1992. Commencing with the first quarter of 1995, the quarterly common stock dividend has been increased to $.60 per share. The last dividend on the Series A Stock will be paid in March 1995.

     There are a variety of legal proceedings pending or threatened against the company. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be decided unfavorably against the company. Certain of these matters are discussed in Item 3, Legal Proceedings of the Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available on request from the company.

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

Industry Segments


($ in millions)             1994       1993       1992       1991       1990       1989       1988       1987       1986       1985
- -----------------------------------------------------------------------------------------------------------------------------------
Chemicals
Sales                     $1,195     $1,117     $  996     $  960     $1,269     $1,302     $1,386     $1,232     $1,127     $1,153
Net Income (Loss)             42        (94)        21        (38)        42        106         68         55         37       (153)
Assets                     1,037      1,024      1,067        982        945        977      1,034      1,028        920        867
Capital Expenditures          91         75        115        131        144         95         96         83         84        105
Depreciation                  82         83         73         70         75         74         77         82         83        102
- -----------------------------------------------------------------------------------------------------------------------------------
Metals
Sales                        750        660        676        562        566        542        453        304        244        232
Net Income                    39         14         29         17         35         19         25         20         15         12
Assets                       446        430        445        436        337        326        321        225        204        184
Capital Expenditures          25         31         33         26         19         26         30         13         24         28
Depreciation                  27         27         24         22         21         22         19         18         17         14
- -----------------------------------------------------------------------------------------------------------------------------------
Defense and Ammunition
Sales                        713        646        704        753        757        665        469        394        361        307
Net Income (Loss)             32         10         29         35         36         31         25         20         19        (21)
Assets                       521        441        465        552        544        535        516        373        365        331
Capital Expenditures          33         26         25         20         24         21         21         19         20         19
Depreciation                  25         21         20         21         20         20         15         14         11          8
- -----------------------------------------------------------------------------------------------------------------------------------
Corporate and Other
Sales                         --         --         --         --         --         --         --         --         --         68
Net Income (Loss)            (22)       (22)       (70)       (27)       (29)       (32)       (20)       (17)         4         (3)
Assets                        26         35         53         42         40         66         69         59         56        216
Capital Expenditures          --         --         --         --         --         --         --         --         --          2
Depreciation                  --         --         --         --         --         --         --         --         --          2
- -----------------------------------------------------------------------------------------------------------------------------------
Consolidated
Sales                      2,658      2,423      2,376      2,275      2,592      2,509      2,308      1,930      1,732      1,760
Net Income (Loss)             91        (92)         9        (13)        84        124         98         78         75       (165)
Assets                     2,030      1,930      2,030      2,012      1,866      1,904      1,940      1,685      1,545      1,598
Capital Expenditures         149        132        173        177        187        142        147        115        128        154
Depreciation                 134        131        117        113        116        116        111        114        111        126
===================================================================================================================================

(1) Intersegment sales, which are priced generally at prevailing prices and are excluded from above, are not significant.
(2) Net income (loss) of each segment includes an allocation of Corporate expenses.
(3) 1993 net loss includes a charge for the strategic action plan of $132 ($106 to Chemicals, $12 to Metals and $14 to Defense and Ammunition). 1992 net income includes a charge of $46 (allocated to Corporate and Other) for the cumulative effect of the accounting changes. 1991 net loss includes a charge for the streamlining program of $80 ($73 to Chemicals and $7 to Metals). 1985 net loss includes a charge of $230 ($174 to Chemicals, $1 to Metals, $35 to Defense and Ammunition and $20 to Corporate and Other).
(4) Corporate and Other includes interest expense and Discontinued Operations (the company's Ecusta paper and film businesses, which were sold in 1985), and the cumulative effect of the accounting changes in 1992.
(5) See Notes to Financial Statements for information relative to industry operating income and geographic segment data.

Ten-Year Financial Summary


($ in millions, except
per share data)                 1994      1993      1992      1991      1990      1989      1988      1987      1986      1985
- ------------------------------------------------------------------------------------------------------------------------------
Operations
Sales                         $2,658    $2,423    $2,376    $2,275    $2,592    $2,509    $2,308    $1,930    $1,732    $1,760
Cost of Goods Sold             2,153     2,161     1,941     1,944     2,063     1,929     1,781     1,455     1,318     1,719
Restructuring Charge             --         42        --        22        --        --        --        --        --        --
Selling and
 Administration                 302        300       279       262       316       287       289       264       252       252
Research and
 Development                     35         41        39        41        66        66        58        62        56        54
- ------------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)         168       (121)      117         6       147       227       180       149       106      (265)
Interest Expense                 37         38        39        46        53        56        43        32        32        35
Interest and Other
 Income                          10          9        10        15        22        21        14        10        41        18
- ------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before
 Taxes                          141       (150)       88       (25)      116       192       151       127       115      (282)
Income Tax Provision
 (Benefit)                       50        (58)       33       (12)       32        68        53        49        40       (92)
- ------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before
 Cumulative
    Effect of Accounting
     Changes                     91        (92)       55       (13)       84       124        98        78        75      (190)
Accounting Changes/
    Discontinued
     Operations/(1)/             --         --       (46)       --        --        --        --        --        --        25
- ------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                91        (92)        9       (13)       84       124        98        78        75      (165)
==============================================================================================================================
Financial Position
Working Capital                 262        136       179        85       212       205       184       276       210       304
Property, Plant and
 Equipment, Net                 879        885       934       899       829       781       801       727       720       718
Total Assets                  2,030      1,930     2,030     2,012     1,866     1,904     1,940     1,685     1,545     1,598
Capitalization:
    Short-Term Debt              29        121       101       178       104       155       211        50        52        47
    Long-Term Debt              418        449       477       520       466       501       474       392       375       354
Shareholders' Equity            749        596       741       666       715       665       683       700       654       687
- ------------------------------------------------------------------------------------------------------------------------------
Total Capitalization          1,196      1,166     1,319     1,364     1,285     1,321     1,368     1,142     1,081     1,088
==============================================================================================================================
Per Share Data
Net Income (Loss):
    Primary:
    Income (Loss)
     Before Cumulative
    Effect of Accounting
     Changes                    3.65     (4.52)     2.17      (.92)     4.03      6.02      4.63      3.38      3.36     (8.28)
    Accounting Changes/
    Discontinued
     Operations/(1)/              --        --     (2.11)       --        --        --        --        --        --      1.09
- ------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)/(2)/          3.65     (4.52)      .06      (.92)     4.03      6.02      4.63      3.38      3.36     (7.19)
==============================================================================================================================
Net Income--Assuming
   Full Dilution/(3)/           3.54        --        --        --      3.88      5.85      4.59      3.32      3.13        --
==============================================================================================================================
Dividends:
    Common                      2.20      2.20      2.20      2.20      2.15      1.95      1.70      1.60     1.525      1.50
    ESOP Preferred              5.97      5.97      5.97      5.97      5.97     2.985        --        --        --        --
    Series A Preferred
     (annual rate)              3.64      3.64      3.64        --        --        --        --        --        --        --
Shareholders'
 Equity/(4)/                   30.86     27.24     33.92     35.02     37.65     34.99     33.35     31.81     30.56     29.89
Market Price of
 Common Stock:
    High                          60 1/8    50 1/2    54 3/4    54        60 5/8    68 1/4    60        56 1/4    53 1/4    38
    Low                           46        39 7/8    37 1/4    33 1/2    28 1/8    49 3/8    40        32 5/8    34 5/8    28 3/8
    Year End                      51 1/2    49 3/8    45 3/4    40 3/8    37 3/4    60        51        42        41        37 1/8
==============================================================================================================================
Other
Capital Expenditures             149       132       173       177       187       142       147       115       128       154
Depreciation                     134       131       117       113       116       116       111       114       111       126
Common Dividends Paid             44        42        41        41        41        39        36        37        34        35
Purchases of Common Stock         --        --        --         2         6       100        84       100        83         5
Current Ratio                    1.4       1.2       1.3       1.1       1.4       1.4       1.3       1.7       1.5       1.8
Total Debt to Total
 Capitalization/(5)/            36.5%     47.1%     42.0%     48.5%     41.5%     46.2%     50.1%     38.7%     39.5%     36.9%
Effective Tax Rate              35.5%     38.7%     37.5%     48.0%     27.2%     35.4%     35.1%     38.6%     34.8%     32.6%
Average Common Shares
 Outstanding                    20.5      19.1      19.1      19.0      19.1      20.0      21.1      23.1      22.4      23.0
- ------------------------------------------------------------------------------------------------------------------------------
Shareholders                  12,100    13,000    13,900    14,600    15,500    16,300    17,600    20,700    20,600    22,400
Employees/(6)/                12,800    12,400    13,500    14,400    15,200    15,400    16,400    14,100    13,200    14,900
==============================================================================================================================

(1) 1985 represents discontinued operations of the company's Ecusta paper and film businesses.
(2) See Series A Preferred Stock footnote in the Notes to Financial Statements.
(3) Fully diluted income or loss per share is not presented for 1993, 1992, 1991 and 1985 as amounts are anti-dilutive.
(4) In 1994, 1993 and 1992, calculation is based on common shares and Series A Conversion Preferred Stock outstanding.
(5) Excluding reduction to equity for the Employee Stock Ownership Plan from 1989 through 1994.
(6) Employee data excludes employees who work at government-owned/contractor-operated facilities.

Consolidated Balance Sheets


December 31 ($ in millions, except share data)                        1994                 1993
- -----------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash                                                              $    7               $    3
  Receivables, Net:
    Trade                                                              373                  288
    Other                                                               41                   57
  Inventories, Net of LIFO Reserve of $178 ($145 in 1993)              386                  329
  Other Current Assets                                                  73                   63
- -----------------------------------------------------------------------------------------------
    Total Current Assets                                               880                  740
Investments and Advances--Affiliated Companies at Equity               103                  121
Property, Plant and Equipment, Net                                     879                  885
Goodwill                                                               109                  114
Other Assets                                                            59                   70
- -----------------------------------------------------------------------------------------------
Total Assets                                                        $2,030               $1,930
===============================================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
  Short-Term Borrowings                                             $   --               $   94
  Current Installments of Long-Term Debt                                29                   27
  Accounts Payable                                                     332                  232
  Income Taxes Payable                                                   4                    2
  Accrued Liabilities                                                  253                  249
- -----------------------------------------------------------------------------------------------
    Total Current Liabilities                                          618                  604
Long-Term Senior Debt                                                  293                  324
Long-Term Subordinated Debt                                            125                  125
Other Liabilities                                                      245                  281
- -----------------------------------------------------------------------------------------------
  Total Liabilities                                                  1,281                1,334
- -----------------------------------------------------------------------------------------------
Shareholders' Equity:
  Preferred Stock, Par Value $1 Per Share:
    Authorized, 10,000,000 Shares
      Series A Conversion Preferred Stock
        Issued, 2,760,000 Shares                                         3                    3
      ESOP Preferred Stock
        Issued 1,110,418 Shares (1,194,569 in 1993)                     86                   92
  ESOP Obligations                                                     (27)                 (44)
  Common Stock, Par Value $1 Per Share:
    Authorized, 60,000,000 Shares
      Issued 21,516,590 Shares (19,102,270 in 1993)                     21                   19
  Additional Paid-In Capital                                           400                  297
  Cumulative Translation Adjustment                                     (3)                  (9)
  Retained Earnings                                                    269                  238
- -----------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                         749                  596
- -----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                          $2,030               $1,930
===============================================================================================

The accompanying Notes to Financial Statements are an integral part of the financial statements.

Consolidated Statements of Income


Years ended December 31 ($ in millions, except per share data)           1994                 1993                 1992
- -----------------------------------------------------------------------------------------------------------------------
Sales                                                                  $2,658               $2,423               $2,376
Operating Expenses:
  Cost of Goods Sold                                                    2,153                2,161                1,941
  Restructuring Charge                                                     --                   42                   --
  Selling and Administration                                              302                  300                  279
  Research and Development                                                 35                   41                   39
- -----------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                                                   168                 (121)                 117
Interest Expense                                                           37                   38                   39
Interest and Other Income                                                  10                    9                   10
- -----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes                                                141                 (150)                  88
Income Tax Provision (Benefit)                                             50                  (58)                  33
- -----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effect of Accounting Changes               91                  (92)                  55
Cumulative Effect of Accounting Changes                                    --                   --                  (46)
- -----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                      $   91               $  (92)              $    9
=======================================================================================================================
Per Share of Common Stock
Income (Loss) Before Cumulative Effect of Accounting Changes           $ 3.65               $(4.52)              $ 2.17
Cumulative Effect of Accounting Changes                                    --                   --                (2.11)
- -----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)/(1)/                                                 $ 3.65               $(4.52)              $ 0.06
=======================================================================================================================
Fully Diluted Income (Loss) Per Share/(2)/                             $ 3.54               $   --               $   --
=======================================================================================================================

(1) See Series A Preferred Stock footnote in the Notes to Financial Statements.
(2) Fully diluted income or loss per share in 1993 and 1992 was anti-dilutive.

Consolidated Statements of Shareholders' Equity


                                           Common Stock    Additional    Cumulative                 Preferred Stock
                                          Shares     Par      Paid-In   Translation   Retained    Series A        ESOP         ESOP
($ in millions, except share data)        Issued   Value      Capital    Adjustment   Earnings   Par Value   Par Value  Obligations
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1992            19,013,307     $19         $185           $ 3       $435        $--          $99         $(75)

Net Income                                    --      --           --            --          9         --           --           --
Dividends Paid:
  Common Stock ($2.20 per share)              --      --           --            --        (41)        --           --           --
  ESOP Preferred Stock
    ($5.97 per share)                         --      --           --            --         (8)        --           --           --
  Series A Conversion Preferred Stock
    ($3.64 per share)                         --      --           --            --         (9)        --           --           --
Issuance of Series A Conversion
  Preferred Stock (2,760,000 shares)          --      --          108            --         --          3           --           --
Reduction in ESOP Obligations                 --      --           --            --         --         --           --           15
Stock Options Exercised                   45,305      --            1            --         --         --           --           --
Translation Adjustment                        --      --           --            (4)        --         --           --           --
Other Transactions                        11,163      --            2            --          2         --           (3)          --
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992          19,069,775      19          296            (1)       388          3           96          (60)

Net Loss                                      --      --           --            --        (92)        --           --           --

Dividends Paid:
  Common Stock ($2.20 per share)              --      --           --            --        (42)        --           --           --
  ESOP Preferred Stock
    ($5.97 per share)                         --      --           --            --         (7)        --           --           --
  Series A Conversion Preferred Stock
    ($3.64 per share)                         --      --           --            --        (10)        --           --           --
Reduction in ESOP Obligations                 --      --           --            --         --         --           --           16
Stock Options Exercised                   19,418      --            1            --         --         --           --           --
Translation Adjustment                        --      --           --            (3)        --         --           --           --
Other Transactions                        13,077      --           --            (5)         1         --           (4)          --
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993          19,102,270      19          297            (9)       238          3           92          (44)

Net Income                                    --      --           --            --         91         --           --           --
Dividends Paid:
  Common Stock ($2.20 per share)              --      --           --            --        (44)        --           --           --
  ESOP Preferred Stock
    ($5.97 per share)                         --      --           --            --         (7)        --           --           --
  Series A Conversion Preferred Stock
    ($3.64 per share)                         --      --           --            --        (10)        --           --           --
Issuance of Common Stock               2,213,750       2           96            --         --         --           --           --
Reduction in ESOP Obligations                 --      --           --            --         --         --           --           17
Stock Options Exercised                   87,102      --            3            --         --         --           --           --
Translation Adjustment                        --      --           --             6         --         --           --           --
Other Transactions                       113,468      --            4            --          1         --           (6)          --
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994          21,516,590     $21         $400           $(3)      $269        $ 3          $86         $(27)

====================================================================================================================================


The accompanying Notes to Financial Statements are an integral part of the financial statements.

Consolidated Statements of Cash Flows



Years ended December 31 ($ in millions)                                                 1994        1993        1992
- --------------------------------------------------------------------------------------------------------------------
Operating Activities
- --------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                                      $  91       $ (92)      $   9
Adjustments to Reconcile Net Income (Loss) to Net Cash
  Provided by Operating Activities:
    Losses (Earnings) of Non-consolidated Affiliates                                      (2)          1           5
    Depreciation                                                                         134         131         117
    Amortization of Intangibles                                                            6           8           6
    Deferred Taxes                                                                         2         (63)         10
    Charge for 1993 Strategic Action Plan                                                 --         213          --
    Cumulative Effect of Accounting Changes                                               --          --          46
    Change in Assets and Liabilities Net of Purchase and Sales of Businesses:
      Receivables                                                                        (64)         13          56
      Inventories                                                                        (49)        (10)        (24)
      Other Current Assets                                                                (2)         --           8
      Current Liabilities                                                                 63         (59)        (60)
      Noncurrent Liabilities                                                               2          (6)          1
    Other Transactions                                                                    18           1          15
- --------------------------------------------------------------------------------------------------------------------
    Net Operating Activities                                                             199         137         189
- --------------------------------------------------------------------------------------------------------------------
Investing Activities
- --------------------------------------------------------------------------------------------------------------------
Capital Expenditures                                                                    (149)       (132)       (173)
Disposition of Property, Plant and Equipment                                               8          19           2
Business Acquired in Purchase Transaction                                                (25)         --          --
Proceeds from Sales of Businesses                                                         41          37          42
Other Investments                                                                         (2)         (8)        (10)
- --------------------------------------------------------------------------------------------------------------------
    Net Investing Activities                                                            (127)        (84)       (139)
- --------------------------------------------------------------------------------------------------------------------
Financing Activities
- --------------------------------------------------------------------------------------------------------------------
Long-Term Debt:
  Borrowings                                                                              --          --         100
  Repayments                                                                             (29)        (30)       (130)
Short-Term Borrowings (Repayments)                                                       (94)         22         (90)
Issuance of Common Stock                                                                  98          --          --
Issuance of Series A Conversion Preferred Stock                                           --          --         111
Repayment from ESOP                                                                       17          16          15
Dividends Paid                                                                           (61)        (59)        (58)
Other Financing Activities                                                                 1          (3)         (2)
- --------------------------------------------------------------------------------------------------------------------
  Net Financing Activities                                                               (68)        (54)        (54)
- --------------------------------------------------------------------------------------------------------------------
  Net Increase (Decrease) in Cash                                                          4          (1)         (4)
- --------------------------------------------------------------------------------------------------------------------
Cash, Beginning of Year                                                                    3           4           8
- --------------------------------------------------------------------------------------------------------------------
  Cash, End of Year                                                                    $   7       $   3       $   4
====================================================================================================================
Cash Paid for Interest and Income Taxes:
  Interest                                                                             $  37       $  39       $  43
  Income Taxes, Net of Refunds                                                         $  39       $   8       $  15
====================================================================================================================

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

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

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

     The company enters into forward sales and purchase contracts and currency options to manage currency risk resulting from purchase and sale commitments denominated in foreign currencies (principally Australian dollars, pound sterling, Canadian dollars and Japanese yen) and relating to particular anticipated but not yet committed sales expected to be denominated in those currencies. Some of the contracts involve the exchange of two foreign currencies, according to the local needs of foreign subsidiaries. All of the currency derivatives expire within one year. At December 31, 1994, the company had $9 million in options and contracts to buy (1993--$20 million) and $40 million in options and contracts to sell foreign currencies (1 993--$75 million). Net unrealized gains (or losses) were less than $1 million at December 31, 1994 and 1993.

     Foreign currency exchange losses, net of taxes, were $2 million in 1994, $4 million in 1993 and $3 million in 1992.

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

Earnings Per Share

Primary earnings per share are computed by dividing net income less the ESOP preferred stock dividend requirement by the weighted average number of common shares outstanding plus an equivalent number (one-for-one) of common shares, assuming the conversion of Series A Conversion Preferred Stock. Fully diluted earnings per share reflect the dilutive effect of stock options and assume the conversion of outstanding ESOP preferred stock into an equivalent number of common shares at the date of issuance. Net income was reduced by an additional ESOP contribution (differential between the common and the ESOP preferred dividend rates under an assumed conversion) necessary to satisfy the debt service requirement.

Average Common Shares and Common
Equivalents Outstanding

                                                                  Assuming
                                                                      Full
Years ended December 31 (In thousands)               Primary      Dilution
- --------------------------------------------------------------------------
1994                                                  23,303        24,825
1993                                                  21,840        23,487
1992                                                  21,598        23,235
==========================================================================

Trade Receivables

In December 1990, the company entered into an agreement to sell an undivided fractional ownership interest in a designated pool of receivables, with limited recourse, in an amount not to exceed $70 million. At December 31, 1994 and 1993, $25 million and $65 million of accounts receivables had been sold under this agreement. The company's credit risk associated with the designated pool of receivables was assessed in conjunction with the overall evaluation of trade receivables. Reserves ascribed to these accounts are included in the allowance for doubtful items and are not a material portion thereof. Operating expenses include fees of $2 million in 1994, 1993 and 1992 related to the sale of receivables under this agreement. In January 1995, the company ended its participation in this program.

     At December 31, 1994 and 1993, trade receivables included unbilled receivables of $71 million, and $73 million respectively, related to certain government contracts which are accounted for on the percentage-of-completion method.

     Allowance for doubtful items was $12 million at December 31, 1994 and 1993. Provisions charged to operations were $2 million in 1994 and $3 million in 1993 and 1992. Bad debt write-offs, net of recoveries amounted to $2 million in 1994, $1 million in 1993, and $6 million in 1992.

Inventories

If the first-in, first-out (FIFO) method of inventory accounting had been used, inventories would have been approximately $178 million and $145 million higher than reported at December 31, 1994 and 1993, respectively. It is not practicable to separate the inventory into its components because LIFO inventory values are determined principally by the use of the dollar value LIFO method.


Property, Plant and Equipment
                                                      1994        1993
- ----------------------------------------------------------------------
Land and improvements to land                         $  126    $  127
Buildings and building equipment                         293       296
Machinery and equipment                                1,910     1,951
Leasehold improvements                                    27        22
Construction in progress                                 147       113
- ----------------------------------------------------------------------
Property, plant and equipment                          2,503     2,509
Less accumulated depreciation                          1,624     1,624
- ----------------------------------------------------------------------
Property, plant and equipment, net                    $  879    $  885
======================================================================

     Leased assets capitalized and included above are not significant. Maintenance and repairs charged to operations amounted to $153 million in 1994, $159 million in 1993 and $152 million in 1992.

Short-Term Borrowings

There were no outstanding short-term borrowings at December 31, 1994. Short-term borrowings at December 31, 1993 consisted of domestic bank loans of $53 million at an interest rate of 3.4%, foreign bank loans of $11 million at interest rates ranging from 4% to 12% and domestic commercial paper of $30 million at an interest rate of 3.4%.

     At December 31, 1994, the company maintained committed credit facilities with banks of $303 million of which $278 million was available, while comparable 1993 amounts were $367 million and $208 million, respectively.

Long-Term Debt


Due                                                   1994        1993
- ----------------------------------------------------------------------
         Note agreements
96-02     7.97% notes                                 $ 50        $ 56
12/96     8.125% notes                                   6          12
6/02      8% notes                                     100         100
          Industrial development and environ-
           mental improvement obligations
04-17       payable at interest rates of 2% to
             4% which vary with short-term
              tax exempt rates                          35          35
96-08       payable at interest rates of 6% to 7%       39          39
6/96      7.144% note payable                           40          40
96-09     Guarantee of ESOP debt varying
           with LIBOR                                   11          29
9/05      7.75% note (10% in 1993)                      11          11
96-02     Mortgage, capitalized leases and
           other indebtedness                            1           2
- ----------------------------------------------------------------------
          Total long-term senior debt                  293         324
6/97      9.5% subordinated notes                      125         125
- ----------------------------------------------------------------------
          Total long-term debt                        $418        $449
======================================================================

     Among the provisions of the note agreements are restrictions relating to payment of dividends and acquisition of the company's capital stock. At December 31, 1994, retained earnings of approximately $224 million were not so restricted under the provisions.

     The ESOP's purchase of preferred stock in 1989 was financed by $60 million of notes (guaranteed by the company) and $40 million of borrowings from the company. The loan from the company to the ESOP was financed through a long-term credit facility. At December 31, 1994, $16 million of the Guarantee of ESOP debt has been included in current installments of long-term debt.

     In September 1993, the company entered into an unsecured revolving credit agreement with a group of banks, which provides a maximum borrowing of $250 million and unless extended, expires on October 15, 1997. The company may select various floating rate borrowing options.

     In June 1992, the company sold $100 million of 8% notes due 2002. The proceeds from this issue were used to reduce outstanding short-term debt. The company then swapped interest payments on $50 million principal amount of the notes to a floating rate (6.94% at December 31, 1994).

     Annual maturities of long-term debt for the next five years are $13 million in 1995, $53 million in 1996, $132 million in 1997, $7 million in 1998 and $8 million in 1999 (excluding the expiring guarantees of ESOP debt).

Series A Preferred Stock

In January 1992, the company sold 2.76 million shares of its $1 par value Series A Conversion Preferred Stock (Series A Stock) generating net proceeds of $111 million. Dividends on the Series A Stock are cumulative at an annual rate of $3.64 per share. On the mandatory conversion date (March 1, 1995) each outstanding Series A Stock will convert automatically into one share of the company's common stock (subject to adjustment in certain events) and the right to receive an amount of cash equal to all accrued and unpaid dividends thereon. The company has included these shares in the computation of earnings per share under the common stock outstanding method (one-for-one). Beginning in 1995, the common stock equivalent method is required for new issues of such shares. Under this method, loss per share would have been $5.70 and $.39 for 1993 and 1992, respectively.

Cost of Sales-Related Transactions

Included in cost of sales for 1993 is a pretax charge of $171 million associated with the strategic action plan formulated during the fourth quarter. The plan included costs of business restructurings involving the relocation and consolidation of facilities along with lower estimated proceeds from asset disposals and higher costs associated with components of the 1991 streamlining program ($41 million); dismantling, product liability and ongoing custodial costs related to discontinued businesses ($41 million); future environmental liabilities ($55 million); and other charges including asset write-downs and long-term disability liabilities ($34 million). Various actions within the business restructuring phase of the 1993 charge had been completed as of December 31, 1994. The remaining actions, primarily the restructuring of the electronic material businesses are expected to be finalized within the next two years at an estimated cost of $18 million.

Restructuring Charge

The 1993 strategic action plan included a restructuring charge of $42 million in 1993 for workforce reductions which were accomplished largely through an early retirement incentive initiative. As of December 31, 1994, the planned workforce reductions had been approximately 80% completed. The remaining reductions are anticipated to occur in 1995 at an estimated cost of $18 million.

Interest Expense

Interest incurred totaled $37 million in 1994, $40 million in 1993, and $43 million in 1992, of which less than $1 million was capitalized in 1994, $2 million in 1993, and $4 million in 1992.

Pension Plans and Retirement Benefits

Essentially all of the company's domestic pension plans are non-contributory final-average-pay or flat-benefit plans and all domestic employees are covered. The company's funding policy is consistent with the requirements of federal laws and regulations. In 1993, the company offered to certain qualified employees an option to receive enriched pension benefits under the early retirement incentive program in connection with the restructuring charge.

Components of Net Pension Expense

                                          1994         1993        1992
- -----------------------------------------------------------------------
Service cost (benefits earned
  during the period)                      $ 25        $  19        $ 17
Interest cost on the projected
  benefit obligation                        68           71          65
Enriched pension benefit                    --            7          --
Actual loss (return) on assets               6         (132)        (62)
Actual (loss) return deferred
  for later recognition                    (89)          53         (12)
Net amortization of unrecognized
  transition asset, prior service cost
  and deferred gains and losses             (1)          (2)         (6)
- -----------------------------------------------------------------------
Net pension expense                       $  9        $  16        $  2
=======================================================================

Principal Assumptions

                                          1994        1993         1992
- -----------------------------------------------------------------------
Weighted average discount rate             8.5%        7.5%         8.5%
Weighted average rate of
  compensation increase                    4.5%        4.5%         5.5%
Long-term rate of return on assets         9.5%        9.5%         9.5%


Funded Status of the Plans

                                          1994        1993
- ----------------------------------------------------------
Accumulated benefit obligation
  including vested benefits of
  $845 and $935                          $ 847     $   938
- ----------------------------------------------------------
Plan assets at fair value, primarily
  equity and fixed-income securities     $ 916     $   984
Projected benefit obligation for
  service rendered to date                (898)     (1,002)
- ----------------------------------------------------------
Assets over (under) projected
  benefit obligation                        18         (18)
Unrecognized net transition asset          (41)        (48)
Unrecognized loss (gain)                   (25)         18
Unrecognized prior service cost             29          32
- ----------------------------------------------------------
Net pension liability                    $ (19)    $   (16)
==========================================================

     The company's common stock represents approximately 3% of the plan assets at December 31, 1994 and 1993.

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

     The company provides certain postretirement health care and life insurance benefits for eligible active and retired domestic employees. Effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and recognized the full amount of its estimated accumulated postretirement benefit obligation, representing the present value of the estimated future benefits payable to current retirees and the earned portion of estimated benefits payable to active employees after retirement. The pretax charge to 1992 earnings was $80 million with a net income effect of $50 million or $2.30 per share. The net income and per share amounts have been included in the statement of income as the cumulative effect of an accounting change.

Components of Postretirement Expense

                                                   1994        1993        1992
- -------------------------------------------------------------------------------
Service cost-benefits earned
  during year                                      $ 3         $ 2         $ 2
Interest cost on accumulated
  postretirement benefit obligation                  5           6           7
Net amortization of unrecognized
  prior service cost and deferred
  gains and losses                                  (1)         --          --
Enriched postretirement benefit                     --           3          --
- ------------------------------------------------------------------------------
Net postretirement expense                         $ 7         $11         $ 9
==============================================================================

Unfunded Liability for
Postretirement Benefits


                                                     1994        1993
- ---------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                            $39         $41
  Fully eligible active plan participants              13          11
  Other active participants                            21          25
- ---------------------------------------------------------------------
Cumulative accumulated postretirement benefit
  obligation                                           73          77
Unrecognized loss                                      (6)         (8)
Unrecognized prior service cost                        10          11
- ---------------------------------------------------------------------
Net postretirement benefit liability                  $77         $80
=====================================================================

   The accumulated postretirement benefit obligation was determined using the projected unit credit method and an assumed discount rate of 8.5% in 1994, 7.5% in 1993 and 8.75% in 1992. The assumed health care cost trend rate used for pre-65 retirees was 13% in 1994 and 13.5% in 1993, declining one-half percent per annum to 6%. For post-65 retirees, the company provides a fixed dollar benefit which is not subject to escalation. In 1993 the company modified certain attributes of the postemployment medical plan including eligibility requirements, retiree contributions and a limit (effective year 2000) on pre-65 retiree medical coverage.

   A one percent increase each year in the health care cost trend rate used would have resulted in a less than $1 million increase in the aggregate service and interest components of expense for the year 1994, and a $4 million increase in the accumulated postretirement benefit obligation at December 31, 1994.

Income Taxes

The company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" as of January 1, 1992. The cumulative effect on prior years of this change in accounting principle increased 1992 net income by $4 million or $.19 per share and is reported separately in the consolidated statement of income.

Components of Pretax Income (Loss)


                                          1994     1993     1992
- ----------------------------------------------------------------
Domestic                                  $127    $(158)     $89
Foreign                                     14        8       (1)
- ----------------------------------------------------------------
                                          $141    $(150)     $88
================================================================

Components of Income Tax Expense
(Benefit)


                                          1994     1993     1992
- ----------------------------------------------------------------
Currently payable:
  Federal                                  $33     $ (1)     $18
  State                                      8        3        4
  Foreign                                    7        3        1
- ----------------------------------------------------------------
                                            48        5       23
Deferred                                     2      (63)      10
- ----------------------------------------------------------------
                                           $50     $(58)     $33
================================================================

   The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax of 35% in 1994 and 1993 and 34% in 1992 to the income (loss) before taxes.

Effective Tax Rate Reconciliation


(Percent)                                 1994        1993        1992
- ----------------------------------------------------------------------
Statutory federal tax rate                35.0       (35.0)       34.0
Foreign income tax                          .2         2.5         (.9)
State income taxes, net                    3.1        (3.4)        3.8
Goodwill                                   1.2         1.2         2.0
Equity in net income of affiliates         (.7)        (.5)        (.3)
Other, net                                (3.3)       (3.5)       (1.1)
- ----------------------------------------------------------------------
Effective tax rate                        35.5       (38.7)       37.5
======================================================================

   The cumulative amount of undistributed earnings of foreign subsidiaries, if remitted, would result in a minimal amount of tax because of available foreign tax credits.

Components of Deferred Tax
Assets and Liabilities

                                                      1994        1993
- ----------------------------------------------------------------------
Deferred tax assets
  Postretirement benefits                             $ 37        $ 37
  Non-deductible reserves                              109         144
  Tax credit carryforwards                              30          44
  Other miscellaneous items                             19          16
- ----------------------------------------------------------------------
Total deferred tax assets                             $195        $241
======================================================================
Deferred tax liabilities
  Property, plant and equipment                       $117        $133
  Other miscellaneous items                             17          45
- ----------------------------------------------------------------------
Total deferred tax liabilities                        $134        $178
======================================================================

   Included in Other Current Assets at December 31, 1994 and 1993, respectively, are $54 million and $46 million of net current deferred assets. Taxable income is expected to be sufficient to recover the net benefit within the carryforward period and, therefore, no valuation allowance was established.

   As of December 31, 1994, the company had approximately $30 million of Alternative Minimum Tax Credits available to offset future federal income taxes on an indefinite carryforward basis.

Contributing Employee
Ownership Plan

The Contributing Employee Ownership Plan is a defined contribution plan available to essentially all domestic employees which provides a match of employee contributions. The plan purchased from the company approximately 1.3 million shares ($100 million) of a newly authorized 1.75 million share series of the company's ESOP preferred stock, financed by $60 million of notes guaranteed by the company and a $40 million loan from the company. This loan has been repaid in total to the company as of December 31, 1992. At December 31, 1994 there were 1.1 million shares of ESOP preferred stock outstanding at a value of $72.75 per share. The annual fixed dividend rate is $5.97 per share. The ESOP preferred stock is convertible by the holder into the company's common stock on a one-for-one basis, subject to anti-dilutive adjustments and may be redeemed at the option of the company, or at the option of the plan under certain circumstances (including upon payment of withdrawing plan participant accounts or if required to meet the plan's debt payments). The company reserves the right to satisfy the redemption in cash, marketable obligations or common stock. Expenses related to the plan are based on ESOP preferred and common stock allocated to participants. These costs amounted to $10 million in 1994, 1993 and 1992. Interest incurred by the plan totaled $1 million in 1994, $2 million in 1993, and $3 million in 1992, which was funded by ESOP preferred dividends. The ESOP preferred stock is included in shareholders' equity because the company intends to redeem the outstanding ESOP preferred stock solely with shares of the company's common stock, and has the ability to do so.

Stock Options

Under the stock option plans, options may be granted to purchase shares of the company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date. Stock option transactions are as follows:

                                                                 Option Price
                                                 Shares             Per Share
- -----------------------------------------------------------------------------
Outstanding at January 1, 1992                  735,022         $13.24-$65.00
Granted                                         148,125           53.00-63.60
Exercised                                       (45,305)          13.24-49.32
Canceled                                        (29,806)          30.82-53.50
- -----------------------------------------------------------------------------
Outstanding at December 31, 1992                808,036           22.14-65.00
Granted                                         147,030                 43.25
Exercised                                       (19,418)          28.19-44.38
Canceled                                        (14,159)          43.25-53.50
- -----------------------------------------------------------------------------
Outstanding at December 31, 1993                921,489           22.14-65.00
Granted                                         134,074                 52.00
Exercised                                       (87,102)          22.14-53.50
Canceled                                        (12,857)          43.25-53.50
- -----------------------------------------------------------------------------
Outstanding at December 31, 1994                955,604         $30.82-$65.00
=============================================================================

     Of the outstanding options at December 31, 1994, options covering 822,642 shares are currently exercisable.

     At December 31, 1994, common shares reserved for issuance under these plans were 1,726,222 and under additional remuneration agreements were estimated to be 44,000.

Shareholder Rights Plan

In 1986, the Board of Directors adopted a Shareholder Rights Plan expiring in 1996, which is designed to prevent an acquirer from gaining control of the company without offering a fair price to all shareholders. Each right entitles the shareholder to buy one-half share of common stock of the company at an exercise price of $50. The rights are exercisable only if a person acquires 20% or more of the company's common stock or commences a tender or exchange offer for 30% or more of such stock. The company can redeem the rights at $.05 per right for a certain time period. If any person acquires 30% or more of the common stock and in the event of certain mergers or combinations, each right will entitle the holder to purchase stock or other property having a value of twice the exercise price.

Segment Information

Information relative to the various industries in which the company operates appears on page 19 and is incorporated herein by reference.

Segment Operating Income (Loss)

                                          1994         1993     1992
- --------------------------------------------------------------------
Chemicals                                 $ 58        $(165)    $ 26
Metals                                      64           29       47
Defense and Ammunition                      46           15       44
- --------------------------------------------------------------------
Total operating income (loss)             $168        $(121)    $117
====================================================================

Geographic Segment Data

                                          1994         1993     1992
- --------------------------------------------------------------------
Sales
United States                           $2,451       $2,242   $2,222
Foreign                                    207          181      154
Transfers between areas
United States                              100           83       79
Foreign                                     16           16       12
Eliminations                              (116)         (99)     (91)
- --------------------------------------------------------------------
Total sales                             $2,658       $2,423   $2,376
====================================================================
Operating income (loss)
United States                           $  150       $ (128)  $  110
Foreign                                     13            6        3
Eliminations                                 5            1        4
- --------------------------------------------------------------------
Operating income (loss)                 $  168       $ (121)  $  117
====================================================================
Assets
United States                           $1,904       $1,782   $1,831
Foreign                                    107          137      183
Investments                                 34           40       47
Corporate assets and eliminations          (15)         (29)     (31)
- --------------------------------------------------------------------
Total consolidated assets               $2,030       $1,930   $2,030
====================================================================

     Sales to the U.S. government were $379 million, $354 million and $409 million in 1994, 1993 and 1992, respectively. The Defense and Ammunition segment accounted for approximately 83% of the government sales in 1994, 1993 and 1992. Transfers between geographic areas are priced generally at prevailing market prices. Export sales from the United States to unaffiliated customers were $168 million, $162 million and $172 million in 1994, 1993 and 1992, respectively.

Acquisition

In 1994, the company acquired certain assets of the medium caliber ammunition business of GenCorp's Aerojet Ordnance Division for approximately $25 million. The fair value of assets acquired included working capital of $11 million and property, plant and equipment of $14 million. This acquisition was accounted for as a purchase and accordingly, its results of operations, which were not material, are included in the consolidated financial statements from the date of acquisition.

Dispositions

In December 1987, a Federal Trade Commission (FTC) judge ruled that the company must divest the chlorinated isocyanurates business acquired in 1985, which included an isocyanurates manufacturing facility in South Charleston,
W. Va., a packaging facility in Livonia, Mich. and the SUN brand trademark.
                                                       ---
Over the years, the company has been unsuccessful in its efforts to appeal. The company unsuccessfully attempted to modify the FTC order by proposing to the FTC that the company sell its trichloroisocyanurate production facility in Lake Charles, La. to BioLab, Inc. (a sale which it ultimately consummated in 1994) instead of selling its South Charleston facility. The company entered into an agreement in principle, in 1994, to sell the SUN brand of
                                                             ---
isocyanurates. In February 1995, the company signed a letter of intent for the sale of its South Charleston and Livonia facilities to subsidiaries of Israel Chemicals Ltd. These transactions did not have a material impact on the company's results of operations in 1994 and are not expected to have a material adverse effect on the results of operations for 1995. In addition, during 1994, the company sold its conductive materials business including its manufacturing facility.

     During 1993, the company sold the facility and the assets of its contract integrated circuit assembly operation and its interest in the German joint venture to its partner.

     Throughout 1992, several small product lines were sold as part of the 1991 streamlining program.

Supplemental cash flow information on businesses sold is as follows:

                                                1994     1993     1992
- ----------------------------------------------------------------------
Fair value of assets sold                        $41      $37      $42
Liabilities assumed by the purchaser              --       --        6
Note paid by the purchaser                        --       --       (6)
- ----------------------------------------------------------------------
Net proceeds from sales of businesses            $41      $37      $42
======================================================================

Environmental

The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs.
Environmental provisions charged to income amounted to $17 million in 1994, $85 million in 1993, and $17 million in 1992. The significant increase in 1993 resulted from expanded volumes of contaminants uncovered while remediating a particular site combined with the availability of more definitive data from progressing investigatory activities concerning both the nature and extent of contamination and remediation alternatives at other sites. The consolidated balance sheets include reserves for future environmental expenditures to investigate and remediate known sites amounting to $111 million at December
31, 1994 and $131 million at December 31, 1993, of which $71 million and $91 million are classified as other noncurrent liabilities, respectively. Included in the reserve at December 31, 1994 and 1993 are liabilities anticipated to be shared with a third party, with whom the company is currently in litigation.

     Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1994, the company had estimated additional contingent environmental liabilities of $36 million which were determined in accordance with generally accepted accounting principles.

Commitments and Contingencies

The company leases certain properties, such as manufacturing, warehousing and office space, data processing and office equipment and railroad cars. Leases covering these properties generally contain escalation clauses based on increased costs of the lessor, primarily property taxes, maintenance and insurance and have renewal or purchase options. Total rent expense charged to operations amounted to $52 million in 1994, $45 million in 1993 and $37 million in 1992, (sublease income is not significant). Future minimum rent payments under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 1994 are as follows (in millions): 1995--$28; 1996--$24; 1997--$20; 1998--$15; 1999--$11;
thereafter--$48.

     There are a variety of legal proceedings, contractual obligations and environmental issues, arising out of its businesses, pending or threatened against the company. Certain information regarding these matters can be found in the Environmental note to the consolidated financial statements; and Item 3, Legal Proceedings and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the 1994 Form 10-K, which is available on request from the company.

Independent Auditors' Report


To the Board of Directors and Shareholders of Olin Corporation:

We have audited the accompanying consolidated balance sheets of Olin Corporation and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Olin Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in the notes to financial statements, the company changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1992.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
January 26, 1995


Management Report on
Financial Statements

The company has prepared the accompanying consolidated financial statements and related information for the years ended December 31, 1994, 1993, and 1992. Management is responsible for the integrity of the financial statements, which were prepared in conformity with generally accepted accounting principles. In our opinion, they contain no material misstatements attributable to fraud or error. The financial information contained elsewhere in this annual report is consistent with the financial statements.

     The company maintains internal accounting control systems designed to provide reliable information and reasonable assurance that assets are safeguarded from loss or unauthorized use, that fraudulent reporting would be prevented or detected and that all transactions are properly authorized. A well-qualified internal audit department evaluates internal accounting control systems and monitors compliance with the company's internal control policies and procedures. Management believes that, as of December 31, 1994, the company's system of internal controls is adequate to accomplish the objectives discussed herein.

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


/s/ John W. Johnstone, Jr.         /s/ James A. Riggs

John W. Johnstone, Jr.             James A. Riggs
Chairman and                       Senior Vice President and
Chief Executive Officer            Chief Financial Officer

Directors


Board of
Directors

William J. Alley
Chairman of the Executive
Committee and Member
of the Board of Directors,
American Brands, Inc.

Robert R. Frederick
Former President and
Chief Executive Officer,
RCA Corporation

Donald W. Griffin
President and
Chief Operating Officer

William W. Higgins
Former Senior Vice President,
The Chase Manhattan
Bank, N.A.

Robert Holland, Jr.
President and
Chief Executive Officer,
Ben & Jerry's Homemade, Inc.,
and Chairman, ROKHER-J, Inc.

Suzanne Denbo Jaffe
Managing Director,
Hamilton & Company

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

G. Jackson Ratcliffe, Jr.
Chairman, President and
Chief Executive Officer,
Hubbell Incorporated

William L. Read
Vice Admiral, U.S. Navy (Ret.)

John P. Schaefer
Chairman, Research Corporation
Technologies and President,
Research Corporation

Irving Shain
Former Vice President and
Chief Scientist

Committees
of the Board

Audit Committee

William W. Higgins,
Chairman
H. William Lichtenberger
William L. Read
John P. Schaefer
Irving Shain

Compensation and
Nominating Committee

G. Jackson Ratcliffe, Jr.,
Chairman
Robert R. Frederick
Robert Holland, Jr.
Jack D. Kuehler

Executive and
Finance Committee

Robert R. Frederick,
Chairman
Donald W. Griffin
William W. Higgins
Robert Holland, Jr.
John W. Johnstone, Jr.
Jack D. Kuehler
G. Jackson Ratcliffe, Jr.

Corporate Responsibility
Committee
John P. Schaefer,
Chairman
Robert Holland, Jr.
H. William Lichtenberger
William L. Read
Irving Shain

Management


Corporate Management

John W. Johnstone, Jr.
Chairman and
Chief Executive Officer

Donald W. Griffin
President and
Chief Operating Officer

Joseph M. Gaffney
Senior Vice President,
Planning and Development

James G. Hascall
Senior Vice President

James A. Riggs
Senior Vice President and
Chief Financial Officer

Robert A. Beyerl
Vice President and Controller

George B. Erensen
Vice President, Taxes and
Risk Management

Johnnie M. Jackson, Jr.
Vice President, General
Counsel and Secretary

Peter C. Kosche
Vice President,
Human Resources

Janet M. Pierpont
Vice President and Treasurer

Linda E. Gaza
Vice President, Public Affairs

Charles W. Newton, III
Vice President, Environment
and Regulatory Affairs

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

Stock Exchange Listings

Common Stock
New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange
Ticker Symbol: OLN

Trustee for Subordinated Notes

Bankers Trust Company
Four Albany Street
New York, N.Y. 10015
Telephone: (212) 250-6112

Trustee for 8% Notes

Chemical Bank
450 W. 33rd Street
New York, N.Y. 10001
Telephone: (800) 648-8380

Commercial Paper Dealers

J.P. Morgan Securities, Inc.
60 Wall Street
New York, N.Y. 10260-0060
Telephone: (212) 648-0100

Goldman Sachs
Money Markets, L.P.
85 Broad Street
New York, N.Y. 10004
Telephone: (212) 902-8279

Dividend Reinvestment Service

Olin makes a Dividend
Reinvestment Service available
to its shareholders.
For information, write to:
Chemical Bank
JAF Building
P.O. Box 3069
New York, N.Y. 10116-3069

Trademarks

Underlined words identifying
products in this report are trade-
marks or servicemarks of Olin
Corporation or its subsidiaries
or affiliates.

Annual Meeting

The annual meeting of the share-
holders will be held on Thursday,
April 27, 1995, at 10:30 a.m.,
local time, at the headquarters of
the corporation, 120 Long Ridge
Road, Stamford, Connecticut.

Toll Free Shareholder
Information

Telephone: (800) 656-OLIN
Quarterly earnings releases and
other corporate news releases are
available. Earnings are released
during the third week of April,
July, October, and the fourth week
of January.

Form 10-K Available

A copy of Olin's Form 10-K, con-
taining additional information of
possible interest to shareholders
and filed with the Securities and
Exchange Commission in March
each year, will be sent without
charge to any shareholder who
requests it. Write to:
Richard E. Koch
Director, Investor Relations
Olin Corporation
P.O. Box 1355
Stamford, CT 06904-1355
Telephone: (203) 356-3254


Quarterly Data (unaudited)

                                            First       Second        Third       Fourth
1994                                      Quarter      Quarter      Quarter      Quarter      Year
- --------------------------------------------------------------------------------------------------
Sales                                        $605         $708         $667         $678    $2,658
Cost of goods sold                            488          567          543          555     2,153
Net income                                     15           28           22           26        91
Net income per share:
  Primary                                     .62         1.16          .86         1.01      3.65
  Assuming full dilution                      .62         1.10          .85          .97      3.54
Common dividends                              .55          .55          .55          .55      2.20
Market price of
  common stock*
    High                                   51 5/8       54 1/4       59 7/8       60 1/8    60 1/8
    Low                                    47 1/2       46 1/4       53 3/4       50 1/4    46 1/4


1993
- --------------------------------------------------------------------------------------------------
Sales                                        $592         $626         $607         $598    $2,423
Cost of goods sold                            484          507          508          662     2,161
Net income (loss)                              12           14            5         (123)      (92)
Net income (loss) per share:
  Primary                                     .45          .57          .15        (5.69)    (4.52)
  Assuming full dilution                      .45          .57           --           --        --
Common dividends                              .55          .55          .55          .55      2.20
Market price of
  common stock*
    High                                   46 1/4       46 1/4       45 1/4       50 1/2    50 1/2
    Low                                    40 3/8       42 3/8       39 7/8       41 3/4    39 7/8


1992
- --------------------------------------------------------------------------------------------------
Sales                                        $614         $633         $577         $552    $2,376
Cost of goods sold                            490          516          482          453     1,941
Income before
  accounting changes                           24           21            6            4        55
Accounting changes                            (46)          --           --           --       (46)
Net income (loss)                             (22)          21            6            4         9
Net income (loss) per share:
  Primary:
    Income before
      accounting changes                     1.04          .88          .18          .07      2.17
    Accounting changes                      (2.11)          --           --           --     (2.11)
    Net income (loss)                       (1.07)         .88          .18          .07       .06
  Assuming full dilution                       --          .86           --           --        --
Common dividends                              .55          .55          .55          .55      2.20
Market price of
  common stock*
    High                                   54 1/4       54 3/4       47 3/4       46 1/4    54 3/4
    Low                                    39 3/8       43 3/4       39 1/2       37 1/4    37 1/4
==================================================================================================

*New York Stock Exchange composite transactions.
 1993 fourth-quarter loss includes a $132 million charge for personnel reductions, business restructurings involving consolidations and realignments within divisions, costs at sites of discontinued businesses, future environmental liabilities, and other charges.
 1992 first-quarter loss includes a $46 million charge for cumulative effect of Accounting Changes for the adoption of SFAS No. 106 and No. 109.

                                       32