Form 10-K, Exhibit 13
period 1995-12-31
OLIN CORP
filed 1996-03-08
CIK 74303

                                                                      EXHIBIT 13

A Fortune 500 Company, Olin Corporation today is one of the world's leading producers and marketers of high-performance chemicals, microelectronic materials, metals, sporting ammunition and defense and aerospace products.

                 Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


Results of Operations

Consolidated

($ in millions, except per share data)            1995    1994    1993
--------------------------------------           ------  ------  ------
Sales                                            $3,150  $2,658  $2,423
Gross Margin                                        630     505     262
Selling and Administration                          346     302     300
Research and Development                             39      35      41
Interest Expense                                     44      37      38
Net Income (Loss)                                   140      91     (92)
Net Income (Loss) per Share:
  Primary                                        $ 5.50  $ 3.65  $(4.52)
  Fully Diluted                                  $ 5.33  $ 3.54  $   --
                                                 ======  ======  ======

1995 Compared to 1994
Sales and net income reached record levels in 1995, increasing 19% and 54%, respectively. The sales increase was attributed to a 6% improvement in pricing (exclusive of higher metal values) and a 9% increase in sales volume. Past strategic investments were a key factor in meeting the increased demand. In addition to the impact of increased volume and pricing, net income was further enhanced by prior years' initiatives to restructure and reengineer the company and reduce costs. In 1995, record results were achieved by Brass, Chlor-Alkali and the Microelectronic Materials divisions.

  Gross margin percentage was 20.0%, an increase of 1%. Higher caustic and urethanes prices more than offset increased raw material and manufacturing costs.

  Selling and administration expenses as a percentage of sales decreased to 11.0% from 11.4%. Selling and administration expenses increased in amount due primarily to additional information processing costs, the inclusion of the operating expenses of acquired businesses, higher legal costs and higher costs related to short-term incentive compensation programs. This increase was offset in part by the impact of cost reduction programs.

  Research and development expenditures increased as a result of the OCG acquisition. Excluding the impact of OCG, research and development expenses decreased 9% through cost reduction programs and a better focus in the chemicals product lines on the development of new and differentiated products. In other-related research and development activities, 1995 customer-sponsored research of $45 million decreased $34 million due to the reduction in government-funded programs and the advancement of a major ammunition development program into the production stage.

  Interest expense increased due to higher average interest rates on higher average borrowings.

  The favorable performance of non-consolidated affiliates, particularly in Japan, increased interest and other income.

  The effective tax rate was 35.5% in 1995 and 1994. At December 31, 1995 the company had net deferred tax assets of $59 million, primarily comprised of temporary differences between financial statement and tax bases of assets and liabilities. No valuation allowance has been provided because management believes that it is more likely than not that sufficient taxable income will be generated to allow for the realization of these tax benefits. The future taxable income required for such realization currently approximates $174 million.

  In 1995, the company completed the sales of its Sun(R) brand trademark and its dry sanitizer plant in South Charleston, WV and a related operation in Livonia, MI. These transactions did not have a material impact on the company's results of operations for 1995.

  In 1995, the company acquired the remaining 50% of OCG Microelectronic Materials, a joint venture formed by Ciba-Geigy and the company in 1990, for approximately $65 million. In addition, the company acquired the remaining 51% of Etoxyl, C.A., a Latin American joint venture. The purchase price is contingent upon the future earnings of this venture.


1994 Compared to 1993
The selective investments made over the past several years, strategic actions taken in 1993 and a stronger economy contributed to the company's improved financial performance. All divisions exceeded 1993 profit levels with record earnings achieved in Metals, Winchester and Microelectronic Materials.

  Net income increased to $91 million from a net loss of $92 million, which included a charge of $132 million. Sales were a record $2.7 billion, up 10%, attributed primarily to the strong customer demand for most major products.

  Gross margin percentage was 19%, an increase of 1% from the prior year, excluding the 1993 charge. The increase was driven by increased volumes and cost reduction programs (including an early retirement incentive program), but was offset in part by increased commodity costs (copper and lead) and higher raw materials costs.

  Selling and administration expenses as a percentage of sales decreased to 11.4% from 12.4%. The impact from cost reduction programs and other personnel reductions were offset by higher administrative expenses and the operating expenses relating to the medium caliber ammunition acquisition.

  Research and development expenditures decreased as efforts were concentrated on the company's core businesses and on new products and technologies related to such businesses.

                 Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                 (continued)



  The decrease in average domestic short-term borrowings more than offset the impact of increasing short-term interest rates and contributed to the decrease in interest expense.

  The effective tax rate for 1994 was 35.5%, compared to 36.5% in 1993, excluding the effect of the charge. At December 31, 1994 the company had net deferred tax assets of $61 million, principally comprised of alternative minimum tax credits of $30 million and temporary differences between financial statement and tax bases of assets and liabilities.

  In 1987, a Federal Trade Commission judge ruled that the company must divest the chlorinated isocyanurates business acquired in 1985, which included an isocyanurates manufacturing facility in South Charleston, WV, a packaging facility in Livonia, MI and the Sun(R) brand trademark. Over the years, the company had been unsuccessful in its efforts to appeal. The company unsuccessfully attempted to modify the FTC order by proposing to the FTC that the company sell its trichloroisocyanurate production facility in Lake Charles, LA, to BioLab, Inc. (a sale which it ultimately consummated in 1994) instead of selling its South Charleston facility. The company entered into an agreement in principle, in 1994, to sell the Sun(R) brand of isocyanurates. In February 1995, the company signed a letter of intent for the sale of its South Charleston and Livonia facilities to subsidiaries of Israel Chemicals Ltd. These transactions did not have a material impact on the company's results of operations in 1994.

  In 1994, the company acquired certain assets of the medium caliber ammunition business of GenCorp's Aerojet Ordnance division for approximately $25 million.

Chemicals

Results of Operations


($ in millions)           1995    1994    1993
---------------          ------  ------  ------

Sales                    $1,501  $1,195  $1,117
Net Income (Loss)           104      42     (94)
                         ======  ======  ======

1995 Compared to 1994
Sales and net income increased 26% and 148%, respectively. This improvement reflects the record performances by the Chlor-Alkali and Microelectronic Materials divisions and the improved operating results of the urethanes business.

  In Chlor-Alkali, demand remained strong throughout the year. Caustic pricing continued to improve, while chlorine prices remained stable. Plant operating manufacturing rates were close to capacity and lower manufacturing costs were aided by cost reduction initiatives from reengineering programs.

  Operating results of the urethanes business exceeded last year. Worldwide TDI prices more than offset the effects of a scheduled plant maintenance turnaround. In flexible polyols, the combination of higher prices and volumes and a lower raw material cost contributed to its financial improvement. Specialty urethanes coating product line sales nearly doubled due to stronger worldwide demand, but new product introductions and market-entry costs negatively impacted its operating results.

  Pool products sales increased 10%, while profits were slightly below last year. Increases in sales volume and pricing were more than offset by higher raw material and other costs.

  In specialty chemicals, biocides had record volumes on a variety of products, reflecting the continual growth of this business.

  In Microelectronic Materials, electronic chemicals sales more than doubled and profits increased significantly due to the strong demand from the semiconductor industry for the company's high-purity electronic chemicals and the inclusion of OCG's operating results. Sales of its MQUAD(R) packaging system increased but operating results were adversely affected by costs associated with the introduction of its new Metal Ball Grid Array (MBGA(R)) package.

1994 Compared to 1993
Sales increased 7% while segment net income was $42 million compared to 1993's net income of $12 million, excluding $106 million of the 1993 charge. Improved economic conditions favorably impacted many of the chemicals businesses. Improved pricing and lower manufacturing costs in Chlor-Alkali and higher volumes in pool products and urethanes contributed to the increase in net income.

  Chlor-Alkali's sales were 11% ahead of last year due to strong demand and increased pricing. These factors along with lower manufacturing costs (raw materials and plant fixed costs) and the implementation of profit improvement programs resulting from reengineered processes, contributed to Chlor-Alkali's improved profit performance.

  In the urethanes business, strong domestic demand for polyols, contributed to the sales increase. TDI volumes were comparable to 1993's levels. The specialty urethanes coating product line experienced higher sales volumes as this relatively new business continued to expand internationally. Operating results improved as higher volumes more than offset increases in raw material costs and the effect of a production outage at the Lake Charles, LA facility.

  Pool products sales increased as higher sales volumes more than offset the impact of competitive pricing pressures. Domestic brand and bulk volumes as well as export shipments exceeded last year's levels.

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

  Strong demand from the semiconductor industry for the company's high-purity electronic chemicals and its MQUAD(R) microelectronics packaging system accounted for the improvement in sales and profitability of the electronic chemicals business.

1996 Outlook
Chemicals sales and profits are expected to increase due to anticipated higher volume in most product lines, offset in part by higher raw material costs. In Chlor-Alkali, demand for chlorine and caustic is expected to moderate slightly. The company's plants are expected to run at or near capacity as no significant new industry capacity is due until 1998. In the urethanes business, higher prices and production volumes are expected to prevail throughout 1996 for both TDI and polyol products. Yield improvements for the specialty urethanes coating product line are expected to enhance its performance. Pool products results are expected to benefit from higher sales volumes and prices. Specialty chemicals business is expected to benefit from higher biocides sales volumes. Continuing semiconductor industry demand for high-purity chemicals and the full year's operating results of OCG are expected to enhance electronic chemicals performance. In January 1996, the company announced that it has signed a letter of intent to sell its Electrostatics business, which makes toners for photocopiers and in 1995 had sales of approximately $13 million.

Metals

Results of Operations


($ in millions)          1995   1994   1993
---------------          -----  -----  -----
Sales                    $ 863  $ 750  $ 660
Net Income                  46     39     14
                         =====  =====  =====

1995 Compared to 1994
Sales and net income improved 15% and 18%, respectively, as this segment reported record financial results for the second consecutive year. Sales improvement was due to higher metal values and improved product mix and selling prices as the demand for brass strip exceeded the historical average for a second consecutive year. Increased sales, lower manufacturing costs and the benefit from cost reduction programs were the main contributors to the net profit increase. New financial records were established by several operations, such as Indianapolis, Oster and Somers Thin Strip. The Indianapolis operation's improvement was due to an improved product mix in its strip, rod, wire and tube businesses. Oster benefited from the automotive and electronics demand. A strong electronics market contributed to Somers financial improvement.

1994 Compared to 1993
Sales improved 14% on higher metal values and increased levels of commercial shipments, as all operations recorded higher volumes than the previous year. Net income increased to $39 million from $26 million in 1993, excluding $12 million of the 1993 charge. This financial performance benefited from higher demand; additional investments in equipment to expand capacity, improve yields and reduce manufacturing costs; the implementation of profit improvement programs including a reduction in the salaried workforce; and the absence of operating losses from a joint venture disposed of in the fourth quarter of 1993.

  With an improved economy in 1994, the demand for strip products from the automotive, housing and ammunition markets, was exceptionally strong. The industry had not seen demand for strip reach 1994 levels in the last ten years. The 1993 expansion of the East Alton, IL mill provided additional capacity to meet this demand. Shipments of other products such as stainless steel and fineweld tube, also exceeded 1993's levels.

1996 Outlook
In 1996, it is expected that the economy will grow at a rate slower than 1995 and that the industry will return to a more normal demand level after two consecutive years of near-record strip consumption. Sales are expected to decrease slightly as increased sales volumes in certain operations are expected to be offset by lower metal values and commercial requirements. Excess domestic capacity and lower operating rates by the company's key competitors are expected to create a competitive pricing environment. It is expected that conversion selling prices will be comparable to 1995's levels and that profit improvement programs will partially offset the competitive pricing impact on profits.


Defense and Ammunition

Results of Operations


($ in millions)           1995   1994   1993
---------------           -----  -----  -----
Sales                     $ 786  $ 713  $ 646
Net Income                   16     32     10
                          =====  =====  =====

                 Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                 (continued)



1995 Compared to 1994
Sales increased 10% as shipments of medium caliber ammunition, strong demand for Aerospace's solid propellant business and sales under Ordnance's combined effects munitions contract more than offset the reduced shipments of Winchester's domestic commercial ammunition. Net income decreased 50% due to lower volumes in the Winchester domestic commercial ammunition business, higher raw material costs and legal expenses, and additional costs incurred on certain start-up and discontinued programs.

  Winchester's domestic commercial ammunition sales declined significantly. In 1995, the marketplace for commercial sporting ammunition adjusted for the heavy consumer buying patterns that occurred in 1994 as a result of a concern over restrictive legislation and taxation. Domestic and military export ammunition business achieved record sales performance and partially offset the commercial sales decrease. The profit impact from the lower commercial sales and the effect of higher commodity costs, primarily copper, accounted for the significant decrease in profits.

  Ordnance's sales improved due to increased shipments of medium caliber ammunition and sales under a combined effects munitions contract. The related profits from these sales were more than offset by cost overruns on the start-up of several programs and the relocation of certain medium caliber production lines. Higher legal fees associated with a government investigation regarding a medium caliber ammunition contract at Marion, IL, also reduced 1995's profits. Tank ammunition sales and profits in 1995 were consistent with 1994 levels. Ball Powder(R) propellant sales were comparable to last year, but operating results were adversely affected by higher raw material costs and an unfavorable product mix.

  Aerospace sales increased due primarily to strong demand for its solid propellant products and its in-flight entertainment systems. The profit impact of the higher sales was more than offset by costs associated with certain discontinued programs.

  U.S. Government sales amounted to $513 million in 1995, $379 million in 1994 and $354 million in 1993. Sales under the combined effects munitions contract was the main contributor to the increase in 1995 government sales. Approximately 85% of 1995 sales were to the Department of Defense (DoD) or agencies thereof. Changes in the strategic direction of defense spending, the timing of defense procurements and specific defense program appropriation decisions may adversely affect the performance of the Defense and Ammunition segment and the company in future years, including its income, liquidity, capital resources and financial condition. The precise impact of these decisions will depend upon the timing and size of changes and decisions and the company's ability to mitigate their impact with new business, business consolidations or cost reductions. In view of the continuing uncertainty regarding the size, content and priorities of the annual DoD budget, the historical financial information of the Defense and Ammunition segment, and to a lesser extent, of the company, may not be indicative of future performance.

1994 Compared to 1993
Sales increased 10% due to increased shipments of Winchester commercial ammunition and Ball Powder(R) propellant and the inclusion of sales of the newly-acquired medium caliber business. Net income increased to $32 million from $24 million, excluding $14 million of the 1993 charge. The increased volumes, along with the profit contribution from the medium caliber ammunition acquisition, additional royalty income and the savings from the reduction in the salaried workforce, contributed to the increase in segment net income.

  Winchester's domestic commercial ammunition sales were exceptionally strong throughout the year. Heavy consumer buying due in part to the fear of restrictive legislation and taxation accounted for Winchester's record sales level and offset decreases in military export ammunition sales. The related profit impact from higher sales more than offset lower fees associated with lower production volumes at Lake City Army Ammunition Plant and accounted for the division's record profits.

  In Ordnance, the integration of the medium caliber ammunition acquisition was implemented successfully and expanded the company's medium caliber ammunition line of products. Ordnance's sales and profits improved due to the acquisition and increased Ball Powder(R) propellant shipments. Tank ammunition volumes were comparable to the prior year.

  Aerospace sales were comparable to 1993's amount. Sales of new products were offset by delays/cancellations of certain government funded programs. Increased margins on certain rocket engine programs, new products and additional royalty income contributed to higher divisional profits.

1996 Outlook
In 1996, net income for the Defense and Ammunition segment is expected to increase with sales comparable to 1995. Demand for Winchester's commercial ammunition is expected to increase slightly and military ammunition shipments are expected to remain strong. The profit impact from the sales increase and cost reduction efforts are expected to more than offset estimated higher commodity costs. In Ordnance, higher shipments of medium caliber ammunition are expected to offset lower combined effects munitions sales and lower tank ammunition sales. The increased medium caliber ammunition volumes, the absence of cost overruns and a lower level of operating expenses are estimated to be the main contributors to the increased profits. In Aerospace, the absence of costs incurred on certain discontinued programs is expected to more than offset the profit impact from a slight decline in sales. In November 1995, the company announced that it is considering a spin-off to its shareholders of its Ordnance and Aerospace divisions as a free-standing public company. Any final decision would require the approval of the Board of Directors among others.

Charge for 1993 Strategic Action Plan
In 1993, the company recorded a pretax charge for a series of strategic actions consisting of personnel reductions, business restructurings including consolidations and re-alignments within divisions, provision for costs at sites of discontinued businesses, future environmental liabilities, and other charges. As of December 31, 1995, the planned personnel reductions had been approximately 90% completed. The remaining reductions are anticipated to occur in 1996 at an estimated cost of $13 million. Various actions within the business restructuring phase of the 1993 charge had been completed as of December 31, 1995. The remaining action, the restructuring of the electronic materials businesses, is expected to be finalized within the next year at an estimated cost of $15 million.

The savings resulting from the workforce reductions and business restructurings were approximately $28 million in 1995 ($20 million in 1994). The expected additional savings from the remaining actions are estimated to be $6 million on an annualized basis thereafter.

Environmental Matters


($ in millions)               1995   1994   1993
---------------               ----   ----   ----
Cash Outlays:
 Remedial and Investigatory    $25    $37    $44
   Spending
 Capital Spending                9     11     11
 Plant Operations               36     34     38
                              ----   ----   ----
Total Cash Outlays             $70    $82    $93
                              ====   ====   ====

The establishment and implementation of federal, state and local standards to regulate air, water and land quality has affected and will continue to affect substantially all of the company's plants. Federal legislation providing for regulation of the manufacture, transportation, use and disposal of hazardous and toxic substances has imposed additional regulatory requirements on industry, particularly the chemicals industry. In addition, implementation of environmental laws, such as the Resource Conservation and Recovery Act and the Clean Air Act, has required and will continue to require new capital expenditures and will increase operating costs. The company employs waste minimization and pollution prevention programs at its manufacturing sites. In order to help finance the cleanup of waste disposal sites, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ('Superfund'), imposed a tax on the sale of various chemicals, including chlorine, caustic and certain other chemicals produced by the company, and on the disposal of certain hazardous wastes.

  The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. A significant portion of the 1993 provision resulted from expanded volumes of contaminants uncovered while remediating a particular site, combined with the availability of more definitive data from progressing investigatory activities concerning both the nature and extent of contamination and remediation alternatives at other sites. Charges to income for investigatory and remedial efforts were material to operating results in 1995, 1994, and 1993 and may be material to net income in future years.

  Cash outlays for remedial and investigatory activities associated with former waste sites and past operations were not charged to income but instead were charged to reserves established for such costs identified and expensed to income in prior years; such charges to income were $25 million, $17 million and $85 million in 1995, 1994 and 1993, respectively. Cash outlays for normal plant operations for the disposal of waste and the operation and maintenance of pollution control equipment and facilities to ensure compliance with mandated and voluntarily imposed environmental quality standards were charged to income. Historically, the company has funded its environmental capital expenditures through cash flow from operations and expects to do so in the future.

  The company's estimated environmental liability at the end of 1995 was attributable to 74 sites, 34 of which were on the National Priority List (NPL). Eleven sites accounted for approximately 80% of such liability and, of the remaining sites, no one site accounted for more than 3% of such liability. Three of these eleven sites were in the investigatory stage of the remediation process. In this stage remedial investigation and feasibility studies are conducted by either the company, the United States Environmental Protection Agency (EPA) or other potentially responsible parties (PRPs) and a Record of Decision (ROD) or its equivalent has not been issued. At another three of the eleven sites, a ROD or its equivalent has been issued by either the EPA or responsible state agency and the company either alone, or as a member of a PRP group, was engaged in performing the remedial measures required by that ROD. At the remaining five of the eleven sites, part of the site is subject to a ROD and another part is still in the investigative stage of remediation. All eleven sites were either former manufacturing facilities or waste sites containing contamination generated by those facilities.

                 Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                 (continued)



  The company's consolidated balance sheets included liabilities for future environmental expenditures to investigate and remediate known sites amounting to $111 million at December 31, 1995 and 1994, of which $76 million and $71 million were classified as other noncurrent liabilities, respectively. Those amounts did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

  Total environmental-related cash outlays for 1996 are estimated to be $85 million, of which $34 million is expected to be spent on investigatory and remedial efforts, $17 million on capital projects and $34 million on normal plant operations.

  Annual environmental-related cash outlays for site investigation and remediation, capital projects and normal plant operations are expected to range between $85-$100 million over the next several years. While the company does not anticipate a material increase in the projected annual level of its environmental-related costs, there is always the possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures. Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1995, the company had estimated additional contingent environmental liabilities of $28 million.

Litigation
There is a variety of legal proceedings pending or threatened against the company. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be decided unfavorably against the company. Certain of these matters are discussed in Item 3, Legal Proceedings of the Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available on request from the company.

Liquidity, Investment Activity and
Other Financial Data

Cash Flow Data


Provided By (Used For) ($ in millions)     1995    1994    1993
--------------------------------------    -----   -----   -----
Net Operating Activities                  $ 206   $ 192   $ 147
Capital Expenditures                       (201)   (149)   (132)
Net Investing Activities                   (218)   (121)    (94)
Net Financing Activities                     13     (67)    (54)
                                          =====   =====   =====

  Cash flow from operations supplemented by credit facilities, proceeds from the divestment of businesses and the issuance of common shares were used to finance the company's major funding needs, namely capital projects, dividends to shareholders and acquisitions. In 1995, the increase in cash flow from operating activities was primarily attributable to higher operating income, partially offset by an increase in working capital. Higher year-end sales of military ammunition and electronic chemicals along with the shipment delays under certain government contracts led to higher receivable levels and more than offset the increase in current liabilities. The 1994 change in cash flow from operating activities was primarily due to increased operating income. The increase in receivables and inventories to support a higher level of business activity was offset in part by higher current liabilities. Cash flow from operations was used for expenses incurred in executing the 1993 strategic action plan.

  Capital spending in 1995 increased 35% from the prior year mainly to provide additional capacity and product quality for selected product lines. Funds were spent for the following: the manufacturing, distribution and laboratory complex in Mesa, AZ for the electronic materials business, the modernization of the seamless tube and wire facilities at Indianapolis, IN and the relocation of the Corporate headquarters to Norwalk, CT. Capital spending in 1994 increased 13% from the prior year mainly to support the consolidation of some medium caliber ammunition operations, restore the trichloroisocyanurate production facility at South Charleston, WV and provide additional capacity for selected product lines.

  Capital expenditures in 1996 are estimated to decrease approximately 10-20% from 1995 due to a planned reduction to control capital costs. Also, the completion of the Indianapolis, IN and the Mesa, AZ projects will contribute to this lower level of spending.

  During 1995, the company sold its Sun(R) brand trademark and its dry sanitizer plant in South Charleston, WV and a related tableting operation in Livonia, MI. These divestments generated proceeds of $49 million.

  During 1994, the company sold its conductive materials business including the manufacturing facility in Ontario, CA and its trichloroisocyanurate production facility in Lake Charles, LA. These transactions generated proceeds of $41 million. During 1993 the company sold the facility and the assets of its contract integrated circuit assembly operation

(completing the divestiture phase of its 1991 streamlining program) and its interest in the German joint venture to its partner. These divestments generated proceeds of $37 million.

  In 1995 and 1994, investment spending relating to joint ventures was minimal. Investment spending in 1993 was primarily for a new ethylene oxide joint venture in Latin America. The company's investment in this venture totaled $18 million at December 31, 1995. Throughout 1995, this venture continued to experience liquidity difficulties due to high leverage. In Venezuela, general economic conditions have been unstable in light of government actions. The government imposed currency exchange controls in order to control capital flight and manage inflation. The company, along with its venture partners, continued to address these difficulties in order to protect its recorded investment.

  In February 1996, the company announced that it and The Geon Company will form a joint venture to construct and operate a chlor-alkali plant at the company's existing McIntosh, AL site. Geon will consume all of the chlorine produced by the project and the company will be responsible for marketing the caustic soda. The company intends to fund its share of this project through the sale of other assets.

  At December 31, 1995, the company maintained committed credit facilities with banks of $309 million of which $253 million was available. The company believes that these credit facilities are adequate to satisfy its liquidity needs for the near future. In June 1995, the company sold $50 million of 7.11% notes due June 2005. The proceeds from this issue were used to reduce short-term debt incurred for working capital purposes. In April 1995, the company amended its unsecured revolving credit agreement with a group of banks. The amended agreement provides a maximum borrowing of $250 million and unless extended, expires in May 2000. The company may select various floating rate borrowing options.

  On March 1, 1995, 2.76 million shares of the company's $1 par value Series A Conversion Preferred Stock were converted into shares of common stock on a one-for-one basis. The last dividend on these preferred shares was paid in March 1995. In May 1994, the company issued 2.2 million shares of common stock at a price of $46.00. The net proceeds of $98 million were used to reduce short-term floating-rate debt and finance the acquisition of the medium caliber ammunition business. In 1992, the company sold $100 million of 8% notes due 2002. The company then swapped interest payments on $50 million principal amount of the notes to a floating rate (5.6875% at December 31, 1995). In June 1995, the company offset this transaction by swapping interest payments on $50 million principal amount to a fixed rate of 6.485%.

  The percent of total debt to total capitalization (excluding the reduction in equity for the Contributing Employee Ownership Plan (ESOP) increased to 38.2% at December 31, 1995, from 36.5% at year-end 1994 and was 47.1% at year-end 1993. Contributing to the decrease in 1994 was the issuance of the additional 2.2 million of common shares and the liquidation of all short-term borrowings as of December 31, 1994.

  In 1989 the company established an ESOP. The ESOP trust borrowed $100 million ($40 million from the company) to purchase 1.3 million shares of the company's convertible preferred stock. The proceeds received by the company from the issuance of its preferred stock were used to acquire shares of its common stock. The ESOP trust has repaid in full its original loan from the company. This loan to the ESOP was financed by the company through a long-term credit facility.

  Dividends per common share were $2.40 in 1995 and $2.20 in 1994 and 1993. Total dividends paid on common stock amounted to $57 million in 1995, $44 million in 1994 and $42 million in 1993, while total ESOP preferred dividends, paid at an annual dividend rate of $5.97 per share, amounted to $6 million in 1995 and $7 million in 1994 and 1993. Dividends paid on Series A Stock were $3 million in 1995 and $10 million in 1994 and 1993 (equal to $3.64 per share).

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

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This statement, effective commencing in 1996, establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The initial adoption of this standard will not have a material impact on the company's financial position and its operating results.

  In October 1995, the FASB issued SFAS No.123, "Accounting for Stock-Based Compensation". As allowable by SFAS No.123, the company will not recognize compensation cost for stock-based compensation arrangements, but rather will disclose in the notes to the financial statements the impact on net income and earnings per share as if the fair value based compensation cost had been recognized commencing in 1996.

                             Industry Segments


($ in millions)           1995     1994     1993     1992     1991     1990     1989     1988     1987     1986
---------------         ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Chemicals
Sales                   $1,501   $1,195   $1,117   $  996   $  960   $1,269   $1,302   $1,386   $1,232   $1,127
Net Income (Loss)          104       42      (94)      21      (38)      42      106       68       55       37
Assets                   1,223    1,037    1,024    1,067      982      945      977    1,034    1,028      920
Capital Expenditures       126       91       75      115      131      144       95       96       83       84
Depreciation                81       82       83       73       70       75       74       77       82       83
                        ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Metals
Sales                      863      750      660      676      562      566      542      453      304      244
Net Income                  46       39       14       29       17       35       19       25       20       15
Assets                     456      446      430      445      436      337      326      321      225      204
Capital Expenditures        40       25       31       33       26       19       26       30       13       24
Depreciation                29       27       27       24       22       21       22       19       18       17
                        ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Defense and
Ammunition
Sales                      786      713      646      704      753      757      665      469      394      361
Net Income                  16       32       10       29       35       36       31       25       20       19
Assets                     564      521      441      465      552      544      535      516      373      365
Capital Expenditures        31       33       26       25       20       24       21       21       19       20
Depreciation                25       25       21       20       21       20       20       15       14       11
                        ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Corporate and Other
Sales                       --       --       --       --       --       --       --       --       --       --
Net Income (Loss)          (26)     (22)     (22)     (70)     (27)     (29)     (32)     (20)     (17)       4
Assets                      29       26       35       53       42       40       66       69       59       56
Capital Expenditures         4       --       --       --       --       --       --       --       --       --
Depreciation                --       --       --       --       --       --       --       --       --       --
                        ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Consolidated
Sales                    3,150    2,658    2,423    2,376    2,275    2,592    2,509    2,308    1,930    1,732
Net Income (Loss)          140       91      (92)       9      (13)      84      124       98       78       75
Assets                   2,272    2,030    1,930    2,030    2,012    1,866    1,904    1,940    1,685    1,545
Capital Expenditures       201      149      132      173      177      187      142      147      115      128
Depreciation               135      134      131      117      113      116      116      111      114      111
                        ======   ======   ======   ======   ======   ======   ======   ======   ======   ======

Intersegment sales, which are priced generally at prevailing prices and are excluded from above, are not significant.

Net income (loss) of each segment includes an allocation of Corporate expenses.

1993 net loss includes a charge for the strategic action plan of $132 ($106 to Chemicals, $12 to Metals and $14 to Defense and Ammunition).

1992 net income includes a charge of $46 (allocated to Corporate and Other) for the cumulative effect of the accounting changes.

1991 net loss includes a charge for the streamlining program of $80 ($73 to Chemicals and $7 to Metals).

Corporate and Other principally interest expense.

See Notes to Financial Statements for information relative to industry operating income and geographic segment data.

                          Ten-Year Financial Summary

($ and shares in millions,
 except per share data)               1995     1994      1993      1992      1991      1990      1989      1988      1987     1986
--------------------------          -------  -------   -------   -------   -------   -------   -------   -------   -------  -------
Operations
Sales                               $ 3,150  $ 2,658   $ 2,423   $ 2,376   $ 2,275   $ 2,592   $ 2,509   $ 2,308   $ 1,930  $ 1,732
Cost of Goods Sold                    2,520    2,153     2,161     1,941     1,944     2,063     1,929     1,781     1,455    1,318
Restructuring Charge                     --       --        42        --        22        --        --        --        --       --
Selling and Administration              346      302       300       279       262       316       287       289       264      252
Research and Development                 39       35        41        39        41        66        66        58        62       56
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------
Operating Income (Loss)                 245      168      (121)      117         6       147       227       180       149      106
Interest Expense                         44       37        38        39        46        53        56        43        32       32
Interest and Other Income                16       10         9        10        15        22        21        14        10       41
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------

Income (Loss) Before Taxes              217      141      (150)       88       (25)      116       192       151       127      115
Income Tax Provision (Benefit)           77       50       (58)       33       (12)       32        68        53        49       40
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------

Income (Loss) Before Cumulative
  Effect of Accounting Changes          140       91       (92)       55       (13)       84       124        98        78       75
Accounting Changes                       --       --        --       (46)       --        --        --        --        --       --
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------

Net Income (Loss)                       140       91       (92)        9       (13)       84       124        98        78       75
                                    =======  ========  =======   =======   =======   =======   =======   =======   =======  =======
Financial Position
Working Capital                         297      262       136       179        85       212       205       184       276      210
Property, Plant and Equipment, Net      956      879       885       934       899       829       781       801       727      720
Total Assets                          2,272    2,030     1,930     2,030     2,012     1,866     1,904     1,940     1,685    1,545
Capitalization:
  Short-Term Debt                       122       29       121       101       178       104       155       211        50       52
  Long-Term Debt                        411      418       449       477       520       466       501       474       392      375
  Shareholders' Equity                  841      749       596       741       666       715       665       683       700      654
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------

Total Capitalization                  1,374    1,196     1,166     1,319     1,364     1,285     1,321     1,368     1,142    1,081
                                    =======  ========  =======   =======   =======   =======   =======   =======   =======  =======
Per Share Data
Net Income (Loss):
  Primary:
    Income (Loss) Before Cumulative
      Effect of Accounting Changes     5.50     3.65     (4.52)     2.17      (.92)     4.03      6.02      4.63      3.38     3.36
    Accounting Changes                   --       --        --     (2.11)       --        --        --        --        --       --
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------
    Net Income (Loss)                  5.50     3.65     (4.52)      .06      (.92)     4.03      6.02      4.63      3.38     3.36
  Net Income-Fully Diluted (1)         5.33     3.54        --        --        --      3.88      5.85      4.59      3.32     3.13
                                    =======  ========  =======   =======   =======   =======   =======   =======   =======  =======
Dividends:
  Common                               2.40     2.20      2.20      2.20      2.20      2.15      1.95      1.70      1.60    1.525
  ESOP Preferred (annual rate)         5.97     5.97      5.97      5.97      5.97      5.97      5.97        --        --       --
  Series A Preferred (annual
  rate)                                3.64     3.64      3.64      3.64        --        --        --        --        --       --
Shareholders' Equity (2)              34.05    30.86     27.24     33.92     35.02     37.65     34.99     33.35     31.81    30.56
Market Price of Common Stock:
  High                               77 1/8   60 1/8    50 1/2    54 3/4    54        60 5/8    68 1/4    60       56 1/4    53 1/4
  Low                                48 3/8   46        39 7/8    37 1/4    33 1/2    28 1/8    49 3/8    40       32 5/8    34 5/8
  Year-End                           74 1/4   51 1/2    49 3/8    45 3/4    40 3/8    37 3/4    60        51       42        41
                                    =======  ========  =======   =======   =======   =======   =======   =======   =======  =======

Other
Capital Expenditures                    201      149       132       173       177       187       142       147       115      128
Depreciation                            135      134       131       117       113       116       116       111       114      111
Common Dividends Paid                    57       44        42        41        41        41        39        36        37       34
Purchases of Common Stock                --       --        --        --         2         6       100        84       100       83
Current Ratio                           1.4      1.4       1.2       1.3       1.1       1.4       1.4       1.3       1.7      1.5
Total Debt to Total Capital-
 ization (3)                           38.2%    36.5%     47.1%     42.0%     48.5%     41.5%     46.2%     50.1%     38.7%    39.5%

Effective Tax Rate                     35.5%    35.5%     38.7%     37.5%     48.0%     27.2%     35.4%     35.1%     38.6%    34.8%

Average Common Shares
  Outstanding                          24.4     20.5      19.1      19.1      19.0      19.1      20.0      21.1      23.1     22.4
                                    -------  -------   -------   -------   -------   -------   -------   -------   -------  -------
Shareholders                         12,000   12,100    13,000    13,900    14,600    15,500    16,300    17,600    20,700   20,600
Employees (4) (5)                    13,000   12,800    12,400    13,500    14,400    15,200    15,400    16,400    14,100   13,200
                                    =======  ========  =======   =======   =======   =======   =======   =======   =======  =======


(1) Fully diluted income or loss per share is not presented for 1993, 1992 and 1991 as amounts are anti-dilutive.
(2) In 1994, 1993 and 1992, calculation is based on common shares and Series A Conversion Preferred Stock outstanding.
(3) Excluding reduction to equity for the Employee Stock Ownership Plan from 1989 through 1995.
(4) Employee data excludes employees who work at government-owned/contractor-operated facilities.
(5) Includes employees of acquired businesses of 450 in 1995 and 270 in 1994.

                          Consolidated Balance Sheets

                        December 31 ($ in millions,
                         except share data)                                   1995        1994
                        ---------------------------                          -----       -----
Assets                  Current Assets:
                          Cash                                              $    8     $    7
                          Receivables, Net:
                            Trade                                              497        373
                            Other                                               58         41
                          Inventories, Net of LIFO Reserve of $193
                            ($178 in 1994)                                     410        386
                          Other Current Assets                                  79         73
                                                                            ------     ------
                            Total Current Assets                             1,052        880
                        Investments and Advances - Affiliated Companies
                          at Equity                                             80        103
                        Property, Plant and Equipment, Net                     956        879
                        Goodwill                                               121        109
                        Other Assets                                            63         59
                                                                            ------     ------
                        Total Assets                                        $2,272     $2,030
                                                                            ======     ======
Liabilities and         Current Liabilities:
Shareholders' Equity      Short-Term Borrowings                             $   56     $   --
                          Current Installments of Long-Term Debt                66         29
                          Accounts Payable                                     352        332
                          Income Taxes Payable                                   6          4
                          Accrued Liabilities                                  275        253
                                                                            ------     ------
                            Total Current Liabilities                          755        618
                        Long-Term Senior Debt                                  286        293
                        Long-Term Subordinated Debt                            125        125
                        Other Liabilities                                      265        245
                                                                            ------     ------
                          Total Liabilities                                  1,431      1,281
                                                                            ------     ------
                        Shareholders' Equity:
                          Preferred Stock, Par Value $1 Per Share:
                            Authorized 10,000,000 Shares
                              Series A Conversion Preferred Stock
                                Issued, 2,760,000 Shares                        --          3
                          ESOP Preferred Stock
                            Issued, 1,003,843 Shares (1,110,418 in 1994)        77         86
                          ESOP Obligations                                     (22)       (27)
                          Common Stock, Par Value $1 Per Share:
                            Authorized 60,000,000 Shares
                              Issued, 24,709,205 Shares (21,516,590 in 1994)    25         21
                          Additional Paid-In Capital                           422        400
                          Cumulative Translation Adjustment                     (4)        (3)
                          Retained Earnings                                    343        269
                                                                            ------     ------
                            Total Shareholders' Equity                         841        749
                                                                            ------     ------
                        Total Liabilities and Shareholders' Equity          $2,272     $2,030
                                                                            ======     ======

  The accompanying Notes to Financial Statements are an integral part of the financial statements.

                       Consolidated Statements of Income


Years ended December 31 ($ in millions,
except per share data)                           1995         1994        1993
---------------------------------------          ----         ----        ----
Sales                                         $ 3,150      $ 2,658     $ 2,423
Operating Expenses:
  Cost of Goods Sold                            2,520        2,153       2,161
  Restructuring Charge                             --           --          42
  Selling and Administration                      346          302         300
  Research and Development                         39           35          41
                                              -------      -------     -------
Operating Income (Loss)                           245          168        (121)
Interest Expense                                   44           37          38
Interest and Other Income                          16           10           9
                                              -------      -------     -------
Income (Loss) Before Taxes                        217          141        (150)
Income Tax Provision (Benefit)                     77           50         (58)
                                              -------      -------     -------
Net Income (Loss)                                 140           91         (92)
Preferred Dividends                                 6            7           7
                                              -------      -------     -------
Net Income (Loss) Available to
 Common Shareholders                          $   134      $    84     $   (99)
                                              -------      -------     -------
Net Income (Loss) Per Common Share:
Primary                                         $5.50        $3.65     $ (4.52)
Fully Diluted (1)                               $5.33        $3.54     $    --
                                              =======      =======     =======

(1) Fully diluted loss per share in 1993 was anti-dilutive.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

                Consolidated Statements of Shareholders' Equity

                                           Common Stock                                              Preferred Stock
                                          ---------------   Additional   Cumulative               ---------------------
                                          Shares     Par      Paid-In    Translation   Retained    Series A     ESOP         ESOP
($ in millions, except share data)        Issued    Value     Capital    Adjustment    Earnings   Par Value   Par Value  Obligations
----------------------------------        ------    -----   ----------   -----------   --------   ---------   ---------  -----------
Balance at January 1, 1993            19,069,775     $19        $296           $(1)      $388         $ 3          $96       $(60)
Net Loss                                      --      --          --            --        (92)         --           --         --
Dividends Paid:
  Common Stock ($2.20 per share)              --      --          --            --        (42)         --           --         --
  ESOP Preferred Stock
    ($5.97 per share)                         --      --          --            --         (7)         --           --         --
  Series A Conversion Preferred
    Stock ($3.64 per share)                   --      --          --            --        (10)         --           --         --
Reduction in ESOP Obligations                 --      --          --            --         --          --           --         16
Stock Options Exercised                   19,418      --           1            --         --          --           --         --
Translation Adjustment                        --      --          --            (3)        --          --           --         --
Other Transactions                        13,077      --          --            (5)         1          --           (4)        --
                                      ----------     ---        ----           ---       ----         ---          ---       ----
Balance at December 31, 1993          19,102,270      19         297            (9)       238           3           92        (44)
Net Income                                    --      --          --            --         91          --           --         --
Dividends Paid:
  Common Stock ($2.20 per share)              --      --          --            --        (44)         --           --         --
  ESOP Preferred Stock
    ($5.97 per share)                         --      --          --            --         (7)         --           --         --
  Series A Conversion Preferred
    Stock ($3.64 per share)                   --      --          --            --        (10)         --           --         --
Issuance of Common Stock               2,213,750       2          96            --         --          --           --         --
Reduction in ESOP Obligations                 --      --          --            --         --          --           --         17
Stock Options Exercised                   87,102      --           3            --         --          --           --         --
Translation Adjustment                        --      --          --             6         --          --           --         --
Other Transactions                       113,468      --           4            --          1          --           (6)        --
                                      ----------     ---        ----           ---       ----         ---          ---       ----
Balance at December 31, 1994          21,516,590      21         400            (3)       269           3           86        (27)
Net Income                                    --      --          --            --        140          --           --         --
Dividends Paid:
  Common Stock ($2.40 per share)              --      --          --            --        (57)         --           --         --
  ESOP Preferred Stock
    ($5.97 per share)                         --      --          --            --         (6)         --           --         --
  Series A Conversion Preferred
    Stock ($3.64 per share)                   --      --          --            --         (3)         --           --         --
Conversion of Series A Conversion
  Preferred Stock                      2,760,000       3          --            --         --          (3)          --         --
Reduction in ESOP Obligations                 --      --          --            --         --          --           --          5
Stock Options Exercised                  306,468       1          12            --         --          --           --         --
Translation Adjustment                        --      --          --            (1)        --          --           --         --
Other Transactions                       126,147      --          10            --         --          --           (9)        --
                                      ----------     ---        ----           ---       ----         ---          ---       ----
Balance at December 31, 1995          24,709,205     $25        $422           $(4)      $343         $--          $77       $(22)
                                      ==========     ===        ====           ===       ====         ===          ===       ====

  The accompanying Notes to Financial Statements are an integral part of the financial statements.

                     Consolidated Statements of Cash Flows

                                         Years ended December 31 ($ in millions)                             1995     1994     1993
                                         ---------------------------------------                            -----     ----    -----
Operating Activities                     Net Income (Loss)                                                  $ 140     $ 91    $ (92)
                                         Adjustments to Reconcile Net Income (Loss) to
                                           Net Cash Provided by Operating Activities:
                                         Losses (Earnings) of Non-consolidated Affiliates                      (6)      (2)       1
                                         Depreciation                                                         135      134      131
                                         Amortization of Intangibles                                            7        6        8
                                         Deferred Taxes                                                         6        2      (63)
                                         Charge for 1993 Strategic Action Plan                                 --       --      213
                                         Change in Assets and Liabilities Net of
                                           Purchases and Sales of Businesses:
                                             Receivables                                                     (104)     (64)      13
                                             Inventories                                                        3      (49)     (10)
                                             Other Current Assets                                              (5)      (2)      --
                                             Current Liabilities                                               18       63      (59)
                                             Noncurrent Liabilities                                            11        2       (6)
                                         Other Operating Activities                                             1       11       11
                                                                                                            -----     ----    -----
                                           Net Operating Activities                                           206      192      147
                                                                                                            -----     ----    -----
Investing Activities                     Capital Expenditures                                                (201)    (149)    (132)
                                         Disposition of Property, Plant and Equipment                          --        8       19
                                         Businesses Acquired in Purchase Transactions                         (65)     (25)      --
                                         Proceeds from Sales of Businesses                                     49       41       37
                                         Other Investments                                                      1       (2)      (8)
                                         Other Investing Activities                                            (2)       6      (10)
                                                                                                            -----     ----    -----
                                           Net Investing Activities                                          (218)    (121)     (94)
                                                                                                            -----     ----    -----
Financing Activities                     Long-Term Debt:
                                           Borrowings                                                          50       --       --
                                           Repayments                                                         (25)     (29)     (30)
                                         Short-Term Borrowings (Repayments)                                    34      (94)      22
                                         Issuance of Common Stock                                              --       98       --
                                         Repayment from ESOP                                                    5       17       16
                                         Stock Options Exercised                                               13        3        1
                                         Dividends Paid                                                       (66)     (61)     (59)
                                         Other Financing Activities                                             2       (1)      (4)
                                                                                                            -----     ----    -----
                                           Net Financing Activities                                            13      (67)     (54)
                                                                                                            -----     ----    -----
                                         Net Increase (Decrease) in Cash                                        1        4       (1)
                                         Cash, Beginning of Year                                                7        3        4
                                                                                                            -----     ----    -----
                                         Cash, End of Year                                                  $   8    $   7    $   3
                                                                                                            =====     ====    =====
Supplemental Cash                        Cash Paid for Interest and Income Taxes:
Flow Information                           Interest                                                         $  44    $  37    $  39
                                           Income Taxes, Net of Refunds                                     $  67    $  39    $   8
                                                                                                            =====     ====    =====

  The accompanying Notes to Financial Statements are an integral part of the financial statements.

                      Notes to Financial Statements
                      ($ in millions, except share data)

Accounting Policies

The preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Certain reclassifications were made to prior year amounts to conform with the 1995 presentation.

Basis of Presentation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Investments in 20-50% owned affiliates are accounted for on the equity method. Accordingly, the company's share of the earnings or losses of these affiliates is included in consolidated net income.

Foreign Currency Translation

Foreign affiliates' balance sheet amounts are translated at the exchange rates in effect at year-end, and income statement amounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are recorded as a separate component of shareholders' equity.

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

Inventories

Inventories are valued principally by the dollar value last-in, first-out (LIFO) method of inventory accounting; in aggregate, such valuations are not in excess of market. Elements of costs in inventories include raw materials, direct labor and manufacturing overhead.

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

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon current law and existing technologies. These amounts, which are not discounted and exclusive of claims against third parties, are adjusted periodically as assessment and remediation efforts progress or additional technical or legal information becomes available. Environmental remediation costs are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Derivative Financial Instruments

The company enters into forward sales and purchase contracts and currency options to manage currency risk resulting from purchase and sale commitments denominated in foreign currencies (principally Australian dollars, Canadian dollars, Italian lira and Japanese yen) and relating to particular anticipated but not yet committed sales expected to be denominated in those currencies. All of the currency derivatives expire within one year and are for United States dollar equivalents. At December 31, 1995, the company had options and contracts to sell foreign currencies with face values of $29 (1994-$4) and $41 (1994-$36), respectively. In addition, the company had options and contracts to buy with face values of $13 (1994-$5) and $11 (1994-$4), respectively. The counterparties to the options and contracts are major financial institutions. The risk of loss to the company in the event of nonperformance by a counterparty is not significant. Net unrealized gains (or losses) were less than $1 at December 31, 1995 and 1994.

  Foreign currency exchange losses, net of taxes, were $1 in 1995, $2 in 1994, and $4 in 1993.

Financial Instruments

Fair values were estimated based on quoted market prices, where available, or on current rates offered to the company for debt with similar terms and maturities. At December 31, 1995, the estimated fair value of debt was $495 (1994-$440). The fair value of the company's other financial instruments approximates carrying value.

Earnings Per Share

Primary earnings per share are computed by dividing net income less the ESOP preferred stock dividend requirement by the weighted average number of common shares outstanding. In 1994 and 1993, common shares outstanding included an equivalent number (one-for-one) of common shares, assuming the conversion of Series A Conversion Preferred Stock. On March 1, 1995, the Series A stock was converted on a one-for-one basis into Common Stock.

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

Average Common Shares and
Common Equivalents Outstanding

                                                    Fully
Years ended December 31 (In thousands)    Primary  Diluted
--------------------------------------    -------  -------
1995                                       24,433   25,646
1994                                       23,303   24,825
1993                                       21,840   23,487

Trade Receivables

At December 31, 1995 and 1994, trade receivables included unbilled receivables of $92, and $71, respectively, related to certain government contracts which are accounted for on the percentage-of-completion method.

  Allowance for doubtful items was $13 and $12 at December 31, 1995 and 1994, respectively. Provisions charged to operations were $3 in 1995, $2 in 1994 and $3 in 1993. Bad debt write-offs, net of recoveries amounted to $2 in 1995 and 1994 and $1 in 1993.

Inventories

Inventories valued using the LIFO method comprised 70% and 68% of the total inventories at December 31, 1995 and 1994, respectively. If the first-in, first-out (FIFO) method of inventory accounting had been used, inventories would have been approximately $193 and $178 higher than reported at December 31, 1995 and 1994, respectively. It is not practicable to separate the inventory into its components because LIFO inventory values are determined principally by the use of the dollar value LIFO method.

Property, Plant and Equipment

                                        1995    1994
                                       -----   -----
Land and improvements to land         $  127  $  126
Buildings and building equipment         304     293
Machinery and equipment                1,961   1,910
Leasehold improvements                    35      27
Construction in progress                 236     147
                                      ------  ------
Property, plant and equipment          2,663   2,503
Less accumulated depreciation          1,707   1,624
                                      ------  ------
Property, plant and equipment, net    $  956  $  879
                                      ======  ======

  Leased assets capitalized and included above are not significant. Maintenance and repairs charged to operations amounted to $168, $153 and $159 in 1995, 1994 and 1993, respectively.

Short-Term Borrowings

Short-term borrowings at December 31, 1995 consisted of domestic bank loans of $46 at an interest rate of 5.95% and domestic commercial paper of $10 at an interest rate of 5.97%. There were no outstanding short-term borrowings at December 31, 1994.

  At December 31, 1995, the company maintained committed credit facilities with banks of $309 of which $253 was available, while comparable 1994 amounts were $303 and $278, respectively.

                         Notes to Financial Statements
                         (continued)


Long-Term Debt
                                              1995    1994
                                              ----    ----
Notes payable:
7.077%, due 1996 (7.144% in 1994)             $ 40    $ 40
7.11%,  due 2005                                50      --
7.75%,  due 2005                                11      11
7.97%,  due 1996-2002                           50      56
8%,     due 2002                               100     100
8.125%                                          --      12
Industrial development and environmental
  improvement obligations:
    Payable at interest rates of 2% to 6%
      which vary with short-term tax exempt
      rates, due 2004-2017                      35      35
    Payable at interest rates of 6% to 7%,
      due 1996-2008                             39      39
Guarantee of ESOP debt varying with LIBOR,
  due 1996-2009                                 22      27
Notes floating with LIBOR, due 1999-2009         5      --
Mortgage, capitalized leases and
  other indebtedness                            --       2
                                              ----    ----
Total senior debt                              352     322
Amounts due within one year                     66      29
                                              ----    ----
Total long-term senior debt                    286     293
Subordinated notes 9.5%, due 1997              125     125
                                              ----    ----
Total long-term debt                          $411    $418
                                              ====    ====

  Among the provisions of certain note agreements are restrictions relating to payment of dividends and acquisition of the company's capital stock. At December 31, 1995, retained earnings of approximately $301 were not so restricted under the provisions.

  The ESOP's purchase of preferred stock in 1989 was financed by $60 of notes (guaranteed by the company) and $40 of borrowings from the company. The loan from the company to the ESOP was financed through a long-term credit facility.

  During 1995, the company amended its unsecured revolving credit agreement with a group of banks, which provides a maximum borrowing of $250, extending the expiration date to May 2000. The company may select various floating rate borrowing options.

  In June 1995, the company sold $50 of 7.11% notes with a maturity date of June 2005. The proceeds from this issue were used to reduce short-term debt incurred for working capital purposes. There remains $248 unissued under the medium-term note program registered in May 1994.

  In June 1992, the company sold $100 of 8% notes due 2002. The proceeds from this issue were used to reduce outstanding short-term debt. The company then swapped interest payments on $50 principal amount of the notes to a floating rate (5.6875% at December 31, 1995). In June 1995, the company offset this transaction by swapping interest payments on $50 principal amount to a fixed rate of 6.485%.

  Counterparties to interest rate swap contracts are major financial institutions. The risk of loss to the company in the event of nonperformance by a counterparty is not significant.

  Annual maturities of long-term debt for the next five years are $47 in 1996, $132 in 1997, $7 in 1998, $8 in 1999 and 2000 (excluding the expiring guarantees of ESOP debt).

  Interest expense incurred on short-term borrowings and long-term debt totaled $45 in 1995, $37 in 1994 and $40 in 1993, of which $1 was capitalized in 1995, less than $1 in 1994, and $2 in 1993.

Cost of Sales-Related Transactions

Included in cost of sales for 1993 is a pretax charge of $171 associated with the strategic action plan formulated during the fourth quarter. The plan included costs of business restructurings involving the relocation and consolidation of facilities along with lower estimated proceeds from asset disposals and higher costs associated with components of the 1991 streamlining program. Various actions within the business restructuring phase of the 1993 charge had been completed as of December 31, 1995. The remaining actions, primarily the restructuring of the electronic material businesses is expected to be finalized within the next year at an estimated cost of $15.

Restructuring Charge

The 1993 strategic action plan included a restructuring charge of $42 for workforce reductions which were accomplished largely through an early retirement incentive initiative. As of December 31, 1995, the planned workforce reductions had been approximately 90% completed. The remaining reductions are anticipated to occur in 1996 at an estimated cost of $13.

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


Components of Net Pension Expense
                                                  1995    1994    1993
                                                 -----   -----   -----
Service cost (benefits earned
  during the period)                             $  23   $  25   $  19
Interest cost on the projected
  benefit obligation                                73      68      71
Enriched pension benefit                            --      --       7
Actual loss (return) on assets                    (260)      6    (132)
Actual (loss) return deferred for
  later recognition                                174     (89)     53
Net amortization of unrecognized
  transition asset, prior service cost
  and deferred gains and losses                     (2)     (1)     (2)
                                                 -----   -----   -----
Net pension expense                              $   8   $   9   $  16
                                                 =====   =====   =====


Principal Assumptions
                                                   1995    1994    1993
                                                   ----    ----    ----
Weighted average discount rate                     7.5%    8.5%    7.5%
Weighted average rate of
  compensation increase                            4.5%    4.5%    4.5%
Long-term rate of return on assets                 9.5%    9.5%    9.5%
                                                   ====    ====    ====


Funded Status of the Plans
                                                    1995    1994
                                                 -------   -----
Accumulated benefit obligation including
  vested benefits of $983 and $845               $   985   $ 847
                                                 =======   =====
Plan assets at fair value, primarily equity
  and fixed-income securities                    $ 1,115   $ 916
Projected benefit obligation for service
  rendered to date                                (1,047)   (898)
                                                 -------   -----
Assets over projected benefit obligation              68      18
Unrecognized net transition asset                    (35)    (41)
Unrecognized (gain)                                  (87)    (25)
Unrecognized prior service cost                       28      29
                                                 -------   -----
Net pension liability                            $   (26)  $ (19)
                                                 =======   =====

  The company's common stock represents approximately 4% and 3% of the plan assets at December 31, 1995 and 1994, respectively.

  The company's foreign subsidiaries maintain pension and other benefit plans which are consistent with statutory practices and are not significant.

  The Pension Plan of Olin Corporation provides that if, within three years following a change of control of the company, any corporate action is taken or filing made in contemplation of, among other things, a plan termination or merger or other transfer of assets or liabilities of the plan, and such termination, merger or transfer thereafter takes place, plan benefits would automatically be increased for affected participants (and retired participants) to absorb any plan surplus.

  The company provides certain postretirement health care and life insurance benefits for eligible active and retired domestic employees.


Components of Postretirement Expense
                                                   1995    1994   1993
                                                  -----   -----   ----
Service cost-benefits earned during year          $   3   $   3   $  2
Interest cost on accumulated
  postretirement benefit obligation                   5       5      6
Net amortization of unrecognized
  prior service cost and deferred
  gains and losses                                   (1)     (1)    --
Enriched postretirement benefit                      --      --      3
                                                  -----   -----   ----
Net postretirement expense                        $   7   $   7   $ 11
                                                  =====   =====   ====


Unfunded Liability for Postretirement Benefits
                                                     1995    1994
                                                    -----   -----
Accumulated postretirement benefit obligation:
  Retirees                                          $  42   $  39
  Fully eligible active plan participants              12      13
  Other active participants                            22      21
                                                    -----   -----
Cumulative accumulated postretirement
  benefit obligation                                   76      73
Unrecognized loss                                      (8)     (6)
Unrecognized prior service cost                        10      10
                                                    -----   -----
Net postretirement benefit liability                $  78   $  77
                                                    =====   =====

  The accumulated postretirement benefit obligation was determined using the projected unit credit method and an assumed discount rate of 7.5% in 1995, 8.5% in 1994 and 7.5% in 1993. The assumed health care cost trend rate used for pre-65 retirees was 12.5% in 1995, 13% in 1994 and 13.5% in 1993, declining one-half percent per annum to 6%. For post-65 retirees, the company provides a fixed dollar benefit which is not subject to escalation. In 1993 the company modified certain attributes of the postemployment medical plan including eligibility requirements, retiree contributions and a limit (effective year 2000) on pre-65 retiree medical coverage.

  A one percent increase each year in the health care cost trend rate used would have resulted in a $1 increase in the aggregate service and interest components of expense for the year 1995, and a $5 increase in the accumulated postretirement benefit obligation at December 31, 1995.

                         Notes to Financial Statements
                         (continued)


Income Taxes

Components of Pretax Income (Loss)
                                               1995   1994   1993
                                              -----  -----  -----
Domestic                                      $ 185  $ 127  $(158)
Foreign                                          32     14      8
                                              -----  -----  -----
Pretax income (loss)                          $ 217  $ 141  $(150)
                                              =====  =====  =====


Components of Income Tax Expense (Benefit)
                                                 1995   1994   1993
                                                -----  -----  -----
Currently payable:
  Federal                                       $  47  $  33  $  (1)
  State                                            14      8      3
  Foreign                                          10      7      3
                                                -----  -----  -----
                                                   71     48      5
Deferred                                            6      2    (63)
                                                -----  -----  -----
Income tax expense (benefit)                    $  77  $  50  $ (58)
                                                =====  =====  =====

  The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax of 35% to the income (loss) before taxes.


Effective Tax Rate Reconciliation

(Percent)                                             1995    1994    1993
---------                                            -----   -----   -----
Statutory federal tax rate                            35.0    35.0   (35.0)
Foreign income tax                                     (.8)     .2     2.5
State income taxes, net                                3.0     3.1    (3.4)
Goodwill                                                .8     1.2     1.2
Equity in net income of affiliates                     (.5)    (.7)    (.5)
Other, net                                            (2.0)   (3.3)   (3.5)
                                                     -----   -----   -----
Effective tax rate                                    35.5    35.5   (38.7)
                                                     =====   =====   =====


Components of Deferred Tax Assets and Liabilities
                                                        1995    1994
                                                       -----   -----
Deferred tax assets
  Postretirement benefits                              $  40   $  37
  Non-deductible reserves                                104     109
  Tax credit carryforwards                                 5      30
  Other miscellaneous items                               23      19
                                                       -----   -----
Total deferred tax assets                              $ 172   $ 195
                                                       =====   =====
Deferred tax liabilities
  Property, plant and equipment                        $ 101   $ 117
  Other miscellaneous items                               12      17
                                                       -----   -----
Total deferred tax liabilities                         $ 113   $ 134
                                                       =====   =====

  Included in Other Current Assets at December 31, 1995 and 1994, respectively, are $58 and $54 of net current deferred assets. Taxable income is expected to be sufficient to recover the net benefit within the carryforward period and, therefore, no valuation allowance was established.

  At December 31, 1995, the company's share of the cumulative undistributed earnings of foreign subsidiaries was approximately $72. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries since the company intends to continue to reinvest these earnings. Foreign tax credits would be available to substantially reduce or eliminate any amount of additional U.S. tax that might be payable on these foreign earnings in the event of distributions or sale.

Contributing Employee Ownership Plan

The Contributing Employee Ownership Plan is a defined contribution plan available to essentially all domestic employees which provides a match of employee contributions. The plan purchased from the company approximately 1.3 million shares ($100) of a newly authorized 1.75 million share series of the company's ESOP preferred stock, financed by $60 of notes guaranteed by the company and a $40 loan from the company. This loan has been repaid in total to the company as of December 31, 1992. At December 31, 1995 there were 1.0 million shares of ESOP preferred stock outstanding at a value of $84.88 per share. The annual fixed dividend rate is $5.97 per share. The ESOP preferred stock is convertible by the ESOP Trustee into the company's common stock on a one-for-one basis, subject to anti-dilutive adjustments and may be redeemed at the option of the company, or at the option of the plan under certain circumstances (including upon payment of withdrawing plan participant accounts or if required to meet the plan's debt payments). The company reserves the right to satisfy the redemption in cash, marketable obligations or common stock. Expenses related to the plan are based on ESOP preferred and common stock allocated to participants. These costs amounted to $14 in 1995, $10 in 1994 and 1993. Interest incurred by the plan totaled $1 in 1995 and 1994, and $2 in 1993, which was funded by ESOP preferred dividends. The ESOP preferred stock is included in shareholders' equity because the company intends to redeem the outstanding ESOP preferred stock solely with shares of the company's common stock, and has the ability to do so.

Stock Options

Under the stock option plans, options may be granted to purchase shares of the company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date. Stock option transactions are as follows:

                                                     Option Price
                                          Shares        Per Share
                                        --------    -------------
Outstanding at January 1, 1993           808,036    $22.14-$65.00
Granted                                  147,030            43.25
Exercised                                (19,418)     28.19-44.38
Canceled                                 (14,159)     43.25-53.50
                                        --------    -------------
Outstanding at December 31, 1993         921,489      22.14-65.00
Granted                                  134,074            52.00
Exercised                                (87,102)     22.14-53.50
Canceled                                 (12,857)     43.25-53.50
                                        --------    -------------
Outstanding at December 31, 1994         955,604      30.82-65.00
Granted                                  136,254      55.63-64.81
Exercised                               (306,468)     30.82-63.60
Canceled                                  (8,256)     30.82-55.63
                                        --------    -------------
Outstanding at December 31, 1995         777,134    $43.25-$65.00
                                        ========    =============

  Of the outstanding options at December 31, 1995, options covering 643,151 shares are currently exercisable.

  At December 31, 1995, common shares reserved for issuance under these plans were 1,413,758 and under additional remuneration agreements were estimated to be 41,000.

Shareholder Rights Plan

  Effective February 1996, the Board of Directors adopted a new Shareholder Rights Plan to replace the prior plan which had been adopted in 1986. Like the former plan, the new plan is designed to prevent an acquiror from gaining control of the company without offering a fair price to all shareholders. Each right entitles a shareholder (other than the acquiror) to buy one-one thousandth share of Series A Participating Cumulative Preferred Stock at an exercise price of two hundred forty dollars. The rights are exercisable only if a person acquires more than 15% of the company's common stock or if the Board of Directors so determines following the commencement of a tender or exchange offer to acquire more than 15% of the company's common stock. If any person acquires more than 15% of the companys common stock and in the event of a subsequent merger or combination, each right will entitle the holder (other than the acquiror) to purchase stock or other property of the acquiror having a value of twice the exercise price. The company can redeem the rights at $.01 for a certain period of time. The rights will expire on February 27, 2006, unless earlier redeemed by the company.

Segment Information

Information relative to the various industries in which the company operates appears on page 24 and is incorporated herein by reference.


Segment Operating Income (Loss)
                                       1995     1994     1993
                                     ------   ------   ------
Chemicals                            $  145   $   58   $ (165)
Metals                                   74       64       29
Defense and Ammunition                   26       46       15
                                     ------   ------   ------
Total operating income (loss)        $  245   $  168   $ (121)
                                     ======   ======   ======

                         Notes to Financial Statements
                         (continued)


Geographic Segment Data
                                       1995     1994     1993
                                     ------   ------   ------
Sales
United States                        $2,842   $2,451   $2,242
Foreign                                 308      207      181
Transfers between areas
United States                           125      100       83
Foreign                                  16       16       16
Eliminations                           (141)    (116)     (99)
                                     ------   ------   ------
Total sales                          $3,150   $2,658   $2,423
                                     ======   ======   ======
Operating income (loss)
United States                        $  208   $  150   $ (128)
Foreign                                  31       13        6
Eliminations                              6        5        1
                                     ------   ------   ------
Operating income (loss)              $  245   $  168   $ (121)
                                     ======   ======   ======
Assets
United States                        $2,073   $1,904   $1,782
Foreign                                 198      107      137
Investments                              43       34       40
Corporate assets and eliminations       (42)     (15)     (29)
                                     ------   ------   ------
Total consolidated assets            $2,272   $2,030   $1,930
                                     ======   ======   ======

  Sales to the U.S. government were $513, $379 and $354 in 1995, 1994 and 1993, respectively. The Defense and Ammunition segment accounted for approximately 85% of the government sales in 1995, 1994 and 1993. Transfers between geographic areas are priced generally at prevailing market prices. Export sales from the United States to unaffiliated customers were $237, $168 and $162 in 1995, 1994 and 1993, respectively.

Acquisitions

In 1995, the company acquired the remaining 50% of OCG Microelectronic Materials, a joint venture formed by Ciba-Geigy and the company in 1990, for approximately $65. In addition, the company acquired the remaining 51% of Etoxyl, C.A., a Latin American joint venture. The purchase price is contingent upon the future earnings of this entity.

  In 1994, the company acquired certain assets of the medium caliber ammunition business of GenCorp's Aerojet Ordnance division for approximately $25.

  These acquisitions were accounted for as purchases and accordingly, their results of operations, which were not material, are included in the consolidated financial statements from the dates of acquisition.

  Supplemental cash flow information on businesses acquired is as follows:

                                                    1995       1994
                                                   -----      -----
Working capital                                    $  39      $  11
Property, plant and equipment                         45         14
Other assets                                          14         --
Goodwill                                              17         --
Debt                                                 (27)        --
Investments and advances-
  affiliated companies                               (23)        --
                                                   -----      -----
Purchase price                                     $  65      $  25
                                                   =====      =====

Dispositions

During 1995, the company sold its dry sanitizer plant in South Charleston, WV, a related tableting operation in Livonia, MI, and Sun(R) brand of isocyanurates completing the final steps to comply with the Federal Trade Commission order to divest chlorinated isocyanurate pool chemical assets that were acquired in 1985.

  During 1994, the company sold its trichloroisocyanurate production facility and conductive materials business including its manufacturing facility.

  During 1993, the company sold the facility and the assets of its contract integrated circuit assembly operation and its interest in the German joint venture to its partner.

  These transactions did not have a material impact on the company's results of operations.

Environmental

The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Environmental provisions charged to income amounted to $25 in 1995, $17 in 1994, and $85 in 1993. The significant increase in 1993 resulted from expanded volumes of contaminants uncovered while remediating a particular site combined with the availability of more definitive data from progressing investigatory activities concerning both the nature and extent of contamination and remediation alternatives at other sites. The consolidated balance sheets include reserves for future environmental expenditures to investigate and remediate known sites amounting to $111 at December 31, 1995 and 1994, of which $76 and $71 are classified as other noncurrent liabilities, respectively.

  Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the time periods (sometimes lengthy) over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1995, the company had estimated additional contingent environmental liabilities of $28.

Commitments and Contingencies

The company leases certain properties, such as manufacturing, warehousing and office space, data processing and office equipment and railroad cars. Leases covering these properties generally contain escalation clauses based on increased costs of the lessor, primarily property taxes, maintenance and insurance and have renewal or purchase options. Total rent expense charged to operations amounted to $56 in 1995, $52 in 1994 and $45 in 1993, (sublease income is not significant). Future minimum rent payments under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 are as follows: $28 in 1996; $26 in 1997; $20 in 1998; $16 in
1999; $14 in 2000; and $56 thereafter.

  There is a variety of legal proceedings, contractual obligations and environmental issues, arising out of its businesses, pending or threatened against the company. Certain information regarding these matters can be found in the Environmental note to the consolidated financial statements; and Item 3, Legal Proceedings and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the 1995 Form 10-K, which is available on request from the company.


Quarterly Data (unaudited)

                                   First   Second    Third   Fourth
1995                             Quarter  Quarter  Quarter  Quarter     Year
-----                            -------  -------  -------  -------  -------
Sales                            $   766  $   804  $   796  $   784  $ 3,150
Cost of goods sold                   613      633      644      630    2,520
Net income                            38       44       31       27      140
Net income per share:
  Primary                           1.52     1.74     1.21     1.03     5.50
  Fully diluted                     1.46     1.66     1.20     1.01     5.33
Common dividends                     .60      .60      .60      .60     2.40
Market price of common stock*
  High                            54 1/4   57 5/8   72 5/8   77 1/8   77 1/8
  Low                             48 3/8   50 3/8   51       63 3/8   48 3/8
                                 =======  =======  =======  =======  =======


1994
----
Sales                            $   605  $   708  $   667  $   678  $ 2,658
Cost of goods sold                   488      567      543      555    2,153
Net income                            15       28       22       26       91
Net income per share:
  Primary                            .62     1.16      .86     1.01     3.65
  Fully diluted                      .62     1.10      .85      .97     3.54
Common dividends                     .55      .55      .55      .55     2.20
Market price of common stock*
  High                            51 5/8   54 1/4   59 7/8   60 1/8   60 1/8
  Low                             47 1/2   46 1/4   53 3/4   50 1/4   46 1/4
                                 =======  =======  =======  =======  =======

*New York Stock Exchange composite transactions.

                         Independent Auditors' Report


To the Board of Directors and Shareholders of Olin Corporation:

We have audited the accompanying consolidated balance sheets of Olin Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Olin Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
January 25, 1996



                   Management Report on Financial Statements



Management is responsible for the preparation and integrity of the accompanying consolidated financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles and, where necessary, involve amounts based on management's best judgments and estimates. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

  The company's system of internal controls is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. This system, which is reviewed regularly, consists of written policies and procedures, an organizational structure providing delegation of authority and segregation of responsibility and is monitored by an internal audit department. The company's independent auditors also review and test the internal control system along with tests of accounting procedures and records to the extent that they consider necessary in order to issue their opinion on the financial statements. Management believes that the system of internal accounting controls meets the objectives noted above.

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

  The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management and the company's internal auditors to review the work of each and to evaluate accounting, auditing, internal controls and financial reporting matters. The Audit Committee annually recommends to the Board of Directors the appointment of independent auditors, subject to shareholder approval. The independent auditors and the company's internal audit department have independent and free access to the Audit Committee.


/s/ John W. Johnstone, Jr.              /s/ Donald W. Griffin

John W. Johnstone, Jr.                  Donald W. Griffin
Chairman                                President and
                                        Chief Executive Officer


/s/ Anthony W. Ruggiero

Anthony W. Ruggiero
Senior Vice President and
Chief Financial Officer

Directors                                                       Management

Board of Directors               Committees of the Board        Corporate Management            Operations Management

William J. Alley                 Audit Committee                John W. Johnstone, Jr.          Leon B. Anziano
Former Chairman and              William W. Higgins,            Chairman                        President, Chlor-Alkali Products,
Chief Executive Officer,         Chairman                                                       and Corporate Vice President
American Brands, Inc.                                           Donald W. Griffin
                                 William J. Alley               President and                   Douglas J. Cahill
Robert R. Frederick              Suzanne Denbo Jaffe            Chief Executive Officer         President, Winchester, and
Former President and             William L. Read                                                Corporate Vice President
Chief Executive Officer,         John P. Schaefer               Michael E. Campbell
RCA Corporation                  Irving Shain                   Executive Vice President        Angelo A. Catani
                                                                                                President, Ordnance, and
Donald W. Griffin                Compensation and               James G. Hascall                Corporate Vice President
President and                    Nominating Committee           Executive Vice President
Chief Executive Officer          G. Jackson Ratcliffe, Jr.,                                     Patrick J. Davey
                                 Chairman                       Joseph M. Gaffney               President, Chemicals, and
William W. Higgins                                              Senior Vice President           Corporate Vice President
Former Senior Vice President,    William J. Alley
The Chase Manhattan Bank, N.A.   Robert R. Frederick            Peter C. Kosche                 Joseph D. Rupp
                                 Jack D. Kuehler                Senior Vice President,          President, Brass, and
Suzanne Denbo Jaffe              H. William Lichtenberger       Corporate Affairs               Corporate Vice President
Managing Director,
Hamilton & Company               Executive and                  Anthony W. Ruggiero             William W. Smith
                                 Finance Committee              Senior Vice President and       President, Aerospace, and
John W. Johnstone, Jr.           Robert R. Frederick,           Chief Financial Officer         Corporate Vice President
Chairman                         Chairman
                                                                Robert A. Beyerl                Steven T. Warshaw
Jack D. Kuehler                  Donald W. Griffin              Vice President and Controller   President,
Former Vice Chairman,            William W. Higgins                                             Microelectronic Materials, and
International Business           John W. Johnstone, Jr.         George B. Erensen               Corporate Vice President
Machines Corporation             Jack D. Kuehler                Vice President,
                                 G. Jackson Ratcliffe, Jr.      Taxes and Risk Management       Marc A. Kolpin
H. William Lichtenberger                                                                        President, Physics International
Chairman and                     Corporate Responsibility       Johnnie M. Jackson, Jr.
Chief Executive Officer,         Committee                      Vice President,
Praxair, Inc.                    John P. Schaefer,              General Counsel and Secretary
                                 Chairman
G. Jackson Ratcliffe, Jr.                                       Janet M. Pierpont
Chairman, President and          Suzanne Denbo Jaffe            Vice President and Treasurer
Chief Executive Officer,         H. William Lichtenberger       ----------------------------
Hubbell Incorporated             William L. Read
                                 Irving Shain                   J. Douglas DeMaire
William L. Read                                                 Vice President,
Vice Admiral, U.S. Navy (Ret.)                                  Planning and Development

John P. Schaefer                                                Richard E. Koch
Chairman, Research                                              Vice President, Investor Relations
Corporation Technologies and
President, Research Corporation                                 William B. McDaniel
                                                                Vice President, Public Affairs
Irving Shain
Former Vice President and
Chief Scientist

Corporate Data

Transfer Agent and Registrar    Commercial Paper Dealers         Trademarks                             Form 10K Available
Chemical Mellon                 J.P. Morgan Securities, Inc.
Shareholder Services, L.L.C.    60 Wall Street                   Italicized words identifying           A copy of Olin's Form 10-K,
85 Challenger Road              New York, NY 10260-0060          products in this report are            containing additional
Ridgefield Park, NJ 07660       Telephone: (212) 648-0100        trademarks or servicemarks of          information of possible
Telephone: (800) 306-8594                                        Olin Corporation or its subsidiaries   interest to shareholders
                                Goldman Sachs                    or affiliates. EVA is a registered     and filed with the
Stock Exchange Listings         Money Markets, L.P.              trademark of Stern Stewart & Company.  Securities and Exchange
Common Stock                    85 Broad Street                                                         Commission in March
New York Stock Exchange         New York, NY 10004               Annual Meeting                         each year, will be sent
Pacific Stock Exchange          Telephone: (212) 902-8279        The annual meeting of the              without charge to any
Chicago Stock Exchange                                           shareholders will be held on           shareholder who requests
Tickler Symbol: OLN             Dividend Reinvestment Service    Thursday, April 25, 1996, at           it.
                                Olin makes a Dividend            10:30 a.m., local time, at the
Trustee for Subordinated Notes  Reinvestment Service available   GTE Norwalk Center                     Write to:
Bankers Trust Company           to its shareholders.             32 Weed Avenue                         Richard E. Koch
Four Albany Street              For more information, write to:  Norwalk, CT                            Vice President,
New York, NY 10015              Chemical Mellon                                                         Investor Relations
Telephone: (212) 250-6112       Shareholder Services, L.L.C.     Free Shareholder Information           Olin Corporation
                                P.O. Box 590                     Telephone: (800) 656-OLIN              501 Merritt 7
Trustees for 8% Notes           Ridgefield Park, NJ 07660        Quarterly earnings releases            P.O. Box 4500
and 7.11% Notes                                                  and other corporate news releases are  Norwalk, CT 06856-4500
Chemical Bank                                                    available. Earnings are released       Telephone: (203) 750-3254
450 W. 33rd Street                                               during the third week of April,
New York, NY 10001                                               July, October, and the fourth week
Telephone: (800) 648-8380                                        of January. This same information
                                                                 is also available on the Internet at:
                                                                 http://www.shareholder.com/olin/

40