Form 10-K, Exhibit 13
period 1996-12-31
OLIN CORP
filed 1997-03-13
CIK 74303

                 Today, Olin businesses are leading producers and marketers of high performance chemicals, metals, microelectronic materials and sporting ammunition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
CONSOLIDATED

($ in millions, except per share data)                    1996     1995     1994
--------------------------------------------------------------------------------
Sales                                                   $2,638   $2,665   $2,268
Gross Margin                                               617      550      424
Selling and Administration                                 319      293      256
Interest Expense                                            29       35       28
Interest and Other Income                                  216       16        9
Income from Continuing Operations                          288      134       79
Net Income                                                 280      140       91
Per Common Share:
  Primary
    Income from
      Continuing Operations                             $ 5.52   $ 2.63   $ 1.57
    Net Income                                          $ 5.34   $ 2.75   $ 1.83
  Fully Diluted
    Income from
      Continuing Operations                             $ 5.43   $ 2.56   $ 1.53
    Net Income                                          $ 5.27   $ 2.67   $ 1.77
--------------------------------------------------------------------------------
Notes:
--Results of operations have been restated to reflect the spin-off of Primex Technologies, Inc. and earnings per share have been restated for two-for-one stock split.
--1996 Interest and Other Income includes a pretax gain of $188 million ($115 million after tax, $2.20 fully diluted E.P.S.) on the sale of the isocyanates business at Lake Charles, LA in December.


1996 Compared to 1995

Sales decreased 1% while net income reached record levels, increasing 18%, excluding a $115 million gain from the sale of the isocyanates business. The decrease in sales was attributable to a 2% decrease in volume and a 3% decrease in metal values offset by a 2% improvement in pricing and a 2% increase due to the inclusion of OCG for a full year. Net income was enhanced by lower raw material costs and improved product mix. In 1996, record operating results were achieved by both the Chlor Alkali and Chemicals divisions.

     Gross margin percentage was 23%, an increase of 2% due to price increases in several Chemical product lines, higher caustic volumes, lower raw materials costs and an improved product mix.

     Selling and administration expenses as a percentage of sales increased to 12% from 11%. Selling and administration expenses increased in amount due primarily to the inclusion of OCG's operating expenses for a full year, expenses related to the spin-off of Primex Technologies, Inc., higher costs related to incentive compensation programs and higher sales promotion and advertising expenses for Pool Products and Winchester sporting ammunition. This increase was offset in part by the impact of cost reduction programs.

     Research and development expenditures increased due to the inclusion of OCG's research and development expenses for a full year in 1996.

     Interest expense decreased due to lower average short-term borrowings and lower average interest rates.

     Interest and other income increased due to the gains on the sale of the isocyanates business and the company's corporate headquarters combined with the favorable performance of the nonconsolidated affiliates.

     The effective tax rate increased to 35% from 34%. The increase was mainly attributable to the gain on the sale of the isocyanates business. At December 31, 1996, the company had net deferred tax assets of $135 million, primarily comprised of temporary differences between financial statement and tax bases of assets and liabilities. No valuation allowance has been provided because management believes that it is more likely than not that there will be sufficient taxable income to allow for the realization of these tax benefits.

     In December of 1996, the company sold its isocyanates business to ARCO Chemical Company ("ARCO") for $565 million in cash. The sale included all assets at the company's Lake Charles, LA facility used in the manufacture and sale of toluene diisocyanate, aliphatic isocyanates and nitric acid. In connection with the transaction, the company recorded a pretax gain of $188 million ($115 million after tax gain) which is included in Interest and Other Income. The company's results of operations for 1996 and 1995 include sales of $296 million and $255 million and operating income of $52 million and $19 million, respectively, from the isocyanates business.

     On December 31, 1996, the company completed the spin-off of its Ordnance and Aerospace businesses as Primex Technologies, Inc. ("Primex"). Under the terms of the spin-off, the company distributed to its holders of common stock of record at the close of business on December 19, 1996, one Primex common share for every ten shares of Olin common stock. The results of operations have been restated to reflect Primex as discontinued operations for all periods presented.


1995 Compared to 1994

Sales and net income increased 18% and 54%, respectively. The sales increase was attributed to an 8% improvement in pricing (exclusive of higher metal values), a 3% increase in sales volume and 3% increase due to the inclusion of OCG's sales for six months. Past strategic investments were a key factor in meeting the increased demand. In addition to the impact of increased volume and pricing, net income was enhanced by prior years' initiatives to restructure and reengineer the company and reduce costs. In 1995, record results were achieved by Brass, Chlor Alkali and the Microelectronic Materials divisions.

     Gross margin percentage was 21%, an increase of 2%. Higher caustic and TDI prices more than offset increased raw material and manufacturing costs.

     Selling and administration expenses as a percentage of sales were 11% in both years. Selling and administration expenses increased

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


in amount due primarily to additional information processing costs, the inclusion of the operating expenses of acquired businesses and higher costs related to short-term incentive compensation programs. This increase was offset in part by the impact of cost reduction programs.

     Research and development expenditures increased as a result of the OCG acquisition. Excluding the impact of OCG, research and development expenses decreased 10% through cost reduction programs and a better focus in the Chemicals product lines on the development of new and differentiated products.

     Interest expense increased due to higher average interest rates on higher average borrowings.

     The favorable performance of non-consolidated affiliates, particularly in Japan, increased interest and other income.

     The effective tax rate was 34% in 1995 and 1994. At December 31, 1995, the company had net deferred tax assets of $61 million, primarily comprised of temporary differences between financial statement and tax bases of assets and liabilities.

     In 1995, the company completed the sales of its Sun(R) brand trademark and its chlorinated isocyanurates business including a manufacturing plant in South Charleston, WV and a related operation in Livonia, MI. These transactions did not have a material impact on the company's results of operations for 1995.

     In 1995, the company acquired the remaining 50% of OCG Microelectronic Materials, a joint venture formed by Ciba-Geigy and the company in 1990, for approximately $65 million. In addition, the company acquired the remaining 51% of Etoxyl, C.A., a Latin American joint venture. The purchase price for Etoxyl is contingent upon the future earnings of this venture.

CHEMICALS

RESULTS OF OPERATIONS

($ in millions)                                           1996     1995     1994
--------------------------------------------------------------------------------
Sales                                                   $1,586   $1,501   $1,195
Operating Income                                           207      140       52
--------------------------------------------------------------------------------

1996 Compared to 1995
Sales and operating income increased 6% and 48%, respectively. The sales increase was due to the inclusion of sales of OCG for a full year and higher pricing which more than offset lower volumes. The sales improvement reflected the record performances by the Chlor Alkali and Chemicals divisions which more than offset the shortfall in Microelectronic Materials. Higher pricing in several product lines was the most significant factor in the operating income improvement.

     Higher caustic volumes and chlorine pricing, lower utility costs and operating expenses contributed to Chlor Alkali's record performance.

     Higher pricing in several product lines contributed to Chemicals' record performance. Operating results of the isocyanates business were at record levels even though 1996 included 11 months of operations from the isocyanates business which was sold to ARCO in December. Higher international demand and prices were the main contributors to this improvement. Higher sales volumes resulting from increased product offerings and strong international demand contributed to the improved performance of the specialty urethanes coating business.

     Pool Products sales decreased, while profits were significantly ahead of last year. Increased pricing was more than offset by lower volumes due to production capacity constraints and the sale of the chlorinated isocyanurates business in late 1995. Increased pricing along with higher Pace volumes contributed to increased profits.

     Higher prices for glycols and polyols, lower raw materials costs and reduced manufacturing and operating costs contributed to ethylene oxide/propylene oxide (EO/PO) derivative products' favorable performance.

     Operating results of specialty chemicals exceeded last year. Worldwide volumes increased as a result of higher foreign sales and new product sales. The profit impact from these additional volumes was offset in part by higher-priced purchased materials due to limited production capacity and higher operating costs for toxicology studies.

     Microelectronic Materials' sales increased due to the inclusion of OCG's sales for twelve months in 1996 compared to six months in 1995. The positive impact of the inclusion of OCG in operating results was more than offset by the negative impact of the downturn in the semiconductor industry, higher costs associated with the delays in the start-up of the new Mesa, AZ facility and development costs for a new semiconductor package.

1995 Compared to 1994
Sales and operating income increased 26% and 169%, respectively. This improvement reflected the improved performances by the Chlor Alkali and Microelectronic Materials divisions and the improved operating results of the isocyanates business.

     In Chlor Alkali, demand remained strong throughout the year. Caustic pricing continued to improve, while chlorine prices remained stable. Plant operating manufacturing rates were close to capacity and lower manufacturing costs were aided by cost reduction initiatives from reengineering programs.

     Operating results of the isocyanates business exceeded last year. Worldwide TDI prices more than offset the effects of a scheduled plant maintenance turnaround. Specialty urethanes coating product line sales nearly doubled due to stronger worldwide demand, but new product introductions and market-entry costs negatively impacted its operating results.

     Pool Products sales increased 10%, while profits were slightly below last year. Increases in sales volume and pricing were more than offset by higher raw material and other costs.

     In EO/PO derivative products, the combination of higher prices and volumes of flexible polyols and a lower raw material cost contributed to its financial improvement.

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


METALS AND AMMUNITION

RESULTS OF OPERATIONS
($ in millions)                                           1996     1995     1994
--------------------------------------------------------------------------------
Sales                                                  $ 1,052   $1,164  $ 1,073
Operating Income                                            52       83       86
--------------------------------------------------------------------------------

1996 Compared to 1995
Sales and operating income decreased 10% and 37%, respectively. Sales decline was due to lower metal values and lower demand for brass products and a significant decrease in commercial ammunition sales. Operating income declined due to the lower volumes.

     Reduced volumes in the electronics, ammunition and utilities businesses contributed to Brass' sales decline. Operating income decreased due to the lower volumes and the start-up cost associated with the new tube mill at Indianapolis, IN. The A.J. Oster (Oster) operations achieved a record performance due to higher shipments.

     Winchester's domestic commercial ammunition sales were significantly lower in the first half of the year, but were equal to 1995 levels in the second half. Military ammunition sales were well below the prior year level due to the substantial completion in 1995 of several large contracts. The significant decrease in operating results was primarily attributable to the profit impact from the lower volumes which offset the impact of lower commodity costs.


1995 Compared to 1994
Sales improved 8% while operating income decreased 3%. Sales improvement was due to higher metal values, improved product mix and selling prices as the demand for brass strip exceeded the historical average and more than offset the reduced shipments of Winchester's domestic commercial ammunition. Operating income declined due to the lower Winchester commercial sales and higher commodity costs.

     Increased sales, lower manufacturing costs and the benefit from cost reduction programs were the main contributors to Brass' operating profit increase. New financial records were established by several operations, such as Indianapolis, Oster and Somers Thin Strip. The Indianapolis operation's improvement was due to an improved product mix in its strip, rod, wire and tube businesses. Oster benefited from the automotive and electronics demand. A strong electronics market contributed to Somers' financial improvement.

     Winchester's domestic commercial ammunition sales declined significantly. In 1995, the marketplace for commercial sporting ammunition adjusted for the heavy consumer buying patterns that occurred in 1994 as a result of a concern over restrictive legislation and taxation. Domestic and military export ammunition business achieved record sales performance and partially offset the commercial sales decrease. The profit impact from the lower commercial sales and the effect of higher commodity costs, primarily copper, accounted for the significant decrease in operating income.


1997 OUTLOOK

CONSOLIDATED
The company's 1997 sales and net income are expected to be slightly lower than 1996, excluding the gain on the sale of the isocyanates business. The absence of sales from the isocyanates business sold in 1996 is expected to be offset in part by sales increases in Microelectronic Materials, Winchester and certain Chemicals product lines. Earnings per share is expected in the $3.00 range, assuming a 10% decline in Chlor Alkali's ECU pricing and with anticipated profit increases in Microelectronic Materials, Pool Products, Biocides and Winchester. These profit improvements along with the company's acquisition of the balance of Niachlor and the interest income on the proceeds from the disposed businesses are expected to offset in part the lost earnings on the businesses sold in 1996 and to be sold in 1997. In addition, the company's share repurchase program, which commenced in January 1997, is expected to be beneficial to earnings per share.

CHEMICALS
Chemicals segment sales and operating income are expected to decrease due primarily to the sale of the isocyanates businesses. Chlor Alkali's performance is expected to decrease from 1996 levels due to lower caustic prices and the start-up costs of the new Sunbelt project with the Geon Company. Plant operating rates are expected to be almost equal to 1996 levels as demand for chlorine and caustic is estimated to moderate slightly. Subsequent to December 31, 1996, the company acquired the remaining 50% of Niachlor (a joint venture) which will contribute additional revenues and profits in 1997. Estimated higher volumes in Pool Products is expected to enhance its operating performance and more than offset the impact of expected higher raw material and packaging costs. In the specialty chemicals business, sales and operating income are expected to increase due to higher volumes, which will offset additional operating expenses for new product introductions and market-entry costs. In the EO/PO derivative products, the company announced in 1996 that it will seek a buyer for its polyol, glycol and surfactants businesses at its Doe Run facility in Brandenburg, KY. The company expects to complete this transaction during 1997. As the semiconductor industry rebounds from its worst slump in 10 years, stronger demand for electronic chemicals and lower manufacturing costs are expected to enhance Microelectronic Materials' performance. During 1997, the company will expand its ultra high-purity chemicals plant and distribution center in Zwijndrecht, Belgium.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


Metals and Ammunition
Sales for the Metals and Ammunitions segment are expected to increase slightly. Assuming that the consumption level in the metals industry will mirror the levels achieved over the past three years, Brass sales are estimated to increase slightly as higher volumes offset lower average metal values. Over-capacity in the metals industry is expected to create a competitive pricing environment. Demand for Winchester's commercial ammunition is expected to increase as the marketplace returns to more normal levels from the 1994 buying frenzy and its subsequent market adjustment during the past two years. New product offerings and an increased presence in the marketplace are also expected to contribute to Winchester's sales increase. Operating income is expected to increase due to an expected turnaround in the electronics industry, higher commercial ammunition volumes, expected lower product costs and increased market share.

     Cautionary Statement under Federal Securities Laws: The information in the 1997 Outlook section (and subsections thereof), the Environmental Matters section, the Liquidity, Investment Activity and Other Financial Data section, and the Environmental note and the Commitments and Contingencies note to the Consolidated Financial Statements contains forward-looking statements that are based on management's beliefs, certain assumptions made by management and current expectations, estimates and projections about the markets and economy in which the company and its various divisions operate. Words such as "expects," "believes," "should," "plans," "will," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise. Future factors which could cause actual results to differ materially from those discussed in these sections and notes include but are not limited to: lack of moderate growth in the U.S. economy or even a slight recession in 1997; competitive pricing pressures; the company's ability to maintain chemical price increases; higher start-up cost than expected for the Sunbelt project; greater than 10% decline in Chlor Alkali's ECU prices; higher-than-expected raw material costs for certain chemical product lines; discontinuance of the recovery from the 1996 semiconductor industry downturn and lack of growth in this industry; a downturn in many of the markets the company serves such as electronics, automotive, ammunition and housing; the supply/demand balance for the company's products, including the impact of excess industry capacity; failure to achieve targeted cost reduction programs; unsuccessful entry into new markets for electronic chemicals; capital expenditures, such as cost overruns, in excess of those scheduled; environmental costs in excess of those projected; and the occurrence of unexpected manufacturing interruptions/outages.


DISCONTINUED OPERATIONS

RESULTS OF OPERATIONS

($ in millions)                                          1996      1995     1994
--------------------------------------------------------------------------------
Sales                                                    $471      $508     $416
Operating Income                                            2        21       29
Net Income (Loss)                                          (8)        6       12
--------------------------------------------------------------------------------

1996 Compared to 1995
Sales declined 7%, principally attributable to lower shipments of combined effects munitions, Ball Powder(R) propellant, and electromagnetic systems, which more than offset higher tank ammunition sales to international customers. The lower sales levels of combined effects munitions and electromagnetic systems reflect the completion of major programs during 1996. Sales of commercial Ball Powder(R) propellant declined 17% as sporting ammunition customers drastically reduced their purchases. In 1994 and 1995, heavy consumer buying patterns for sporting ammunition were driven by a concern over the threat of restrictive legislation and taxation, which increased the demand for Ball Powder(R) propellant.

     Net income was adversely impacted by the lower sales volumes and the provision for the settlement of claims relating to a government investigation of certain testing irregularities at the Marion, IL facility and the charge for a Belgian contract dispute.

1995 Compared to 1994
Sales increased 22% primarily due to additional shipments of medium caliber ammunition, strong demand for electronic and solid propellant products and sales under a combined effects munitions contract.

     Net income decreased 50% due to higher operating expenses and additional costs incurred on certain start-up and discontinued programs. A provision for the settlement of claims relating to a government investigation at the Marion, IL facility along with higher legal and consulting fees associated with this investigation also reduced 1995's net income.


ENVIRONMENTAL MATTERS

($ in millions)                                           1996     1995     1994
--------------------------------------------------------------------------------
Cash Outlays:
   Remedial and
    Investigatory Spending                                 $30      $25      $37
   Capital Spending                                          6        8       10
   Plant Operations                                         35       34       32
--------------------------------------------------------------------------------
Total Cash Outlays                                         $71      $67      $79
--------------------------------------------------------------------------------

     The establishment and implementation of federal, state and local standards to regulate air, water and land quality has affected and will continue to affect substantially all of the company's manufacturing locations. Federal legislation providing for regulation of the manufacture, transportation, use and disposal of hazardous and toxic substances has imposed additional regulatory requirements on industry, particularly the chemicals industry. In addition, implementation of environmental laws, such as the Resource Conservation and Recovery Act and the Clean Air Act, has required and will continue to require new capital expenditures and will increase operating costs. The company employs waste minimization and pollution prevention programs at its manufacturing sites.

     The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. Charges to income for investigatory and remedial efforts were material to operating results in 1996, 1995, and 1994 and may be material to net income in future years. Such charges to income were $70 million, $24 million and $17 million in 1996, 1995 and 1994, respectively. In connection with the sale of the isocyanates business at the company's Lake Charles, LA facility, a $53 million provision was recorded to provide for contractual liabilities related to future environmental spending at the Lake Charles site.

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

     The company's estimated environmental liability at the end of 1996 was attributable to 55 sites, 24 of which were on the National Priority List (NPL). Ten sites accounted for approximately 80% of such liability and, of the remaining sites, no one site accounted for more than 3% of such liability. One of these ten sites was in the investigatory stage of the remediation process. In this stage, remedial investigation and feasibility studies are conducted by either the company, the United States Environmental Protection Agency (EPA) or other potentially responsible parties (PRPs) and a Record of Decision (ROD) or its equivalent has not been issued. At seven of the ten sites, a ROD or its equivalent has been issued by either the EPA or responsible state agency and the company either alone, or as a member of a PRP group, was engaged in performing the remedial measures required by that ROD. At the remaining two of the ten sites, part of the site is subject to a ROD and another part is still in the investigative stage of remediation. All ten sites were either former manufacturing facilities or waste sites containing contamination generated by those facilities.

     The company's consolidated balance sheets included liabilities for future environmental expenditures to investigate and remediate known sites amounting to $148 million at December 31, 1996 and $108 million at December 31, 1995, of which $113 million and $73 million were classified as other noncurrent liabilities, respectively. Those amounts did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

     Total environmental-related cash outlays for 1997 are estimated to be $75 million, of which $35 million is expected to be spent on investigatory and remedial efforts, $10 million on capital projects and $30 million on normal plant operations.

     Annual environmental-related cash outlays for site investigation and remediation, capital projects, and normal plant operations are expected to range between $75-$90 million over the next several years. While the company does not anticipate a material increase in the projected annual level of its environmental-related costs, there is always the possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures. Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the lengthy time periods over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1996, the company had estimated additional contingent environmental liabilities of $35 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


LIQUIDITY, INVESTMENT ACTIVITY
AND OTHER FINANCIAL DATA

CASH FLOW DATA

Provided By (Used For) ($ in millions)                   1996     1995     1994
--------------------------------------------------------------------------------
Net Cash and Cash Equivalents
  Provided by Operating Activities
    from Continuing Operations                         $  266   $  210   $  176
Net Operating Activities                                  271      187      148
Capital Expenditures                                     (126)    (182)    (131)
Net Investing Activities                                  274     (199)     (77)
Net Financing Activities                                  (29)      13      (67)
--------------------------------------------------------------------------------

     Cash flows from operations, proceeds from sales of businesses and borrowings under the line of credit assumed by Primex were used to pay down long-term debt and short-term borrowings as well as finance the company's major funding needs, namely capital and investment projects, dividends to shareholders and the purchase of short-term investments.

Operating Activities
In 1996, the increase in cash flow from operating activities of continuing operations was primarily attributable to higher operating income and a reduced investment in working capital compared to 1995. In 1995, the increase in cash flow from operating activities from continuing operations was primarily attributable to higher operating income.

Capital Expenditures
Capital spending in 1996 decreased 31% from the prior year due to planned reduction to control capital costs. Also contributing to this lower level of spending was the completion of two significant projects in 1995. Capital spending in 1995 increased 39% from the prior year mainly to provide additional capacity and improve product quality for selected product lines. Funds were spent for the following: the manufacturing, distribution and laboratory complex in Mesa, AZ for the Microelectronic Materials business and the modernization of the seamless tube and wire facilities at Indianapolis, IN. In addition, funds were used to relocate the corporate headquarters to Norwalk, CT.

     Capital spending in 1997 is estimated to approximate 1996 levels. In October 1996, the company's Board of Directors approved a capital project to expand the size of the Microelectronic Materials' ultra high-purity chemicals plant and distribution center in Zwijndrecht, Belgium to better serve the semiconductor industry in Europe. This expansion is expected to be completed in 1998.


Investing Activities
In December 1996, the company sold its isocyanates business for $565 million in cash. The sale includes all assets at the company's Lake Charles, LA facility used in the manufacture and sale of toluene diisocyanate, aliphatic isocyanates and nitric acid. Also in 1996, the company sold its electrostatics business, which generated proceeds of $6 million. Proceeds of $23 million from the disposition of property, plant and equipment consisted primarily from the sale of the corporate headquarters.

     In 1995, the company completed its acquisition for approximately $65 million of Ciba-Geigy's 50% share of OCG, a joint venture formed by Ciba-Geigy and the company in 1990. Also, the company acquired the remaining 51% of Etoxyl, C.A., a Latin American joint venture. The purchase price is contingent upon the future earnings of this venture. During 1995, the company sold its Sun(R) brand trademark and its dry sanitizer plant in South Charleston, WV, and a related tableting operation in Livonia, MI. These divestments generated proceeds of $49 million.

     During 1994, the company sold its conductive materials business including the manufacturing facility in Ontario, CA and its trichloroisocyanurate production facility in Lake Charles, LA. These transactions generated proceeds of $41 million.

     On December 31, 1996, the company made an advance payment to E.I. du Pont de Nemours and Company (DuPont) of $75 million in connection with its anticipated purchase of the remaining 50% of Niachlor (a joint venture formed by DuPont and the company in 1984), which is included in Investments and Advances-Affiliated Companies at Equity in the December 31, 1996 Consolidated Balance Sheet. Subsequent to December 31, 1996, the company consummated this transaction for approximately $77 million. This acquisition will be accounted for as a purchase in 1997 and consists primarily of property, plant and equipment. In 1996, the company along with the Geon Company formed a joint venture (Sunbelt) to construct and operate a Chlor Alkali plant at the company's existing McIntosh, AL site. Geon will consume all of the chlorine produced by the project and the company will be responsible for marketing the caustic soda. The company invested approximately $27 million in this venture during 1996 and expects to invest approximately $71 million in 1997. The plant start-up associated with this venture is estimated to be in late 1997.

     In 1995 and 1994, investment spending was minimal. The company's investment in the ethylene oxide joint venture in Latin America totaled $19 million at December 31, 1996. Throughout 1996, this venture continued to experience liquidity difficulties due to high leverage. In Venezuela, general economic conditions have been unstable. The government imposed currency exchange controls in order to control capital flight and manage inflation. The company, along with its venture partners, continued to address these difficulties in order to protect its recorded investment.

     In December 1996, the company purchased $87 million of short-term investment securities using a portion of the proceeds from the sale of the isocyanates business.

Financing Activities
At December 31, 1996, the company maintained committed credit facilities with banks of $256 million, all of which was available. The company believes that these credit facilities are adequate to satisfy its liquidity needs for the near future. In June 1995, the company sold $50 million of 7.11% notes due June 2005. The proceeds from this issue were used to reduce short-term debt incurred for working capital purposes. Included in the $256 million committed credit facility is an unsecured revolving credit agreement with a group of banks which provides a maximum borrowing of $250 million, and expires in May 2000. The company may select various floating rate borrowing options.

     Prior to the distribution, Primex Technologies, Inc. assumed a $160 million credit facility established by the company, under which the company had borrowed $125 million. The company will use these funds to reduce its own borrowings in 1997.

     In 1996, the board of directors authorized the company to purchase up to 10% of the company's common stock. A portion of the proceeds from the sales of the businesses will be used for this program, which began in January 1997.

     The percent of total debt to total capitalization (excluding the reduction in equity for the Contributing Employee Ownership Plan (ESOP)) decreased to 30% at December 31, 1996, from 38% at year-end 1995 and was 37% at year-end 1994. Contributing to the decrease in 1996 was the liquidation of all short-term borrowings as of December 31, 1996 and the repayment of the 7.077% note payable in mid 1996.

     In 1989 the company established an ESOP. The ESOP trust borrowed $100 million ($40 million from the company) to purchase 1.3 million shares of the company's convertible preferred stock. The proceeds received by the company from the issuance of its preferred stock were used to acquire shares of its common stock. The ESOP trust has repaid in full its original loan from the company. This loan to the ESOP was financed by the company through a long-term credit facility and was repaid in July 1996. In December 1996, the Board of Directors approved the redemption of all outstanding ESOP preferred stock with common stock of equivalent value. Approximately 1.87 million shares of common stock at a per share value of $40.19 were issued in exchange for approximately .9 million shares of ESOP preferred stock at a per share value of $85.75. The annual fixed dividend rate was $5.97 per share and during 1996, dividends were paid in the first three quarters.

     Dividends per common share were $1.20 in 1996 and 1995 and $1.10 in 1994. Total dividends paid on common stock amounted to $60 million in 1996, $57 million in 1995 and $44 million in 1994, while total ESOP preferred dividends amounted to $4 million in 1996, $6 million in 1995 and $7 million in 1994. Dividends paid on Series A Stock were $3 million in 1995 and $10 million in 1994 (equal to $3.64 per share).

     On March 1, 1995, 2.76 million shares of the company's $1 par value Series A Conversion Preferred Stock was converted into shares of common stock on a one-for-one basis. The last dividend on these preferred shares was paid in March 1995. During 1992, the company swapped interest payments on $50 million principal amount of its 8% notes due 2002 to a floating rate (5.618% at December 31, 1996). In June 1995, the company offset this transaction by swapping interest payments to a fixed rate of 6.485%.

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

INDUSTRY SEGMENTS

($ in millions)             1996     1995     1994      1993      1992      1991      1990     1989     1988     1987
---------------------------------------------------------------------------------------------------------------------
CHEMICALS
Sales                     $1,586   $1,501   $1,195   $ 1,117    $  996   $   960    $1,269   $1,302   $1,386   $1,232
Operating Income (Loss)      207      140       52      (166)       25       (74)       43      142       98       77
Assets                     1,058    1,223    1,037     1,024     1,067       982       945      977    1,034    1,028
Capital Expenditures          78      126       91        75       115       131       144       95       96       83
Depreciation                  86       81       82        83        73        70        75       74       77       82
---------------------------------------------------------------------------------------------------------------------
METALS AND AMMUNITION
Sales                      1,052    1,164    1,073       951       972       869       854      809      681      467
Operating Income              52       83       86        36        68        46        65       54       67       65
Assets                       648      639      601       564       587       597       506      491      484      391
Capital Expenditures          45       52       40        44        44        34        28       33       38       20
Depreciation                  38       37       35        34        30        29        28       29       26       23
---------------------------------------------------------------------------------------------------------------------
CORPORATE AND OTHER
Assets                       633      320      282       251       293       325       320      336      340      217
Capital Expenditures           3        4       --        --        --        --        --       --       --       --
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Sales                      2,638    2,665    2,268     2,068     1,968     1,829     2,123    2,111    2,067    1,699
Operating Income (Loss)      259      223      138      (130)       93       (28)      108      196      165      142
Assets                     2,339    2,182    1,920     1,839     1,947     1,904     1,771    1,804    1,858    1,636
Capital Expenditures         126      182      131       119       159       165       172      128      134      103
Depreciation                 124      118      117       117       103        99       103      103      103      105
---------------------------------------------------------------------------------------------------------------------

Intersegment sales, which are priced generally at prevailing prices and are excluded from above, are not significant.

Segment operating income has been restated for the corporate expenses previously allocated to the discontinued businesses.
Operating income (loss) of each segment includes an allocation of corporate expenses.

1993 operating loss includes a charge for the strategic action plan of $200 ($171 to Chemicals and $29 to Metals and Ammunition).
1991 operating loss includes a charge for the streamlining program of $129 ($118 to Chemicals and $11 to Metals and Ammunition).

Corporate and Other includes principally cash and cash equivalents, short-term investments and the net assets of discontinued operations.

The Winchester division has been included with the Brass division to form the Metals and Ammunition segment.

See Notes to Financial Statements for information relative to geographic segment data.

TEN-YEAR FINANCIAL SUMMARY

($ and shares in millions,
except per share data)                 1996        1995      1994       1993        1992        1991       1990      1989
-------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Sales                              $  2,638     $ 2,665   $ 2,268   $  2,068    $  1,968    $  1,829    $ 2,123   $ 2,111
Cost of Goods Sold                    2,021       2,115     1,844      1,862       1,612       1,587      1,690     1,613
Restructuring Charge                     --          --        --         38          --          22         --        --
Selling and Administration              319         293       256        262         230         213        267       244
Research and Development                 39          34        30         36          33          35         58        58
-------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                 259         223       138       (130)         93         (28)       108       196
Interest Expense                         29          35        28         30          31          37         42        44
Interest and Other Income               216          16         9          6           8          15         22        21
-------------------------------------------------------------------------------------------------------------------------
Income (Loss) from
  Continuing Operations
    Before Taxes                        446         204       119       (154)         70         (50)        88       173
Income Tax Provision (Benefit)          158          70        40        (61)         25         (25)        23        60
-------------------------------------------------------------------------------------------------------------------------
Income (Loss) from
  Continuing Operations
    Before Cumulative Effect of
      Accounting Changes                288         134        79        (93)         45         (25)        65       113
Accounting Changes                       --          --        --         --         (40)         --         --        --
Discontinued Operations                  (8)          6        12          1           4          12         19        11
-------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                       280         140        91        (92)          9         (13)        84       124
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working Capital                         510(1)      153       164         60          78         (49)        83        90
Property, Plant and
  Equipment, Net                        657         841       765        787         826         791        721       674
Total Assets                          2,339       2,182     1,920      1,839       1,947       1,904      1,771     1,804
Capitalization:
  Short-Term Debt                       139(1)      122        29        121         101         178        104       155
  Long-Term Debt                        276(1)      411       418        449         477         520        466       501
  Shareholders' Equity                  946         841       749        596         741         666        715       665
-------------------------------------------------------------------------------------------------------------------------
Total Capitalization                  1,361       1,374     1,196      1,166       1,319       1,364      1,285     1,321
-------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Net Income (Loss):
  Primary:
    Continuing Operations              5.52        2.63      1.57      (2.28)        .86        (.78)      1.51      2.72
    Accounting Changes                   --          --        --         --        (.93)         --         --        --
    Discontinued Operations           (0.18)       0.12      0.26        .02         .10         .32        .51       .29
-------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                      5.34        2.75      1.83      (2.26)        .03        (.46)      2.02      3.01
-------------------------------------------------------------------------------------------------------------------------
  Fully Diluted:
    Continuing Operations              5.43        2.56      1.53         --          --          --       1.46      2.65
    Discontinued Operations           (0.16)       0.11      0.24         --          --          --        .48       .28
-------------------------------------------------------------------------------------------------------------------------
Net Income(2)                          5.27        2.67      1.77         --          --          --       1.94      2.93
-------------------------------------------------------------------------------------------------------------------------
Cash Dividends:
  Common                               1.20        1.20      1.10       1.10        1.10        1.10       1.08       .98
  ESOP Preferred (annual rate)         5.97        5.97      5.97       5.97        5.97        5.97       5.97      5.97
  Series A Preferred (annual rate)       --        3.64      3.64       3.64        3.64          --         --        --
Shareholders' Equity(3)               18.13       17.03     15.43      13.62       16.96       17.51      18.83     17.50
Market Price of Common Stock:
  High                                   48       385/8     301/8      251/4       273/8          27      303/8     341/8
  Low                                 347/8       241/4        23         20       185/8       163/4      141/8     243/4
  Year End                            375/8       371/8     253/4      243/4       227/8       201/4      187/8        30
-------------------------------------------------------------------------------------------------------------------------
OTHER
Capital Expenditures                    126         182       131        119         159         165        172       128
Depreciation                            124         118       117        117         103          99        103       103
Common Dividends Paid                    60          57        44         42          41          41         41        39
Purchases of Common Stock                --          --        --         --          --           2          6       100
Current Ratio                           1.6         1.2       1.3        1.1         1.2         1.0        1.2       1.2
Total Debt to Total
  Capitalization(4)                    30.4%       38.2%     36.5%      47.1%       42.0%       48.5%      41.5%     46.2%
Effective Tax Rate                     35.4%       34.3%     33.6%      39.6%       35.7%       50.0%      26.1%     34.7%
Average Common Shares
  Outstanding                          50.0        48.8      41.0       38.2        38.2        38.0       38.2      40.0
-------------------------------------------------------------------------------------------------------------------------
Shareholders                         11,300      12,000    12,100     13,000      13,900      14,600     15,500    16,300
Employees(5)                          9,300      10,400    10,300     10,100      10,800      11,400     12,100    13,200
-------------------------------------------------------------------------------------------------------------------------

($ and shares in millions,
except per share data)                 1988        1987
-------------------------------------------------------
OPERATIONS
Sales                               $ 2,067    $  1,699
Cost of Goods Sold                    1,596       1,275
Restructuring Charge                     --          --
Selling and Administration              254         230
Research and Development                 52          52
-------------------------------------------------------
Operating Income (Loss)                 165         142
Interest Expense                         33          23
Interest and Other Income                14           9
-------------------------------------------------------
Income (Loss) from
  Continuing Operations
    Before Taxes                        146         128
Income Tax Provision (Benefit)           51          49
-------------------------------------------------------
Income (Loss) from
  Continuing Operations
    Before Cumulative Effect of
      Accounting Changes                 95          79
Accounting Changes                       --          --
Discontinued Operations                   3          (1)
-------------------------------------------------------
Net Income (Loss)                        98          78
-------------------------------------------------------
FINANCIAL POSITION
Working Capital                          84         221
Property, Plant and
  Equipment, Net                        696         646
Total Assets                          1,858       1,636
Capitalization:
  Short-Term Debt                       211          50
  Long-Term Debt                        474         392
  Shareholders' Equity                  683         700
-------------------------------------------------------
Total Capitalization                  1,368       1,142
-------------------------------------------------------
PER SHARE DATA
Net Income (Loss):
  Primary:
    Continuing Operations              2.25        1.72
    Accounting Changes                   --          --
    Discontinued Operations             .07        (.03)
-------------------------------------------------------
Net Income (Loss)                      2.32        1.69
-------------------------------------------------------
  Fully Diluted:
    Continuing Operations              2.23        1.69
    Discontinued Operations             .07        (.03)
-------------------------------------------------------
Net Income(2)                          2.30        1.66
-------------------------------------------------------
Cash Dividends:
  Common                                .85         .80
  ESOP Preferred (annual rate)           --          --
  Series A Preferred (annual rate)       --          --
Shareholders' Equity(3)               16.68       15.91
Market Price of Common Stock:
  High                                   30       281/8
  Low                                    20       163/8
  Year End                            251/2          21
-------------------------------------------------------
OTHER
Capital Expenditures                    134         103
Depreciation                            103         105
Common Dividends Paid                    36          37
Purchases of Common Stock                84         100
Current Ratio                           1.2         1.6
Total Debt to Total
  Capitalization(4)                    50.1%       38.7%
Effective Tax Rate                     34.9%       38.3%
Average Common Shares
  Outstanding                          42.2        46.2
-------------------------------------------------------
Shareholders                         17,600      20,700
Employees(5)                         14,400      12,400
-------------------------------------------------------

 (1) Working Capital includes $524 of Cash and Cash Equivalents and $87 of Short-Term Investments in 1996.


 (2) Fully diluted income or loss per share is not presented for 1993, 1992 and 1991 as amounts are anti-dilutive.

 (3) In 1994, 1993 and 1992, calculation is based on common shares and Series A Conversion Preferred Stock outstanding.

 (4) Excluding reduction to equity for the Employee Stock Ownership Plan from 1989 through 1996.

 (5) Employee data excludes employees who work at government-owned/contractor-operated facilities and includes employees of acquired businesses of 450 in 1995 and excludes employees of disposed businesses of 680 in 1996.

CONSOLIDATED BALANCE SHEETS

December 31 ($ in millions, except share data)                  1996       1995
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents                                   $  524     $    8
  Short-Term Investments                                          87         --
  Receivables, Net:
    Trade                                                        259        345
    Other                                                         62         56
  Inventories, Net of LIFO Reserve of $154
    ($184 in 1995)                                               315        360
  Other Current Assets                                            89         73
--------------------------------------------------------------------------------
    Total Current Assets                                       1,336        842
INVESTMENTS AND ADVANCES--AFFILIATED COMPANIES AT EQUITY         174         80
PROPERTY, PLANT AND EQUIPMENT, NET                               657        841
OTHER ASSETS                                                     172        136
NET ASSETS OF DISCONTINUED OPERATIONS                             --        283
--------------------------------------------------------------------------------
TOTAL ASSETS                                                  $2,339     $2,182
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-Term Borrowings                                       $   --     $   56
  Current Installments of Long-Term Debt                         139         66
  Accounts Payable                                               268        310
  Income Taxes Payable                                           127          5
  Accrued Liabilities                                            292        252
--------------------------------------------------------------------------------
    Total Current Liabilities                                    826        689
LONG-TERM SENIOR DEBT                                            276        286
LONG-TERM SUBORDINATED DEBT                                       --        125
OTHER LIABILITIES                                                291        241
--------------------------------------------------------------------------------
  Total Liabilities                                            1,393      1,341
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred Stock, Par Value $1 Per Share:
    Authorized, 10,000,000 Shares
      ESOP Preferred Stock
        Issued 1,003,843 Shares in 1995                           --         77
  Common Stock, Par Value $1 Per Share:
    Authorized, 60,000,000 Shares
      Issued 52,202,759 Shares (49,418,410 in 1995)               52         49
  Additional Paid-In Capital                                     494        398
  ESOP Obligations                                                (5)       (22)
  Cumulative Translation Adjustment                               (9)        (4)
  Retained Earnings                                              414        343
--------------------------------------------------------------------------------
    Total Shareholders' Equity                                   946        841
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $2,339     $2,182
--------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF INCOME



Years ended December 31
($ in millions, except per share data)                    1996     1995     1994
--------------------------------------------------------------------------------
SALES                                                   $2,638   $2,665   $2,268
OPERATING EXPENSES:
  Cost of Goods Sold                                     2,021    2,115    1,844
  Selling and Administration                               319      293      256
  Research and Development                                  39       34       30
--------------------------------------------------------------------------------
OPERATING INCOME                                           259      223      138
Interest Expense                                            29       35       28
Interest and Other Income                                  216       16        9
--------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES             446      204      119
Income Taxes                                               158       70       40
--------------------------------------------------------------------------------
Income from Continuing Operations                          288      134       79
Income (Loss) from Discontinued Operations,
  Net of Taxes                                              (8)       6       12
--------------------------------------------------------------------------------
NET INCOME                                                 280      140       91
Preferred Dividends                                          4        6        7
--------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS             $  276   $  134   $   84
--------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE:
Primary:
  Continuing Operations                                 $ 5.52   $ 2.63   $ 1.57
  Discontinued Operations                                (0.18)     .12      .26
--------------------------------------------------------------------------------
  Net Income                                            $ 5.34   $ 2.75   $ 1.83
--------------------------------------------------------------------------------
Fully Diluted:
  Continuing Operations                                 $ 5.43   $ 2.56   $ 1.53
  Discontinued Operations                                (0.16)     .11      .24
--------------------------------------------------------------------------------
  Net Income                                            $ 5.27   $ 2.67   $ 1.77
--------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           Common Stock      Additional Cumulative                 Preferred Stock
                                       --------------------                                      ---------------------
                                            Shares      Par     Paid-In Translation   Retained   Series A        ESOP          ESOP
($ in millions, except share data)          Issued    Value     Capital Adjustment    Earnings   Par Value  Par Value   Obligations
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994              38,204,540      $38        $278        $(9)      $ 238         $ 3       $ 92         $(44)
Net Income                                      --       --          --         --          91          --         --           --
Dividends Paid:
  Common Stock ($1.10 per share)                --       --          --         --         (44)         --         --           --
  ESOP Preferred Stock
    ($5.97 per share)                           --       --          --         --          (7)         --         --           --
  Series A Conversion Preferred
    Stock ($3.64 per share)                     --       --          --         --         (10)         --         --           --
Issuance of Common Stock                 4,427,500        5          93         --          --          --         --           --
Reduction in ESOP Obligations                   --       --          --         --          --          --         --           17
Stock Options Exercised                    174,204       --           3         --          --          --         --           --
Translation Adjustment                          --       --          --          6          --          --         --           --
Other Transactions                         226,936       --           4         --           1          --         (6)          --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            43,033,180       43         378         (3)        269           3         86          (27)
Net Income                                      --       --          --         --         140          --         --           --
Dividends Paid:
  Common Stock ($1.20 per share)                --       --          --         --         (57)         --         --           --
  ESOP Preferred Stock
    ($5.97 per share)                           --       --          --         --          (6)         --         --           --
  Series A Conversion Preferred Stock
    ($3.64 per share)                           --       --          --         --          (3)         --         --           --
Conversion of Series A Conversion
  Preferred Stock                        5,520,000        5          (2)        --          --          (3)        --           --
Reduction in ESOP Obligations                   --       --          --         --          --          --         --            5
Stock Options Exercised                    612,936        1          12         --          --          --         --           --
Translation Adjustment                          --       --          --         (1)         --          --         --           --
Other Transactions                         252,294       --          10         --          --          --         (9)          --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995            49,418,410       49         398         (4)        343          --         77          (22)
Net Income                                      --       --          --         --         280          --         --           --
Dividends Paid:
  Common Stock ($1.20 per share)                --       --          --         --         (60)         --         --           --
  ESOP Preferred Stock
    ($5.97 per share)                           --       --          --         --          (4)         --         --           --
Issuance of ESOP Preferred Stock                --       --          --         --          --          --          9           --
Redemption of ESOP Preferred Stock       2,343,401        2          84         --          --          --        (86)          --
Spin-off of Primex Technologies, Inc.           --       --          --         --        (145)         --         --           --
Reduction in ESOP Obligations                   --       --          --         --          --          --         --           17
Stock Options Exercised                    347,232        1          10         --          --          --         --           --
Translation Adjustment                          --       --          --         (5)         --          --         --           --
Other Transactions                          93,716       --           2         --          --          --         --           --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996            52,202,759      $52        $494        $(9)      $ 414         $--       $ --         $ (5)
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31 ($ in millions)                   1996     1995     1994
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------
Income from Continuing Operations                        $ 288    $ 134    $  79
Adjustments to Reconcile Income from Continuing
  Operations to Net Cash and Cash Equivalents
  Provided by Operating Activities:
    Earnings of Non-consolidated Affiliates                 (9)      (6)      (2)
    Depreciation                                           124      118      117
    Amortization of Intangibles                              6        4        3
    Deferred Taxes                                         (74)       4        4
    Gain on Disposition of Business                       (188)      --       --
    Change in Assets and Liabilities Net
      of Purchase and Sales of Businesses:
        Receivables                                         20      (56)     (64)
        Inventories                                         (9)     (13)     (18)
        Other Current Assets                                 6       (6)      (2)
        Accounts Payable and Accrued Liabilities           (38)      33       34
        Income Taxes Payable                               122        2        5
        Noncurrent Liabilities                              11        9        5
Other Operating Activities                                   7      (13)      15
--------------------------------------------------------------------------------
Net Cash and Cash Equivalents Provided by
  Operating Activities from Continuing Operations          266      210      176
Discontinued Operations:
  Net Income (Loss)                                         (8)       6       12
  Change in Net Assets                                      13      (29)     (40)
--------------------------------------------------------------------------------
  Net Operating Activities                                 271      187      148
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------
Capital Expenditures                                      (126)    (182)    (131)
Disposition of Property, Plant and Equipment                23       --        8
Business Acquired in Purchase Transaction                   --      (65)      --
Proceeds From Sales of Businesses                          571       49       41
Purchases of Short-Term Investments                        (87)      --       --
Investments and Advances--Affiliated Companies
  at Equity                                               (102)       1       (2)
Other Investing Activities                                  (5)      (2)       7
--------------------------------------------------------------------------------
  Net Investing Activities                                 274     (199)     (77)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------
Long-Term Debt:
  Borrowings                                                --       50       --
  Repayments                                               (62)     (25)     (29)
Short-Term Borrowings (Repayments)                         (56)      34      (94)
Borrowings under Line of Credit Assumed by
  Primex Technologies, Inc.                                125       --       --
Issuance of Common Stock                                    --       --       98
Repayment from ESOP                                         17        5       17
Stock Options Exercised                                     11       13        3
Dividends Paid                                             (64)     (66)     (61)
Other Financing Activities                                  --        2       (1)
--------------------------------------------------------------------------------
  Net Financing Activities                                 (29)      13      (67)
--------------------------------------------------------------------------------
  Net Increase in Cash and Cash Equivalents                516        1        4
--------------------------------------------------------------------------------
Cash and Cash Equivalents, Beginning of Year                 8        7        3
--------------------------------------------------------------------------------
  Cash and Cash Equivalents, End of Year                 $ 524    $   8    $   7
--------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash Paid for Interest and Income Taxes:
  Interest                                                 $40      $44      $37
  Income Taxes, Net of Refunds                            $104      $67      $39
--------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
($ in millions, except share data)



ACCOUNTING POLICIES
The preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Certain reclassifications were made to prior year amounts to conform with the 1996 presentation. In addition, the financial statements have been restated to reflect the spin-off of Primex Technologies, Inc. and share data has been restated to reflect the stock split, effective October 30, 1996.


BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. Investments in 20-50% owned affiliates are accounted for on the equity method. Accordingly, the company's share of earnings or losses of these affiliates is included in consolidated net income.


FOREIGN CURRENCY TRANSLATION
Foreign affiliates' balance sheet amounts are translated at the exchange rates in effect at year end, and income statement amounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are recorded as a separate component of shareholders' equity.

CASH AND CASH EQUIVALENTS
All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

SHORT-TERM INVESTMENTS
Marketable debt securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the company has classified its marketable debt securities as available-for-sale which are reported at fair market value with unrealized gains and losses included in Shareholders' Equity net of applicable taxes. The fair value of marketable securities are determined by quoted market prices. Realized gains and losses on sales of investments, as determined on specific identification method and declines in value of securities judged to be other-than-temporary are included in Interest and Other Income in the Consolidated Statement of Income. Interest and dividends on all securities are included in Interest and Other Income.

     All investments which have original maturities between three and twelve months are considered short-term investments and consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers acceptances, repurchase agreements, and marketable direct obligations of the United States Treasury.


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


GOODWILL
Goodwill, the excess of the purchase price of acquired businesses over fair value of the respective net assets, is amortized principally over 30 years on a straight-line basis. The company periodically reviews the value of its goodwill to determine if any impairment has occurred. The company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. An impairment would be recorded based on the estimated fair value.


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

DERIVATIVE FINANCIAL INSTRUMENTS
The company enters into forward sales and purchase contracts and currency options to manage currency risk resulting from purchase and sale commitments denominated in foreign currencies (principally Australian dollar, Belgian franc, Canadian dollar and Japanese yen) and relating to particular anticipated but not yet committed sales expected to be denominated in those currencies. All of the currency derivatives expire within one year and are for United States dollar equivalents. At December 31, 1996, the company had options and contracts to sell foreign currencies with face values of $12 (1995 - $29) and $32 (1995 - $41), respectively. In addition, the company had options and contracts to buy foreign currencies with face values of $15 (1995 - $13) and $23 (1995 - $11), respectively. The counterparties to the options and contracts are major financial institutions. The risk of loss to the company in the event of nonperformance by a counterparty is not significant. Premiums paid for currency options and gains or losses on forward sales and purchase contracts are not material to operating results.

     Foreign currency exchange losses, net of taxes, were $4 in 1996, $1 in 1995, and $2 in 1994.


FINANCIAL INSTRUMENTS
Fair values are estimated based on quoted market prices, where available, or on current rates offered to the company for debt with similar terms and maturities. At December 31, 1996, the estimated fair value of debt was $421 (1995 - $495). The fair value of the company's other financial instruments approximates carrying value.


STOCK-BASED COMPENSATION
In 1996, the company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." As allowed under SFAS No. 123, the company has chosen to continue to account for stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, compensation cost is recorded when the excess of the fair market value of the company's stock at the date of grant for fixed options exceeds the exercise price of the stock option. The company's policy is to grant stock options at a value equal to its common stock's fair market value on the date of grant. Compensation cost for restricted stock awards is accrued over the life of the award based on the quoted market price of the company's stock at the date of the award.


EARNINGS PER SHARE
Primary earnings per share are computed by dividing net income less the ESOP preferred stock dividend requirement (to the date of its redemption in 1996), and the redemption adjustment (excess of fair value over book value of ESOP shares redeemed) by the weighted average number of common shares outstanding. In December 1996, the company redeemed the ESOP preferred stock with shares of common stock of equivalent value. On March 1, 1995, the Series A stock was converted on a one-for-one basis into common stock. In 1994, common shares outstanding included an equivalent number (one-for-one) of common shares, assuming the conversion of Series A stock.

     Fully diluted earnings per share reflect the dilutive effect of stock options and assume the conversion of outstanding ESOP preferred stock, until its redemption in December 1996, into an equivalent number of common shares at the date of issuance. Net income was reduced by an additional ESOP contribution (differential between the common and the ESOP preferred dividend rates under an assumed conversion) necessary to satisfy the debt service requirement.


AVERAGE COMMON SHARES AND
COMMON EQUIVALENTS OUTSTANDING

                                                                           Fully
Years ended December 31 (In thousands)                    Primary        Diluted
--------------------------------------------------------------------------------
1996                                                       49,992         52,311
1995                                                       48,866         51,292
1994                                                       46,606         49,650
--------------------------------------------------------------------------------


MARKETABLE SECURITIES
The following is a summary of the fair market value of available-for-sale short-term investments as of December 31, 1996:

                                                                            1996
--------------------------------------------------------------------------------
Tax exempt                                                                   $ 6
Certificates of deposit                                                       40
Commercial paper                                                              19
Government and government agencies                                            20
Other                                                                          2
--------------------------------------------------------------------------------
Total                                                                        $87
--------------------------------------------------------------------------------


TRADE RECEIVABLES
Allowance for doubtful items was $11 and $13 at December 31, 1996 and 1995, respectively. Provisions charged to operations were $1 in 1996, $3 in 1995 and $2 in 1994. Bad debt write-offs, net of recoveries, amounted to $3 in 1996 and $2 in 1995 and 1994.

INVENTORIES

                                                                1996       1995
--------------------------------------------------------------------------------
Raw materials and supplies                                   $   153    $   167
Work in process                                                  144        168
Finished goods                                                   172        209
--------------------------------------------------------------------------------
                                                                 469        544
LIFO reserve                                                    (154)      (184)
--------------------------------------------------------------------------------
Inventory, net                                               $   315    $   360
--------------------------------------------------------------------------------


     Inventories valued using the LIFO method comprised 71% and 76% of the total inventories at December 31, 1996 and 1995, respectively. If the first-in, first-out (FIFO) method of inventory accounting had been used, inventories would have been approximately $154 and $184 higher than reported at December 31, 1996 and 1995, respectively.


PROPERTY, PLANT
AND EQUIPMENT

                                          Useful Lives         1996        1995
--------------------------------------------------------------------------------
Land and improvements to land              10-20 Years       $   79        $109
Buildings and building equipment           10-25 Years          257         266
Machinery and equipment                     3-12 Years        1,532       1,802
Leasehold improvements                                            8           9
Construction in progress                                        134         220
--------------------------------------------------------------------------------
Property, plant and equipment                                 2,010       2,406
Less accumulated depreciation                                 1,353       1,565
--------------------------------------------------------------------------------
Property, plant and equipment, net                           $  657      $  841
--------------------------------------------------------------------------------


     Leased assets capitalized and included above are not significant. Maintenance and repairs charged to operations amounted to $149, $158 and $144 in 1996, 1995 and 1994, respectively.

SHORT-TERM BORROWINGS
There were no short-term borrowings at December 31, 1996. Short-term borrowings at December 31, 1995 consisted of domestic bank loans of $46 at an interest rate of 5.95% and domestic commercial paper of $10 at an interest rate of 5.97%.

     At December 31, 1996, the company maintained committed credit facilities with banks of $256, all of which was available, while comparable 1995 amounts were $309 and $253, respectively.


LONG-TERM DEBT

                                                                1996       1995
--------------------------------------------------------------------------------
Notes payable:
  7.077%, due 1996                                           $  --      $    40
  7.11%, due 2005                                                 50         50
  7.75%, due 2005                                                 11         11
  7.97%, due 1997-2002                                            44         50
  8%, due 2002                                                   100        100
Industrial development and environmental
  improvement obligations:
  Payable at interest rates of 2% to 6%
    which vary with short-term tax
    exempt rates, due 2004-2017                                   35         35
  Payable at interest rates of 6% to 7%,
    due 1997-2008                                                 38         39
Guarantee of ESOP debt varying with LIBOR,
  due 1997                                                         5         22
Notes floating with LIBOR, due 1999-2009                           5          5
Mortgage, capitalized leases and other
  indebtedness                                                     2       --
--------------------------------------------------------------------------------
  Total senior debt                                              290        352
Subordinated notes 9.5%, due 1997                                125        125
--------------------------------------------------------------------------------
                                                                 415        477
Amounts due within one year                                      139         66
--------------------------------------------------------------------------------
  Total long-term debt                                       $   276    $   411
--------------------------------------------------------------------------------

      Among the provisions of certain note agreements are restrictions relating to payment of dividends and acquisition of the company's capital stock. At December 31, 1996, retained earnings of approximately $284 were not so restricted under the provisions.

     The ESOP's purchase of preferred stock in 1989 was financed by $60 of notes (guaranteed by the company) and $40 of borrowings from the company. The loan from the company to the ESOP was financed through a long-term credit facility which was repaid in July 1996.

     Included in the $256 committed credit facility is an unsecured revolving credit agreement with a group of banks, which provides a maximum borrowing of $250, and expires in May 2000. The company may select various floating rate borrowing options.

     In June 1995, the company sold $50 of 7.11% notes with a maturity date of June 2005. The proceeds from this issue were used to reduce short-term debt incurred for working capital purposes. There remains $248 unissued under the medium-term note program registered in May 1994.

     During 1992, the company swapped interest payments on $50 principal amount of its 8% notes due 2002 to a floating rate (5.618% at December 31, 1996). In June 1995, the company offset this transaction by swapping interest payments to a fixed rate of 6.485%. Counterparties to interest rate swap contracts are major financial institutions. The risk of loss to the company in the event of nonperformance by a counterparty is not significant.

     Annual maturities of long-term debt for the next five years are $139 in 1997, $7 in 1998 and $8 in 1999, 2000 and 2001.

     Interest expense incurred on short-term borrowings and long-term debt totaled $31 in 1996, $36 in 1995 and $28 in 1994, of which $2 was capitalized in 1996, $1 in 1995, and less than $1 in 1994.


PENSION PLANS AND RETIREMENT BENEFITS
Essentially all of the company's domestic pension plans are non-contributory final-average-pay or flat-benefit plans and all domestic employees are covered. The company's funding policy is consistent with the requirements of federal laws and regulations.

COMPONENTS OF
NET PENSION EXPENSE

                                                         1996     1995     1994
-------------------------------------------------------------------------------
Service cost (benefits earned
  during the period)                                    $  28    $  23     $ 25
Interest cost on the projected
  benefit obligation                                       78       73       68
Actual loss (return) on assets                           (127)    (260)       6
Actual (loss) return deferred for
  later recognition                                        35      174      (89)
Net amortization of unrecognized
  transition asset, prior service
  cost and deferred gains
  and losses                                                1       (2)      (1)
-------------------------------------------------------------------------------
Net pension expense                                     $  15    $   8     $  9
-------------------------------------------------------------------------------


PRINCIPAL ASSUMPTIONS

                                                         1996     1995     1994
--------------------------------------------------------------------------------
Weighted average discount rate                            8.0%     7.5%     8.5%
Weighted average rate of
  compensation increase                                   4.5%     4.5%     4.5%
Long-term rate of return on assets                        9.5%     9.5%     9.5%
--------------------------------------------------------------------------------

FUNDED STATUS OF THE PLANS

                                                               1996       1995
--------------------------------------------------------------------------------
Accumulated benefit obligation
  including vested benefits of
  $1,015 and $983                                           $ 1,017    $   985
--------------------------------------------------------------------------------
Plan assets at fair value, primarily
  equity and fixed-income securities                        $ 1,174    $ 1,115
Projected benefit obligation for service
  rendered to date                                           (1,078)    (1,047)
--------------------------------------------------------------------------------
Assets over projected benefit obligation                         96         68
Unrecognized net transition asset                               (28)       (35)
Unrecognized (gain)                                            (138)       (87)
Unrecognized prior service cost                                  36         28
--------------------------------------------------------------------------------
Net pension liability                                       $   (34)   $   (26)
--------------------------------------------------------------------------------

     The company's common stock represents approximately 3% and 4% of the plan assets at December 31, 1996 and 1995, respectively.

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

     In addition to the net pension expense above, during 1996 the company recorded a $6 curtailment loss in connection with the sale of the isocyanates business and the spin-off of the Ordnance and Aerospace divisions as Primex Technologies, Inc.

     The company provides certain postretirement health care and life insurance benefits for eligible active and retired domestic employees.


COMPONENTS OF
POSTRETIREMENT EXPENSE

                                                         1996     1995     1994
-------------------------------------------------------------------------------
Service cost-benefits earned
  during year                                             $ 3      $ 3      $ 3
Interest cost on accumulated
  postretirement benefit obligation                         5        4        4
Net amortization of unrecognized
  prior service cost and deferred
  gains and losses                                         (1)      (1)      (1)
-------------------------------------------------------------------------------
Net postretirement expense                                $ 7      $ 6      $ 6
-------------------------------------------------------------------------------

UNFUNDED LIABILITY FOR
POSTRETIREMENT BENEFITS

                                                               1996        1995
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                      $32         $42
  Fully eligible active plan participants                        15           9
  Other active participants                                      20          16
--------------------------------------------------------------------------------
Cumulative accumulated postretirement
  benefit obligation                                             67          67
Unrecognized loss                                                (5)         (7)
Unrecognized prior service cost                                   6           9
--------------------------------------------------------------------------------
Net postretirement benefit liability                            $68         $69
--------------------------------------------------------------------------------

     The accumulated postretirement benefit obligation was determined using the projected unit credit method and an assumed discount rate of 8% in 1996, 7.5% in 1995 and 8.5% in 1994. The assumed health care cost trend rate used for pre-65 retirees was 11% in 1996, 12.5% in 1995 and 13% in 1994, declining one-half percent per annum to 5.5%. For post-65 retirees, the company provides a fixed dollar benefit which is not subject to escalation.

     A one percent increase each year in the health care cost trend rate used would have resulted in a $1 increase in the aggregate service and interest components of expense for the year 1996, and a $5 increase in the accumulated postretirement benefit obligation at December 31, 1996.

     During 1996 in connection with the spin-off of Primex Technologies, Inc., the company transferred $8 of net postretirement benefit liability to Primex Technologies, Inc.


INCOME TAXES

COMPONENTS OF PRETAX INCOME
FROM CONTINUING OPERATIONS

                                                          1996     1995     1994
--------------------------------------------------------------------------------
Domestic                                                  $409     $172     $105
Foreign                                                     37       32       14
--------------------------------------------------------------------------------
Pretax income                                             $446     $204     $119
--------------------------------------------------------------------------------

COMPONENTS OF INCOME
TAX EXPENSE (BENEFIT)

                                                          1996     1995     1994
--------------------------------------------------------------------------------
Currently payable:
  Federal                                                 $185      $43      $23
  State                                                     36       13        6
  Foreign                                                   11       10        7
--------------------------------------------------------------------------------
                                                           232       66       36
Deferred                                                   (74)       4        4
--------------------------------------------------------------------------------
Income tax expense                                        $158      $70      $40
--------------------------------------------------------------------------------

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax of 35% to the income from continuing operations before taxes.


EFFECTIVE TAX RATE
RECONCILIATION

(Percent)                                                1996     1995     1994
-------------------------------------------------------------------------------
Statutory federal tax rate                               35.0     35.0     35.0
Foreign income tax                                       (1.0)     (.8)      .1
State income taxes, net                                   3.3      3.7      2.4
Equity in net income of affiliates                        (.4)     (.6)     (.9)
Other, net                                               (1.5)    (3.0)    (3.0)
-------------------------------------------------------------------------------
Effective tax rate                                       35.4     34.3     33.6
-------------------------------------------------------------------------------


COMPONENTS OF DEFERRED
TAX ASSETS AND LIABILITIES

                                                                1996       1995
--------------------------------------------------------------------------------
Deferred tax assets
  Postretirement benefits                                       $ 40       $ 37
  Environmental reserves                                          57         42
  Non-deductible reserves                                         81         52
  Tax credit carryforwards                                        --          5
  Other miscellaneous items                                       17         19
--------------------------------------------------------------------------------
Total deferred tax assets                                       $195       $155
--------------------------------------------------------------------------------
Deferred tax liabilities
  Property, plant and equipment                                 $ 54       $ 88
  Other miscellaneous items                                        6          6
--------------------------------------------------------------------------------
Total deferred tax liabilities                                  $ 60       $ 94
--------------------------------------------------------------------------------


     Included in Other Current Assets at December 31, 1996 and 1995 are $76 and $53, respectively, of net current deferred assets. Taxable income is expected to be sufficient to recover the net benefit therefore, no valuation allowance was established.

     At December 31, 1996, the company's share of the cumulative undistributed earnings of foreign subsidiaries was approximately $103. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries since the company intends to continue to reinvest these earnings. Foreign tax credits would be available to substantially reduce or eliminate any amount of additional U.S. tax that might be payable on these foreign earnings in the event of distributions or sale.


CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
The Contributing Employee Ownership Plan is a defined contribution plan available to essentially all domestic employees which provides a match of employee contributions. The plan purchased from the company approximately 1.3 million shares ($100) of a newly authorized 1.75 million share series of the company's ESOP preferred stock, financed by $60 of notes guaranteed by the company and a $40 loan from the company. This loan has been repaid in total to the company as of December 31, 1992. In December 1996, the Board of Directors approved the redemption of all outstanding shares of ESOP preferred stock with common stock of equivalent value. Upon redemption of the ESOP preferred stock, the company is matching employee contributions with common stock. The annual fixed preferred dividend rate was $5.97 per share and during 1996, dividends were paid in the first three quarters. Expenses related to the plan are based on ESOP preferred and common stock allocated to participants. These costs amounted to $11 in 1996, $12 in 1995, and $9 in 1994. Interest incurred by the plan totaled $1 in 1996, 1995 and 1994, which was funded by ESOP preferred dividends.


STOCK OPTIONS
Under the stock option plans, options may be granted to purchase shares of the company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date. Options granted under the 1996 stock option plan vest over three years. Stock option transactions are as follows:


                                                                           Weighted
                                                                            Average
                                                       Option Price    Option Price
                                            Shares        Per Share       Per Share
-----------------------------------------------------------------------------------
Outstanding at
  January 1, 1994                        1,842,978    $11.07-$32.50          $24.41
Granted                                    268,148            26.00           26.00
Exercised                                 (174,204)     11.07-26.75           21.68
Canceled                                   (25,714)     21.63-26.75           24.94
-------------------------------------------------------------------
Outstanding at
  December 31, 1994                      1,911,208      15.41-32.50           24.87
Granted                                    272,508      27.82-32.41           27.99
Exercised                                 (612,936)     15.41-31.80           24.43
Canceled                                   (16,512)     15.41-27.82           25.05
-------------------------------------------------------------------
Outstanding at
  December 31, 1995                      1,554,268      21.18-31.82           25.59
Granted                                  1,441,641      39.17-40.46           39.18
Exercised                                 (347,232)     21.63-27.82           25.07
Canceled                                  (250,958)     23.87-39.17           37.61
-------------------------------------------------------------------
Outstanding at
  December 31, 1996                      2,397,719    $21.18-$40.46          $32.06
===================================================================================

     Of the outstanding options at December 31, 1996, options covering 1,313,169 shares are currently exercisable.

     At December 31, 1996, common shares reserved for issuance under these plans were 5,345,386 and under additional remuneration agreements were estimated to be 85,000.

     In 1996, the company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As allowed by SFAS No. 123, the company has not recognized compensation cost for stock-based compensation arrangements. Pro forma net income and earnings per share were calculated based on the following assumptions as if the company had recorded compensation expense for the stock options granted during the year. The fair value of each option granted during 1996 and 1995 was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions used: dividend yield of 4.0% (4.2% in 1995), risk-free interest rate of 6.5%, expected volatility of 22% (20% in 1995) and an expected life of 7 years. The difference between reported and pro forma net income and earnings per share for 1996 and 1995 was not material.

COMMON STOCK
The Board of Directors approved a two-for-one split of the company's common stock, effective October 30, 1996, for all shareholders of record on October 21, 1996. Shareholders' Equity has been restated to give retroactive recognition to the stock split by reclassifying from additional paid-in capital to common stock the par value of the additional shares as a result of the stock split.

     In connection with the spin-off of Primex, its employees were allowed to transfer their account balances from the company's CEOP into Primex's savings and retirement plan. The company issued approximately .3 million shares of common stock at a per share value of $40.50 in exchange for .2 million shares of ESOP preferred stock at a per share value of $85.63 at the time of the transfer.

     In December, the company's board of directors approved the redemption of all outstanding shares of ESOP preferred stock with common stock of equivalent value. Approximately 1.87 million shares of common stock at a per share value of $40.19 were issued in exchange for approximately .9 million shares of ESOP preferred stock at a per share value of $85.75.

SHAREHOLDER RIGHTS PLAN
Effective February 1996, the Board of Directors adopted a new Shareholder Rights Plan to replace the prior plan which had been adopted in 1986. Like the former plan, the new plan is designed to prevent an acquiror from gaining control of the company without offering a fair price to all shareholders. Each right entitles a shareholder (other than the acquiror) to buy one-five hundredth share of Series A Participating Cumulative Preferred Stock at an exercise price of one hundred twenty dollars. The rights are exercisable only if a person acquires more than 15% of the company's common stock or if the Board of Directors so determines following the commencement of a tender or exchange offer to acquire more than 15% of the company's common stock. If any person acquires more than 15% of the company's common stock and in the event of a subsequent merger or combination, each right will entitle the holder (other than the acquiror) to purchase stock or other property of the acquiror having a value of twice the exercise price. The company can redeem the rights at $.005 per right for a certain period of time. The rights will expire on February 27, 2006, unless earlier redeemed by the company.

SEGMENT INFORMATION

Information relative to the various industries in which the company operates appears on page 24 and is incorporated herein by reference.

GEOGRAPHIC SEGMENT DATA

                                                        1996     1995     1994
-------------------------------------------------------------------------------
Sales
United States                                         $2,251   $2,357   $2,061
Foreign                                                  387      308      207
Transfers between areas
United States                                            158      102       74
Foreign                                                   12       16       16
Eliminations                                            (170)    (118)     (90)
-------------------------------------------------------------------------------
Total sales                                           $2,638   $2,665   $2,268
===============================================================================
Operating income
United States                                         $  231   $  198   $  125
Foreign                                                   28       25       13
-------------------------------------------------------------------------------
Operating income                                      $  259   $  223   $  138
===============================================================================
Assets
United States                                         $1,492   $1,699   $1,610
Foreign                                                  230      198      107
Investments                                               38       43       34
Corporate assets and eliminations                        579      242      169
-------------------------------------------------------------------------------
Total consolidated assets                             $2,339   $2,182   $1,920
===============================================================================

     Transfers between geographic areas are priced generally at prevailing market prices. Export sales from the United States to unaffiliated customers were $212, $213 and $152 in 1996, 1995 and 1994, respectively.

ACQUISITIONS
On December 31, 1996, the company made an advance payment to E. I. du Pont de Nemours and Company (DuPont) of $75 in connection with its anticipated purchase of the remaining 50% of Niachlor (a joint venture formed by DuPont and the company in 1984), which is included in Investments and Advances-Affiliated Companies at Equity in the December 31, 1996 Consolidated Balance Sheet. Subsequent to December 31, 1996, the company consummated this transaction for approximately $77. This acquisition will be accounted for as a purchase in 1997 and consists primarily of property, plant and equipment.

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

     Supplemental cash flow information on businesses acquired is as follows:

                                                                           1995
--------------------------------------------------------------------------------
Working capital                                                            $ 39
Property, plant and equipment                                                45
Other assets                                                                 14
Goodwill                                                                     17
Debt                                                                        (27)
Investments and advances - affiliated companies                             (23)
--------------------------------------------------------------------------------
Purchase price                                                             $ 65
================================================================================

DISPOSITIONS
In December of 1996 the company sold its isocyanates business for $565 in cash. The sale included all assets at the company's Lake Charles, LA facility used in the manufacture and sale of toluene diisocyanate, aliphatic isocyanates and nitric acid. In connection with the transaction, the company recorded a pre-tax gain of $188 ($115 after tax gain) which is included in Interest and Other Income. The company's results of operations for 1996 and 1995 included sales of $296 and $255 and operating income of $52 and $19, respectively, from the isocyanates business.

     Supplemental cash flow information on businesses disposed is as follows:

                                                                           1996
--------------------------------------------------------------------------------
Proceeds                                                                  $ 571
Working capital                                                            (123)
Property, plant and equipment                                              (177)
Other assets                                                                 (5)
Other liabilities                                                           (78)
--------------------------------------------------------------------------------
Gain on disposition of businesses                                         $ 188
================================================================================

     Also in 1996 the company announced it will seek a buyer for its polyol, glycol and surfactants businesses at its Doe Run facility at Brandenburg, KY. The company expects to complete this transaction during 1997.

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

DISCONTINUED OPERATIONS
On December 31, 1996, the company completed the spin-off of its Ordnance and Aerospace businesses as Primex Technologies, Inc. ("Primex"). Under the terms of the spin-off, the company distributed to its holders of common stock as of the close of business on December 19, 1996, one Primex common share for every ten shares of Olin common stock. The spin-off distribution reduced shareholders' equity by $145, which represents the book value of the net assets of Primex as of December 31, 1996.

     The historical operating results of these businesses are shown net of tax as discontinued operations in the consolidated statements of income. Net assets of discontinued operations in the consolidated balance sheet include those assets and liabilities attributable to the Ordnance and Aerospace businesses.

     The historical results for the discontinued operations include an allocation of the company's interest expense based on an assumed debt level providing a debt to capital ratio similar to that of the company as well as a level of debt that Primex could maintain on an independent basis in the future. The allocated debt of $125 represents the amount borrowed by the company under a credit facility established by the company and assumed by Primex prior to the distribution on December 31, 1996. The cash received by the company under this credit facility will be used to liquidate its existing debt.

     The company and Primex have entered into a tax sharing agreement effectively providing that the company will be responsible for the tax liability of Primex for the years that Primex was included in the company's consolidated income tax returns. Income taxes have been allocated to Primex based on its pretax income and calculated on a separate Company basis pursuant to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes allocated to Primex were $2, $7, $10 in 1996, 1995 and 1994, respectively.

     In addition, the company and Primex have entered into several other agreements which cover such matters as technology transfers, transition services, covenants not to compete and powder and component supplies.

     Condensed historical combined balance sheet and income statement data of the discontinued operations are summarized below:

                                                                1996       1995
--------------------------------------------------------------------------------
Combined Balance Sheets
  Total assets                                                  $374       $381
  Total liabilities                                              229         98
  Equity                                                         145        283
================================================================================
                                                     1996       1995       1994
--------------------------------------------------------------------------------
Combined Statements of Income
  Sales                                              $471       $508       $416
  Operating income                                      2         21         29
  Net income (loss)                                    (8)         6         12
================================================================================

ENVIRONMENTAL
The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Environmental provisions charged to income amounted to $70 in 1996, $24 in 1995, and $17 in 1994. In connection with the sale of the isocyanates business at the company's Lake Charles, LA facility, a $53 provision was recorded to provide for contractual liabilities related to future environmental spending at the Lake Charles site. Charges to income for investigatory and remedial efforts were material to operating results in 1996, 1995 and 1994. The consolidated balance sheets include reserves for future environmental expenditures to investigate and remediate known sites amounting to $148 at December 31, 1996 and $108 at December 31, 1995, of which $113 and $73 are classified as other noncurrent liabilities, respectively.

     Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the length of time over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1996, the company had estimated additional contingent environmental liabilities of $35.

COMMITMENTS AND CONTINGENCIES
The company leases certain properties, such as manufacturing, warehousing and office space, data processing and office equipment and railroad cars. Leases covering these properties generally contain escalation clauses based on increased costs of the lessor, primarily property taxes, maintenance and insurance and have renewal or purchase options. Total rent expense charged to operations amounted to $55 in 1996, $51 in 1995 and $49 in 1994, (sublease income is not significant). Future minimum rent payments under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 are as follows: $24 in 1997; $21 in 1998; $16 in 1999; $13 in
2000; $9 in 2001; and $36 thereafter.

     There are a variety of non-environmental legal proceedings pending or threatened against the company. Those matters that are probable have been accrued for in the accompanying financial statements. Any contingent amounts in excess of amounts accrued are not expected to have a material adverse effect on results of operations, financial position or liquidity of the company.

OTHER FINANCIAL DATA

QUARTERLY DATA (UNAUDITED)

                                           First      Second     Third      Fourth
1996                                     Quarter     Quarter   Quarter     Quarter       Year
---------------------------------------------------------------------------------------------
Sales                                       $693       $702       $652   $    591   $   2,638
Cost of goods sold                           529        529        501        462       2,021
Income from continuing operations             51         51         41        145         288
Net income                                    45         52         38        145         280
Per common share:
  Primary
    Income from continuing operations        .99        .99        .78       2.76        5.52
    Net income                               .87       1.01        .72       2.74        5.34
  Fully diluted
    Income from continuing operations        .96        .96        .75       2.76        5.43
    Net income                               .85        .98        .70       2.74        5.27
    Pro forma net income(1)                  .70        .90        .50        .50        2.60
Common dividends                             .30        .30        .30        .30        1.20
Market price of common stock(2)
  High                                        44 3/8     48         45 1/4     45 1/8      48
  Low                                         34 7/8     42 3/8     36 1/2     37 1/8      34 7/8
=============================================================================================

1995
---------------------------------------------------------------------------------------------
Sales                                       $666       $678       $682       $639      $2,665
Cost of goods sold                           534        528        548        505       2,115
Income from continuing operations             36         42         30         26         134
Net income                                    38         44         31         27         140
Per common share:
  Primary
    Income from continuing operations        .70        .84        .59        .50        2.63
    Net income                               .76        .87        .61        .51        2.75
  Fully diluted
    Income from continuing operations        .68        .80        .58        .50        2.56
    Net income                               .73        .83        .60        .51        2.67
Common dividends                             .30        .30        .30        .30        1.20
Market price of common stock(2)
  High                                        27 1/8     28 7/8     36 3/8     38 5/8      38 5/8
  Low                                         24 1/4     25 1/4     25 1/2     31 3/4      24 1/4
================================================================================================

 (1) Pro forma net income per share for 1996 represents income from continuing operations adjusted to exclude the net effect of the operations ($.47 per share) of the isocyanates business and Primex and the gain ($2.20 per share) on the sale of the isocyanates business. Pro forma net income per share excludes the impact of interest income that would have been earned on the proceeds from the sale.
 (2) New York Stock Exchange composite transactions.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Olin Corporation:

We have audited the accompanying consolidated balance sheets of Olin Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Olin Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
Stamford, Connecticut
January 30, 1997


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

        Management also recognizes its responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is communicated to all employees in a variety of ways, including personal training sessions. The Ethics Program is based upon a document called "The Standards of Ethical Business Practices." The standards address, among other things, the necessity of ensuring open communication within the company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The company maintains a systematic program to assess compliance with these standards.

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

/s/ Donald W. Griffin                           /s/ Anthony W. Ruggiero

Donald W. Griffin                               Anthony W. Ruggiero
Chairman,                                       Senior Vice President and
President and                                   Chief Financial Officer
Chief Executive Officer