Form 10-K, Exhibit 13
period 1997-12-31
OLIN CORP
filed 1998-03-13
CIK 74303

                                                                      EXHIBIT 13

Management's Discussion and Analysis of
Financial Condition and Results of Operations


RESULTS OF OPERATIONS

Consolidated
($ in millions, except per share data)               1997       1996(1)    1995(2)
================================================================================
Sales                                              $2,410     $2,638     $2,665
Gross Margin                                          544        617        550
Selling and Administration                            285        319        293
Operating Income                                      230        259        223
Interest Expense                                       25         29         35
Interest Income                                        11          4          1
Other Income                                           18         24         15
Gain on Sale of Business                               --        188         --
Income from Continuing Operations                     153        288        134
Net Income                                            153        280        140
Per Common Share:
   Basic
     Income from Continuing Operations             $ 3.02     $ 5.52     $ 2.63
     Net Income                                    $ 3.02     $ 5.34     $ 2.75
   Diluted
     Income from Continuing Operations             $ 3.00     $ 5.43     $ 2.56
     Net Income                                    $ 3.00     $ 5.27     $ 2.67
================================================================================

(1) Includes the operating results of the isocyanates business which was sold in December 1996. Sales, gross margin, selling and administration and operating income of the isocyanates business in 1996 was $296, $71, $16 and $47, respectively.

(2) Includes the operating results of the isocyanates business which was sold in December 1996. Sales, gross margin, selling and administration and operating income of the isocyanates business in 1995 was $255, $36, $15 and $14, respectively.

     In December of 1996, the company sold its isocyanates business to ARCO Chemical Company ("ARCO") for $565 million in cash. In connection with this transaction the company recorded a pretax gain of $188 million. The following comparison of operating results of 1997 to 1996 excludes the sales, gross margin, selling and administration expenses, research and development expenses and operating income of the isocyanates business in 1996.

1997 Compared to 1996

Sales and operating income increased 3% and 8%, respectively. The 3% increase in sales was due to a 4% increase in volume and a 2% increase due to the inclusion of the sales from the Niachlor acquisition offset by a 2% decrease in pricing and a 1% decrease in metal values. The 8% increase in operating income was due to the increase in sales and lower administrative expenses.

     Gross margin percentage was 23% in 1997 and 1996 as lower fixed costs per unit due to higher volumes offset the impact of lower selling prices.

     Selling and administration expenses decreased in dollars as well as a percentage of sales (12% in 1997, 13% in 1996). Selling and administration expenses decreased in amount due to lower corporate administration expenses, lower incentive compensation costs and the absence of expenses related to the spin-off of Primex Technologies, Inc. ("Primex") incurred in 1996.

     Research and development expenses were about equal.

     Interest expense decreased due to the $125 million repayment of the 9.5% subordinated notes at maturity in June of 1997.

     The increase in interest income is due to higher average levels of cash, cash equivalents and short-term investments during 1997 compared with 1996 primarily as a result of the net proceeds on the sale of the isocyanates business in December 1996.

     Other income in 1996 includes the gain on the sale of the company's corporate headquarters ($7 million).

     The effective tax rate decreased to 34.6% from 35.4%. Excluding the impact of the gain on the sale of the isocyanates business, the effective tax rate in 1997 increased 1.7% due to reduced tax benefits associated with lower foreign sales primarily due to the absence of the isocyanates business. At December 31, 1997, the company had net deferred tax assets of $99 million, primarily comprised of temporary differences between financial statement and tax bases of assets and liabilities. No valuation allowance has been provided because management believes that it is more likely than not that there will be sufficient taxable income to allow for the realization of these tax benefits.

     In February 1997, the company completed the purchase of the remaining 50% of Niachlor (a former Chlor Alkali joint venture) with a final payment of $2 million to E.I. du Pont de Nemours and Company (DuPont). In December 1996, the company made an advance payment of $75 million to DuPont in connection with this transaction. In November 1997, the company sold its surfactants, fluids, non-urethane polypropylene glycol and polyethylene glycol businesses to BASF. In October 1997, the company and Asahi Glass Company established separate ownership of two former joint ventures the companies had previously formed in polyols and microelectronic packaging systems. The company is now the sole owner of Aegis, Inc., a manufacturer of metal hermetic packages that was established in 1986. Conversely, Asahi Glass Company is now the sole owner of the former Asahi-Olin joint venture in polyols that was established in 1974. These transactions did not have a material effect on the company's results of operations.

1996 Compared to 1995

Sales decreased 1% while operating income increased 16%. The decrease in sales was attributable to a 2% decrease in volume and a 3% decrease in metal values offset by a 2% improvement in pricing and a 2% increase due to the inclusion of OCG for a full year. Operating income was enhanced by lower raw material costs and improved product mix. In 1996, record operating results were achieved by both the Chlor Alkali and former Chemicals divisions, including the isocyanates business which was sold in December 1996.

     Gross margin percentage was 23%, an increase of 2% due to price increases in several Chemical product lines, higher caustic volumes, lower raw materials costs and an improved product mix.

     Selling and administration expenses as a percentage of sales increased to 12% from 11%. Selling and administration expenses increased in amount due primarily to the inclusion of OCG's operating expenses for a full year, expenses related to the spin-off of Primex, higher costs related to incentive compensation programs and higher sales promotion and advertising expenses for Pool Products and Winchester sporting ammunition. This increase was offset in part by the impact of cost reduction programs.


================================================================================

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)


     Research and development expenditures increased due to the inclusion of OCG's research and development expenses for a full year in 1996.

     Interest expense decreased due to lower average short-term borrowings and lower average interest rates.

     Other income increased due to the gain on the sale of the company's corporate headquarters and the favorable performance of the nonconsolidated affiliates.

     The effective tax increased to 35.4% from 34.3%. The increase was mainly attributable to the gain on the sale of the isocyanates business. At December 31, 1996, the company had net deferred tax assets of $135 million, primarily comprised of temporary differences between financial statement and tax bases of assets and liabilities.

     In 1996, the company sold its isocyanates business to ARCO for $565 million in cash. The sale included all assets at the company's Lake Charles, LA facility used in the manufacture and sale of toluene diisocyanate, aliphatic isocyanates and nitric acid. In connection with the transaction, the company recorded a pretax gain of $188 million ($115 million after-tax gain).

     On December 31, 1996, the company completed the spin-off of its Ordnance and Aerospace businesses as Primex. Under the terms of the spin-off, the company distributed to its holders of common stock of record at the close of business on December 19, 1996 one Primex common share for every ten shares of Olin common stock. The results of operations have been restated to reflect Primex as discontinued operations for all periods presented.


CHEMICALS

Results of Operations
($ in millions)                                   1997         1996         1995
================================================================================
Sales
   Businesses Retained                          $1,340       $1,290       $1,246
   Business Sold                                    --          296          255
--------------------------------------------------------------------------------
     Total Sales                                $1,340       $1,586       $1,501
================================================================================

Operating Income
   Businesses Retained                          $  174       $  160       $  126
   Business Sold                                    --           47           14
--------------------------------------------------------------------------------
     Total Operating Income                     $  174       $  207       $  140
================================================================================

1997 Compared to 1996 on a Businesses Retained Basis

Sales and operating income increased 4% and 9%, respectively. The increase in sales was attributable to a 4% increase due to the inclusion of sales of Niachlor and a 4% increase due to higher volumes offset by a 4% decrease due to lower caustic pricing. Operating income increased due to higher volumes, lower manufacturing and administrative costs and the impact of the Niachlor acquisition.

     Chlor Alkali sales were slightly higher due to increased demand for chlorine and caustic and the inclusion of sales of Niachlor offset in part by lower caustic prices. Lower caustic prices more than offset the profit impact from the additional sales and was the main factor in lower Chlor Alkali operating profits.

     Pool Products' sales were slightly lower as lower volumes resulting from lower export and brand sales, due to increased foreign competition and unfavorable weather conditions, more than offset higher prices. Operating income was higher due to the profit impact from the improved pricing and lower operating expenses.

     Performance Urethanes and Organics' sales and operating income were about equal to last year. In November 1997, the company sold its surfactants, fluids, non-urethane polypropylene glycol and polyethylene glycol businesses to BASF. The company will continue to produce certain products for BASF under a three-year supply agreement.

     Higher volumes and margins accounted for Biocides' increased sales and operating income. As a result of capacity expansions many products set annual production and sales records due to growth in the market demand and market share.

     Microelectronic Materials' sales were higher due to stronger demand from the semiconductor industry which is recovering from last year's downturn. Operating income was about equal as higher volumes offset higher manufacturing costs and an unfavorable product mix.

1996 Compared to 1995 on a Businesses Retained Basis

Sales and operating income increased 4% and 27%, respectively. The sales increase was due to the inclusion of sales of OCG for a full year and higher pricing which more than offset lower volumes. The sales improvement reflected the record performance by the Chlor Alkali division which more than offset the shortfall in Microelectronic Materials. Higher pricing in several product lines was the most significant factor in the operating income improvement.

     Higher caustic volumes and chlorine pricing, lower utility costs and operating expenses contributed to Chlor Alkali's record performance.

     Pool Products' sales decreased, while profits were significantly ahead of last year. Increased pricing was more than offset by lower volumes due to production capacity constraints and the sale of the chlorinated isocyanurates business in late 1995. Increased pricing along with higher Pace volumes contributed to increased profits.

     Higher prices for glycols and polyols, lower raw materials costs and reduced manufacturing and operating costs contributed to Performance Urethanes and Organics' favorable performance.

     Operating results of Biocides exceeded last year. Worldwide volumes increased as a result of higher foreign sales and new product sales. The profit impact from these additional volumes was offset in part by higher-priced purchased materials due to limited production capacity and higher operating costs for toxicology studies.

     Microelectronic Materials' sales increased due to the inclusion of OCG's sales for twelve months in 1996 compared to six months in 1995. The positive impact of the inclusion of OCG in operating results was more than offset by the negative impact of the downturn in the semiconductor industry, higher costs associated with the delays in the startup of the new Mesa, AZ facility and development costs for a new semiconductor package.


================================================================================

1996 Compared to 1995 for the Business Sold

Operating results of the isocyanates business were at record levels even though 1996 included 11 months of operations. Higher volumes from increased product offerings, strong international demand and higher prices were the main contributors to this improvement.

METALS AND AMMUNITION

Results of Operations
($ in millions)                               1997           1996           1995
================================================================================
Sales                                       $1,070         $1,052         $1,164
Operating Income                                56             52             83
================================================================================

1997 Compared to 1996

Sales and operating income increased 2% and 8%, respectively. The increase in sales was due to a 3% increase in volumes offset by a 1% decrease in metal prices. Increased volumes for Brass products resulted in higher operating income.

     Increased demand for Brass strip products, particularly from the automotive and electronics markets, along with record specialty products shipments led to higher volumes. Brass' operating income improved as a result of these additional volumes and the increased earnings at A.J. Oster Company (Oster), partially offset by higher manufacturing costs at Indianapolis, IN.

     Winchester's sales were behind last year, while operating income was about equal. Reduced military ammunition shipments due to the absence of a U.S. government contract along with lower commercial ammunition sales to distributors were the main contributors to the sales decrease. The profit impact from the lower volumes and increased advertising and selling expenses offset higher GOCO management fees.

1996 Compared to 1995

Sales and operating income decreased 10% and 37%, respectively. Sales declined due to lower metal values and lower demand for Brass products and a significant decrease in commercial ammunition sales. Operating income declined due to the lower volumes.

     Reduced volumes to the electronics, ammunition and utilities industries contributed to Brass' sales decline. Operating income decreased due to the lower volumes and the start-up cost associated with the new tube mill at Indianapolis, IN. The Oster operations achieved a record performance due to higher shipments.

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

1998 OUTLOOK

Consolidated

The company's 1998 sales and operating income are expected to be higher than 1997. Diluted earnings per share is expected in the $3.40 range, assuming an increase in Chlor Alkali's Electrochemical Unit (ECU) pricing along with anticipated higher operating income in Microelectronic Materials, Biocides, Brass and Winchester.

Chemicals

Chemicals segment sales and operating income are expected to increase due primarily to higher ECU pricing in Chlor Alkali, stronger demand from the semiconductor industry and increased volumes in certain product lines. Chlor Alkali plant operating rates are expected to be near capacity as demand for chlorine and caustic is estimated to continue to be strong. Estimated lower pricing in Pool Products along with higher raw materials costs and higher manufacturing costs, including depreciation expense, are expected to decrease its operating income. In Performance Urethanes and Organics, the 1997 divestment of the surfactants and fluids business is expected to be the main reason for the decrease in sales, while profits are expected to increase from the conversion of certain businesses to tolling arrangements and lower raw material prices. As a result of recent Biocides capacity additions, higher volumes from existing and new products are expected to more than offset additional operating expenses for new product introductions and market-entry costs in Biocides. As the semiconductor industry continues to improve, increased volumes, a more favorable product mix and lower manufacturing costs are expected to improve Microelectronic Materials' performance. During 1998, the Microelectronic Materials division expects to start up its ultra high-purity chemicals plant and distribution center in Zwijndrecht, Belgium and its photoresist facility in North Kingston, RI.

Metals and Ammunition

Sales for the Metals and Ammunition segment are expected to increase. Brass sales are estimated to increase in 1998 as higher volumes offset lower average metal values. Continued overcapacity in the metals industry is expected to create a competitive pricing environment. Winchester's commercial ammunition sales are expected to increase as product demand improves from 1997 levels. Segment operating income is expected to increase due to higher Brass and commercial ammunition volumes, cost reduction initiatives and lower commodity costs.

Cautionary Statement under Federal Securities Laws

The information contained in the 1998 Outlook section (and subsections thereof), the Environmental Matters section, the Liquidity, Investment Activity and Other Financial Data section, and the Environmental and Commitments and Contingencies notes to the Consolidated Financial Statements contains forward-looking statements that are based on management's beliefs, certain assumptions made by management and current expectations, estimates and projec-


================================================================================

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)


tions about the markets and economy in which the company and its various divisions operate. Words such as "expects," "believes," "should," "plans," "will," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise. Future factors which could cause actual results to differ materially from those discussed in these sections and notes include but are not limited to: lack of moderate growth in the U.S. economy or even a slight recession in 1998; competitive pricing pressures; the company's ability to maintain chemical price increases; no increase in Chlor Alkali's ECU prices; Chlor Alkali operating rates below capacity; higher-than-expected raw material costs for certain chemical product lines; increased foreign competition in the calcium hypochlorite markets; lack of growth in the semiconductor industry; a downturn in many of the markets the company serves such as electronics, automotive, ammunition and housing; the supply/demand balance for the company's products, including the impact of excess industry capacity; failure to achieve targeted cost reduction programs; unsuccessful entry into new markets for electronic chemicals; capital expenditures, such as cost overruns, in excess of those scheduled; environmental costs in excess of those projected; and the occurrence of unexpected manufacturing interruptions/outages.

DISCONTINUED OPERATIONS

Results of Operations
($ in millions)                                          1996               1995
================================================================================
Sales                                                    $471               $508
Operating Income                                            2                 21
Net Income (Loss)                                          (8)                 6
================================================================================

Sales declined 7%, principally attributable to lower shipments of combined effects munitions, Ball Powder(R) propellant, and electromagnetic systems, which more than offset higher tank ammunition sales to international customers. The lower sales levels of combined effects munitions and electromagnetic systems reflect the completion of major programs during 1996. Sales of commercial Ball Powder propellant declined 17% as sporting ammunition customers drastically reduced their purchases. In 1994 and 1995, heavy consumer buying patterns for sporting ammunition were driven by a concern over the threat of restrictive legislation and taxation, which increased the demand for Ball Powder propellant.

     Net income was adversely impacted by the lower sales volumes and the provision for the settlement of claims relating to a government investigation of certain testing irregularities at the Marion, IL facility and a charge for a Belgian contract dispute.

ENVIRONMENTAL MATTERS

($ in millions)                                         1997      1996      1995
================================================================================
Cash Outlays:
   Remedial and Investigatory Spending                   $31       $30       $25
   Capital Spending                                        5         6         8
   Plant Operations                                       23        35        34
--------------------------------------------------------------------------------
Total Cash Outlays                                       $59       $71       $67
================================================================================

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

     The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Associated costs of investigatory and remedial activities are provided for in accordance with generally accepted accounting principles governing probability and the ability to reasonably estimate future costs. Charges to income for investigatory and remedial efforts were material to operating results in 1997, 1996, and 1995 and may be material to net income in future years. Such charges to income were $19 million, $70 million and $24 million in 1997, 1996 and 1995, respectively. In 1996, in connection with the sale of the isocyanates business at the company's Lake Charles, LA facility, a $53 million provision was recorded to provide for contractual liabilities related to future environmental spending at the Lake Charles site.

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

     The company's estimated environmental liability at the end of 1997 was attributable to 46 sites, 18 of which were on the National Priority List (NPL). Ten sites accounted for approximately 81% of such liability and, of the remaining sites, no one site accounted for


================================================================================
more than 2% of such liability. One of these ten sites was in the investigatory stage of the remediation process. In this stage, remedial investigation and feasibility studies are conducted by either the company, the United States Environmental Protection Agency (EPA) or other potentially responsible parties
(PRPs) and a Record of Decision (ROD) or its equivalent has not been issued. At seven of the ten sites, a ROD or its equivalent has been issued by either the EPA or responsible state agency and the company either alone, or as a member of a PRP group, was engaged in performing the remedial measures required by that ROD. At the remaining two of the ten sites, part of the site is subject to a ROD and another part is still in the investigative stage of remediation. All ten sites were either former manufacturing facilities or waste sites containing contamination generated by those facilities.

     The company's consolidated balance sheets included liabilities for future environmental expenditures to investigate and remediate known sites amounting to $136 million at December 31, 1997 and $148 million at December 31, 1996, of which $106 million and $113 million were classified as other noncurrent liabilities, respectively. Those amounts did not take into account any discounting of future expenditures or any consideration of insurance recoveries or advances in technology. Those liabilities are reassessed periodically to determine if environmental circumstances have changed and/or remediation efforts and their costs can be better estimated. As a result of these reassessments, future charges to income may be made for additional liabilities.

     Total environmental-related cash outlays for 1998 are estimated to be $65 million, of which $30 million is expected to be spent on investigatory and remedial efforts, $8 million on capital projects and $27 million on normal plant operations.

     Annual environmental-related cash outlays for site investigation and remediation, capital projects, and normal plant operations are expected to range between $65 - $90 million over the next several years. While the company does not anticipate a material increase in the projected annual level of its environmental-related costs, there is always the possibility that such increases may occur in the future in view of the uncertainties associated with environmental exposures. Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the lengthy time periods over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1997, the company had estimated additional contingent environmental liabilities of $41 million.

LIQUIDITY, INVESTMENT ACTIVITY AND OTHER FINANCIAL DATA

Cash Flow Data
Provided By (Used For)($ in millions)              1997        1996        1995
================================================================================
Net Cash and Cash Equivalents
   Provided by Operating Activities
      from Continuing Operations                  $  53       $ 266       $ 210
Net Operating Activities                             53         271         187
Capital Expenditures                               (140)       (126)       (182)
Net Investing Activities                            (65)        274        (199)
Purchases of Olin Common Stock                     (163)         --          --
Net Financing Activities                           (346)        (29)         13
================================================================================

     Cash flows from operations, cash and cash equivalents on hand were used to finance the company's working capital requirements, long-term debt payments, capital and investment projects, dividends, the purchases of the company's common stock and taxes paid on the sale of the isocyanates business.

Operating Activities

In 1997, the decrease in cash flow from operating activities of continuing operations was primarily attributable to lower operating income, an increased investment in working capital and taxes paid on the sale of the isocyanates business. Lower accounts payable and accrued liabilities levels, higher receivable levels, and increased inventory levels in Chlor Alkali, Brass and Microelectronic Materials were the main contributors to the increased investment in working capital. The Niachlor acquisition, the discontinuation of an ammunition prepayment program and an unusually low Brass accounts receivable level at year-end 1996 contributed to the higher overall accounts receivable balances at year-end 1997. During 1997, the company paid taxes of approximately $110 million relating to the sale of its isocyanates business in December 1996. In 1996, the increase in cash flow from operating activities of continuing operations was primarily attributable to higher operating income and a reduced investment in working capital compared to 1995.

Capital Expenditures

Capital expenditures of $140 million in 1997 increased 21% from the prior year (excluding $10 million of capital spending of the isocyanates business) to provide additional capacity for the Chemicals segment. In Microelectronic Materials, there are two major projects: an ultra high-purity chemicals plant and distribution center in Zwijndrecht, Belgium to better serve the semiconductor industry in Europe and a photoresist facility in North Kingston, RI to support the rapid commercialization of advanced photoresist products. These two projects represent a total investment of approximately $50 million, of which approximately $20 million was spent in 1997. The high-purity chemicals plant in Belgium is expected to be completed in the Spring of 1998 while the photoresist facility in Rhode Island is expected to start up in late 1998. In Biocides, the company is investing in a $42 million expansion plan over the next several years, including a new plant to be built in China to support increasing


================================================================================

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)


demand in China and the rest of Asia for antidandruff shampoos and other personal care products that use biocides. This plant is scheduled to be on-stream in the year 2000. During 1997, approximately $5 million was spent in Rochester, NY and Swords, Ireland related to the expanded capacity for key intermediate materials. Capital spending in 1996 decreased 31% from the prior year due to a planned reduction to control capital costs. Also contributing to this lower level of spending was the completion of two significant projects in 1995.

     Capital spending in 1998 is estimated to increase approximately 15-30% from 1997. This increase is due primarily to the two Microelectronic Materials projects and spending for the Biocides expansion.

Investing Activities

In February 1997, the company completed its purchase of the remaining 50% of Niachlor (a former Chlor Alkali joint venture) with a final payment of $2 million to DuPont. In December 1996, the company made an advance payment of $75 million to DuPont, which was included in Investment and Advances-Affiliated Companies at Equity in the December 31, 1996 Balance Sheet. This acquisition was accounted for as a purchase in 1997 and consists primarily of property, plant and equipment. In November 1997, the company sold its surfactants, fluids, non-urethane polypropylene glycol and polyethylene glycol businesses to BASF. In October 1997, the company and Asahi Glass Company established separate ownership of two joint ventures the companies had previously formed in polyols and microelectronic packaging systems. The company is now the sole owner of Aegis, Inc., a manufacturer of metal hermetic packages that was established in 1986. Conversely, Asahi Glass Company is now the sole owner of the Asahi-Olin joint venture in polyols that was established in 1974. The combined net proceeds of these divestments was $17 million. These transactions did not have a material effect on the company's results of operations.

     Investment spending in 1997 was primarily attributable to the Sunbelt project, a joint venture formed by the Geon Company and the company in 1996 to construct and operate a Chlor Alkali facility at the company's McIntosh, AL site. The facility started operations in December 1997. Also in December, the company was repaid $98 million of its original advances to the venture, as a result of a long-term financing undertaken by this venture. The company has guaranteed its share of the venture's long-term debt. In 1996, the company invested approximately $27 million in this venture.

     In December 1996, the company sold its isocyanates business for $565 million in cash. The sale included all assets at the company's Lake Charles, LA facility used in the manufacture and sale of toluene diisocyanate, aliphatic isocyanates and nitric acid. Also in 1996, the company sold its electrostatics business, which generated proceeds of $6 million. Proceeds of $23 million in 1996 from the disposition of property, plant and equipment consisted primarily of the sale of the corporate headquarters.

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

Financing Activities

At December 31, 1997, the company maintained committed credit facilities with banks of $257 million, all of which were available. The company believes that these credit facilities are adequate to satisfy its liquidity needs for the near future. In June 1997, the company repaid $125 million of 9.5% subordinated notes. In June 1995, the company sold $50 million of 7.11% notes due June 2005. The proceeds from this issue were used to reduce short-term debt incurred for working capital purposes. Included in the $257 million committed credit facility is an unsecured revolving credit agreement with a group of banks which provides a maximum borrowing of $250 million. During 1997, the company amended the revolving credit agreement, extending the expiration date to October 2002. The company may select various floating rate borrowing options.

     In 1996, the board of directors authorized the company to purchase up to 5 million shares or approximately 10% of the then outstanding shares of common stock. In 1997, the company used $163 million to purchase approximately 3.8 million shares of its common stock. It is expected that this program will be completed during the second quarter of 1998.

     Prior to being spun-off from the company, Primex assumed a $160 million credit facility established by the company, under which the company had borrowed $125 million. The company used these funds to reduce its own borrowings in 1997.

     The percent of total debt to total capitalization [excluding the reduction in equity for the Contributing Employee Ownership Plan (ESOP)] decreased to 24% at December 31, 1997 from 30% at year-end 1996 and was 38% at year-end 1995. Contributing to the decrease in 1997 was the repayment of the 9.5% subordinated notes.


================================================================================

     In 1989 the company established an ESOP. The ESOP trust borrowed $100 million ($40 million from the company) to purchase 1.3 million shares of the company's convertible preferred stock. The ESOP trust has repaid in full its original loan from the company. This loan to the ESOP was financed by the company through a long-term credit facility and was repaid in July 1996. In December 1996, the board of directors approved the redemption of all outstanding ESOP preferred stock with common stock of equivalent value. Approximately 1.87 million shares of common stock at a per share value of $40.19 were issued in exchange for approximately .9 million shares of ESOP preferred stock at a per share value of $85.75. The annual fixed dividend rate was $5.97 per share and during 1996 dividends were paid in the first three quarters.

     Dividends per common share were $1.20 in 1997, 1996 and 1995. Total dividends paid on common stock amounted to $61 million in 1997, $60 million in 1996 and $57 million in 1995, while total ESOP preferred dividends amounted to $4 million in 1996 and $6 million in 1995. Dividends paid on Series A Stock were $3 million in 1995.

     On March 1, 1995, 2.76 million shares of the company's $1 par value Series A Conversion Preferred Stock were converted into shares of common stock on a one-for-one basis. The last dividend on these preferred shares was paid in March 1995. During 1992, the company swapped interest payments on $50 million principal amount of its 8% notes due 2002, to a floating rate (6.0625% at December 31, 1997). In the Spring of 1995, the company offset this transaction by swapping interest payments to a fixed rate of 6.485%.

New Accounting Standards

In 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. This statement is effective for both interim and annual periods ending after December 15, 1997. The calculation of earnings per share according to the provisions of this statement did not have an impact on the previously reported earnings per share amounts.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes new disclosures for reporting comprehensive income and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which established standards for the way that segment information is to be disclosed in the financial statements along with additional information on products and services, geographic areas and major customers. The company will include the required disclosures under SFAS No. 130 in the March 31, 1998 Form 10Q. The company is still assessing the disclosure requirements of SFAS No. 131 which is effective for the years beginning after December 15, 1997.

Year 2000 Computer Systems

The company is in the process of upgrading its information technology systems and implementing SAP. As a result, it is reviewing all internal processes and hardware and software issues. In addition, it is analyzing the issues relating to the Year 2000 and is also discussing with its vendors and customers the possibility of any interface difficulties which may affect the company. With respect to the Year 2000 issue, no significant concerns have been identified to date. While management expects the costs associated with information technology systems will increase over the next few years and will be higher than those in previous years, the additional costs are not expected to be material.

Risk Management

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


================================================================================

Industry Segments

($ in millions)                     1997      1996      1995      1994      1993       1992      1991       1990      1989      1988
====================================================================================================================================
Chemicals
Sales                            $ 1,340   $ 1,586   $ 1,501   $ 1,195   $ 1,117    $   996   $   960    $ 1,269   $ 1,302   $ 1,386
Operating Income (Loss)              174       207       140        52      (166)        25       (74)        43       142        98
Assets                             1,066     1,058     1,223     1,037     1,024      1,067       982        945       977     1,034
Capital Expenditures                  87        78       126        91        75        115       131        144        95        96
Depreciation                          80        86        81        82        83         73        70         75        74        77
====================================================================================================================================
Metals and Ammunition
Sales                              1,070     1,052     1,164     1,073       951        972       869        854       809       681
Operating Income                      56        52        83        86        36         68        46         65        54        67
Assets                               659       648       639       601       564        587       597        506       491       484
Capital Expenditures                  35        45        52        40        44         44        34         28        33        38
Depreciation                          38        38        37        35        34         30        29         28        29        26
====================================================================================================================================
Corporate and Other
Assets                               221       633       320       282       251        293       325        320       336       340
Capital Expenditures                  18         3         4        --        --         --        --         --        --        --
====================================================================================================================================
Consolidated
Sales                              2,410     2,638     2,665     2,268     2,068      1,968     1,829      2,123     2,111     2,067
Operating Income (Loss)              230       259       223       138      (130)        93       (28)       108       196       165
Assets                             1,946     2,339     2,182     1,920     1,839      1,947     1,904      1,771     1,804     1,858
Capital Expenditures                 140       126       182       131       119        159       165        172       128       134
Depreciation                         118       124       118       117       117        103        99        103       103       103
====================================================================================================================================

In December 1996, the company sold its isocyanates business for $565 in cash. 1996 and prior include the operating results of the isocyanates business.

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

Corporate and Other includes principally Cash and Cash Equivalents, Short-Term Investments and for years prior to 1996, the net assets of discontinued operations.

See Notes to Financial Statements for information relative to geographic segment data.


================================================================================

Ten-Year Financial Summary

($ and shares in millions,
 except per share data)            1997       1996        1995     1994     1993      1992      1991      1990     1989     1988
====================================================================================================================================
Operations
Sales                           $ 2,410    $ 2,638     $ 2,665  $ 2,268  $ 2,068   $ 1,968   $ 1,829   $ 2,123  $ 2,111  $ 2,067
Cost of Goods Sold                1,866      2,021       2,115    1,844    1,862     1,612     1,587     1,690    1,613    1,596
Restructuring Charge                 --         --          --       --       38        --        22        --       --       --
Selling and Administration          285        319         293      256      262       230       213       267      244      254
Research and Development             29         39          34       30       36        33        35        58       58       52
------------------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)             230        259         223      138     (130)       93       (28)      108      196      165
Interest Expense                     25         29          35       28       30        31        37        42       44       33
Interest and Other Income            29        216          16        9        6         8        15        22       21       14
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing
  Operations Before Taxes           234        446         204      119     (154)       70       (50)       88      173      146
Income Tax Provision (Benefit)       81        158          70       40      (61)       25       (25)       23       60       51
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing
  Operations Before Cumulative
    Effect of Accounting Changes    153        288         134       79      (93)       45       (25)       65      113       95
Accounting Changes                   --         --          --       --       --       (40)       --        --       --       --
Discontinued Operations              --         (8)          6       12        1         4        12        19       11        3
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                   153        280         140       91      (92)        9       (13)       84      124       98
====================================================================================================================================
Financial Position
Working Capital                     424(1)     528(1)      153      164       60        78       (49)       83       90       84
Property, Plant and
 Equipment, Net                     795        657         841      765      787       826       791       721      674      696
Total Assets                      1,946      2,339       2,182    1,920    1,839     1,947     1,904     1,771    1,804    1,858
Capitalization:
  Short-Term Debt                     9(1)     139(1)      122       29      121       101       178       104      155      211
  Long-Term Debt                    268(1)     276(1)      411      418      449       477       520       466      501      474
  Shareholders' Equity              879        946         841      749      596       741       666       715      665      683
------------------------------------------------------------------------------------------------------------------------------------
Total Capitalization              1,156      1,361       1,374    1,196    1,166     1,319     1,364     1,285    1,321    1,368
====================================================================================================================================
Per Share Data
Net Income (Loss):
  Basic:
    Continuing Operations          3.02       5.52        2.63     1.54    (2.88)      .73      (.78)     1.51     2.72     2.25
    Accounting Changes               --         --          --       --       --     (1.04)       --        --       --       --
    Discontinued Operations          --       (.18)        .12      .29      .03       .11       .32       .51      .29      .07
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)(2)               3.02       5.34        2.75     1.83    (2.85)    (0.20)     (.46)     2.02     3.01     2.32
------------------------------------------------------------------------------------------------------------------------------------
  Diluted:
    Continuing Operations          3.00       5.43        2.56     1.53    (2.88)      .73      (.78)     1.46     2.65     2.23
    Accounting Changes               --         --          --       --       --     (1.04)       --        --       --       --
    Discontinued Operations          --       (.16)        .11      .24      .03       .11       .32       .48      .28      .07
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                  3.00       5.27        2.67     1.77    (2.85)     (.20)     (.46)     1.94     2.93     2.30
------------------------------------------------------------------------------------------------------------------------------------
Cash Dividends:
  Common                           1.20       1.20        1.20     1.10     1.10      1.10      1.10      1.08      .98      .85
  ESOP Preferred (annual rate)       --       5.97        5.97     5.97     5.97      5.97      5.97      5.97     5.97       --
  Series A Preferred
  (annual rate)                      --         --        3.64     3.64     3.64      3.64        --        --       --       --
Shareholders' Equity(3)           17.98      18.13       17.03    15.43    13.62     16.96     17.51     18.83    17.50    16.68
Market Price of Common Stock:
  High                               51 3/8     48          38 5/8   30 1/8   25 1/4    27 3/8    27        30 3/8   34 1/8   30
  Low                                35 3/8     34 7/8      24 1/4   23       20        18 5/8    16 3/4    14 1/8   24 3/4   20
  Year End                           46 7/8     37 5/8      37 1/8   25 3/4   24 3/4    22 7/8    20 1/4    18 7/8   30       25 1/2
====================================================================================================================================
Other
Capital Expenditures                140        126         182      131      119       159       165       172      128      134
Depreciation                        118        124         118      117      117       103        99       103      103      103
Common Dividends Paid                61         60          57       44       42        41        41        41       39       36
Purchases of Common Stock           163         --          --       --       --        --         2         6      100       84
Current Ratio                       1.8        1.7         1.2      1.3      1.1       1.2       1.0       1.2      1.2      1.2
Total Debt to Total
 Capitalization(4)                 24.0%      30.4%       38.2%    36.5%    47.1%     42.0%     48.5%     41.5%    46.2%    50.1%
Effective Tax Rate                 34.6%      35.4%       34.3%    33.6%    39.6%     35.7%     50.0%     26.1%    34.7%    34.9%
Average Common Shares
 Outstanding                       50.5       50.0        47.6     41.0     38.2      38.2      38.0      38.2     40.0     42.2
------------------------------------------------------------------------------------------------------------------------------------
Shareholders                     10,600     11,300      12,000   12,100   13,000    13,900    14,600    15,500   16,300   17,600
Employees(5)                      9,800      9,400      10,400   10,300   10,100    10,800    11,400    12,100   13,200   14,400
====================================================================================================================================

     In December 1996, the company sold its isocyanates business for $565 in cash. 1996 and prior include the operating results of the isocyanates business. See Management's Discussion and Analysis of Financial Condition and Results of Operations on p. 17.

(1) Working Capital includes $166 and $524 of Cash and Cash Equivalents and $28 and $87 of Short-Term Investments in 1997 and 1996, respectively.

(2) Basic income or loss per share for 1994, 1993 and 1992 have been restated to conform with SFAS No. 128, "Earnings per Share."

(3) In 1994, 1993 and 1992, calculation is based on common shares and Series A Conversion Preferred Stock outstanding.

(4) Excluding reduction to equity for the Employee Stock Ownership Plan from 1989 through 1996.

(5) Employee data excludes employees who work at government-owned/contractor-operated facilities.

================================================================================

Consolidated Balance Sheets

December 31 ($ in millions, except share data)                             1997       1996
==========================================================================================
Assets
Current Assets:
   Cash and Cash Equivalents                                            $   166    $   524
   Short-Term Investments                                                    28         87
   Receivables, Net:
     Trade                                                                  308        259
     Other                                                                   42         62
   Inventories, Net of LIFO Reserve of $137 ($154 in 1996)                  347        315
   Other Current Assets                                                      45         89
------------------------------------------------------------------------------------------
     Total Current Assets                                                   936      1,336
Investments and Advances--Affiliated Companies at Equity                     31        174
Property, Plant and Equipment, Net                                          795        657
Other Assets                                                                184        172
------------------------------------------------------------------------------------------
Total Assets                                                            $ 1,946    $ 2,339
==========================================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
   Current Installments of Long-Term Debt                               $     9    $   139
   Accounts Payable                                                         256        268
   Income Taxes Payable                                                       5        127
   Accrued Liabilities                                                      242        274
------------------------------------------------------------------------------------------
     Total Current Liabilities                                              512        808
Long-Term Debt                                                              268        276
Other Liabilities                                                           287        309
------------------------------------------------------------------------------------------
   Total Liabilities                                                      1,067      1,393
------------------------------------------------------------------------------------------
Commitments and Contingencies
Shareholders' Equity:
   Common Stock, Par Value $1 Per Share:
     Authorized, 120,000,000 Shares
        Issued and Outstanding 48,840,234 Shares (52,202,759 in 1996)        49         52
   Additional Paid-In Capital                                               348        494
   ESOP Obligations                                                          --         (5)
   Cumulative Translation Adjustment                                        (24)        (9)
   Retained Earnings                                                        506        414
------------------------------------------------------------------------------------------
     Total Shareholders' Equity                                             879        946
------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                              $ 1,946    $ 2,339
==========================================================================================

The accompanying Notes to Financial Statements are an integral part of the financial statements and also contain information regarding the sale in 1996 of the company's isocyanates business.

================================================================================

Consolidated Statements of Income

Years ended December 31 ($ in millions, except per share data)            1997         1996          1995
=========================================================================================================
Sales                                                                  $ 2,410      $ 2,638       $ 2,665
Operating Expenses:
   Cost of Goods Sold                                                    1,866        2,021         2,115
   Selling and Administration                                              285          319           293
   Research and Development                                                 29           39            34
---------------------------------------------------------------------------------------------------------
Operating Income                                                           230          259           223
Interest Expense                                                            25           29            35
Interest Income                                                             11            4             1
Other Income                                                                18           24            15
Gain on Sale of Business                                                    --          188            --
---------------------------------------------------------------------------------------------------------
Income from Continuing Operations Before Taxes                             234          446           204
Income Taxes                                                                81          158            70
---------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                          153          288           134
Income (Loss) from Discontinued Operations, Net of Taxes                    --           (8)            6
---------------------------------------------------------------------------------------------------------
Net Income                                                                 153          280           140
Preferred Dividends                                                         --            4             9
---------------------------------------------------------------------------------------------------------
Net Income Available to Common Shareholders                            $   153      $   276       $   131
=========================================================================================================
Net Income (Loss) Per Common Share:
Basic:
   Continuing Operations                                               $  3.02      $  5.52       $  2.63
   Discontinued Operations                                                  --        (0.18)          .12
---------------------------------------------------------------------------------------------------------
   Net Income                                                          $  3.02      $  5.34       $  2.75
=========================================================================================================
Diluted:
   Continuing Operations                                               $  3.00      $  5.43       $  2.56
   Discontinued Operations                                                  --        (0.16)          .11
---------------------------------------------------------------------------------------------------------
   Net Income                                                          $  3.00      $  5.27       $  2.67
=========================================================================================================

The accompanying Notes to Financial Statements are an integral part of the financial statements and also contain information regarding the sale in 1996 of the company's isocyanates business.

================================================================================

Consolidated Statements of Shareholders' Equity


                                            Common Stock                                               Preferred Stock
                                         ------------------- Additional  Cumulative                  -------------------
                                         Shares        Par     Paid-In   Translation     Retained    Series A      ESOP     ESOP
($ in millions, except share data)       Issued        Value   Capital   Adjustment      Earnings   Par Value  Par Value Obligations
====================================================================================================================================
Balance at January 1, 1995              43,033,180        $43      $378        $(3)          $269          $3        $86       $(27)

Net Income                                      --         --        --         --            140          --         --         --
Dividends Paid:
   Common Stock ($1.20 per share)               --         --        --         --            (57)         --         --         --
   ESOP Preferred Stock
   ($5.97 per share)                            --         --        --         --             (6)         --         --         --
   Series A Conversion Preferred Stock
     ($3.64 per share)                          --         --        --         --             (3)         --         --         --
Conversion of Series A Conversion
   Preferred Stock                       5,520,000          5        (2)        --             --          (3)        --         --
Reduction in ESOP Obligations                   --         --        --         --             --          --         --          5
Stock Options Exercised                    612,936          1        12         --             --          --         --         --
Translation Adjustment                          --         --        --         (1)            --          --         --         --
Other Transactions                         252,294         --        10         --             --          --         (9)        --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            49,418,410         49       398         (4)           343          --         77        (22)

Net Income                                      --         --        --         --            280          --         --         --
Dividends Paid:
   Common Stock ($1.20 per share)               --         --        --         --            (60)         --         --         --
   ESOP Preferred Stock
     ($5.97 per share)                          --         --        --         --             (4)         --         --         --
Issuance of ESOP Preferred Stock                --         --        --         --             --          --          9         --
Redemption of ESOP Preferred Stock       2,343,401          2        84         --             --          --        (86)        --
Spin-off of Primex Technologies, Inc.           --         --        --         --           (145)         --         --         --
Reduction in ESOP Obligations                   --         --        --         --             --          --         --         17
Stock Options Exercised                    347,232          1        10         --             --          --         --         --
Translation Adjustment                          --         --        --         (5)            --          --         --         --
Other Transactions                          93,716         --         2         --             --          --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996            52,202,759         52       494         (9)           414          --         --         (5)

Net Income                                      --         --        --         --            153          --         --         --
Dividends Paid
   Common Stock ($1.20 per share)               --         --        --         --            (61)         --         --         --
Reduction in ESOP Obligations                   --         --        --         --             --          --         --          5
Stock Options Exercised                    413,258         --        13         --             --          --         --         --
Stock Repurchased                       (3,827,100)        (3)     (160)        --             --          --         --         --
Translation Adjustment                          --         --        --        (12)            --          --         --         --
Other Transactions                          51,317         --         1         (3)            --          --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997            48,840,234        $49      $348       $(24)          $506          $--        $--        $--
====================================================================================================================================

The accompanying Notes to Financial Statements are an integral part of the financial statements and also contain information regarding the sale in 1996 of the company's isocyanates business.

================================================================================

Consolidated Statements of Cash Flows

Years ended December 31 ($ in millions)                                                              1997         1996         1995
====================================================================================================================================
Operating Activities
------------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                                                   $ 153        $ 288        $ 134
Adjustments to Reconcile Income from Continuing Operations to Net Cash and Cash Equivalents Provided by Operating Activities:
     Earnings of Non-consolidated Affiliates                                                           (7)          (9)          (6)
     Depreciation                                                                                     118          124          118
     Amortization of Intangibles                                                                        6            6            4
     Deferred Taxes                                                                                    36          (74)           4
     Gain on Disposition of Business                                                                   --         (188)          --
     Change in Assets and Liabilities Net of Purchases and Sales of Businesses:
        Receivables                                                                                   (29)          20          (56)
        Inventories                                                                                   (26)          (9)         (13)
        Other Current Assets                                                                           (5)           6           (6)
        Accounts Payable and Accrued Liabilities                                                      (55)          (2)          44
        Income Taxes Payable                                                                         (122)         122            2
        Noncurrent Liabilities                                                                        (19)         (25)          (2)
Other Operating Activities                                                                              3            7          (13)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash and Cash Equivalents Provided by Operating Activities from Continuing
   Operations                                                                                          53          266          210
Discontinued Operations:
   Net Income (Loss)                                                                                   --           (8)           6
   Change in Net Assets                                                                                --           13          (29)
------------------------------------------------------------------------------------------------------------------------------------
   Net Operating Activities                                                                            53          271          187
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
------------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures                                                                                 (140)        (126)        (182)
Disposition of Property, Plant and Equipment                                                           --           23           --
Business Acquired in Purchase Transactions                                                             (2)          --          (65)
Proceeds From Sales of Businesses                                                                      17          571           49
Purchases of Short-Term Investments                                                                  (126)         (87)          --
Proceeds From Sale of Short-Term Investments                                                          185           --           --
Investments and Advances - Affiliated Companies at Equity                                             (84)        (102)           1
Repayment of Joint Venture Advances                                                                    98           --           --
Other Investing Activities                                                                            (13)          (5)          (2)
------------------------------------------------------------------------------------------------------------------------------------
   Net Investing Activities                                                                           (65)         274         (199)
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt:
   Borrowings                                                                                          --           --           50
   Repayments                                                                                        (138)         (62)         (25)
Short-Term Borrowings (Repayments)                                                                     --          (56)          34
Borrowings under Line of Credit Assumed by Primex Technologies, Inc.                                   --          125           --
Purchases of Olin Common Stock                                                                       (163)          --           --
Repayment from ESOP                                                                                     5           17            5
Stock Options Exercised                                                                                13           11           13
Dividends Paid                                                                                        (61)         (64)         (66)
Other Financing Activities                                                                             (2)          --            2
------------------------------------------------------------------------------------------------------------------------------------
   Net Financing Activities                                                                          (346)         (29)          13
------------------------------------------------------------------------------------------------------------------------------------
   Net (Decrease) Increase in Cash and Cash Equivalents                                              (358)         516            1
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, Beginning of Year                                                          524            8            7
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                                                              $ 166        $ 524        $   8
====================================================================================================================================
Cash Paid for Interest and Income Taxes:
   Interest                                                                                         $  27        $  40        $  44
   Income Taxes, Net of Refunds                                                                     $ 166        $ 104        $  67
====================================================================================================================================

The accompanying Notes to Financial Statements are an integral part of the financial statements and also contain information regarding the sale in 1996 of the company's isocyanates business.

================================================================================

Notes to Financial Statements
($ in millions, except share data)


ACCOUNTING POLICIES

The preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Certain reclassifications were made to prior year amounts to conform with the 1997 presentation.

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

Short-Term Investments

Marketable securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the company has classified its marketable securities as available-for-sale which are reported at fair market value with unrealized gains and losses included in Shareholders' Equity net of applicable taxes. The fair value of marketable securities is determined by quoted market prices. Unrealized gains and losses in 1997 and 1996 were insignificant. Realized gains and losses on sales of investments, as determined on specific identification method and declines in value of securities judged to be other-than-temporary are included in Other Income in the Consolidated Statement of Income. Interest and dividends on all securities are included in Interest Income and Other Income, respectively.

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

Goodwill

Goodwill, the excess of the purchase price of acquired businesses over fair value of the respective net assets, is amortized principally over 30 years on a straight-line basis. The company periodically reviews the value of its goodwill to determine if any impairment has occurred. The company assesses the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment. An impairment would be recorded based on the estimated fair value.

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

Derivative Financial Instruments

The company enters into forward sales and purchase contracts and currency options to manage currency risk resulting from purchase and sale commitments denominated in foreign currencies (principally Australian dollar, Belgian franc, Canadian dollar, Irish punt and Japanese yen) and relating to particular anticipated but not yet committed purchases and sales expected to be denominated in those currencies. All of the currency derivatives expire within one year and are for United States dollar equivalents. At December 31, 1997, the company had forward contracts to sell foreign currencies with face values of $5 (1996-$32) and forward contracts to buy foreign currencies with face values of $7 (1996-$23). At December 31, 1996, the company had option contracts to sell foreign currencies with face values of $12 and to buy foreign currencies with face values of $15. The counterparties to the options and contracts are major financial institutions. The risk of loss to the company in the event of nonperformance by a counterparty is not significant.

================================================================================

     In accordance with SFAS No. 52, "Foreign Currency Translation," a transaction is classified as a hedge when the foreign currency is designated as, and is effective as, a hedge of a foreign currency commitment and the foreign currency commitment is firm. If a transaction does not meet the criteria to qualify as hedge, it is considered to be speculative. Any unrealized gains or losses associated with foreign currency commitments that are classified as speculative are recognized in the current period. Foreign currency gains and losses realized are included in the income statement in Selling and Administration. If a foreign currency transaction previously considered as a hedge is terminated or matures before the transaction date of the related commitment, any deferred gain or loss shall continue to be deferred until the transaction date of the commitment. Premiums paid for currency options and gains or losses on forward sales and purchase contracts were not material to operating results.

     Foreign currency exchange gains (losses), net of taxes, were $1 in 1997, $(4) in 1996, and $(1) in 1995.

     Depending on market conditions, the company may enter into futures contracts and put and call option contracts in order to reduce the impact of metal price fluctuations, principally in copper, lead and zinc. In accordance with SFAS No. 80, "Accounting for Futures Contracts," futures contracts are classified as a hedge when the item to be hedged exposes the company to price risk and the futures contract reduces that risk exposure. Future contracts that relate to transactions that are expected to occur are accounted for as a hedge when the significant characteristics and expected terms of the anticipated transaction are identified and it is probable that the anticipated transaction will occur. If a transaction does not meet the criteria to qualify as a hedge, it is considered to be speculative. Any gains or losses associated with futures contracts which are classified as speculative are recognized in the current period. If a futures contract that has been accounted for as a hedge is closed or matures before the date of the anticipated transaction, the accumulated change in value of the contract is carried forward and included in the measurement of the related transaction. Option contracts are accounted for in the same manner that futures contracts are accounted for. At December 31, 1997, the company has open positions in futures contracts totalling $37 (1996 - $20). Gains on futures contracts, net of taxes, were $1 in 1997 and 1996 and $3 in 1995.

Financial Instruments

Fair values are estimated based on quoted market prices, where available, or on current rates offered to the company for debt with similar terms and maturities. At December 31, 1997, the estimated fair value of debt was $282 (1996 - $421). The fair value of the company's other financial instruments approximates carrying value.

Stock-Based Compensation

The company accounts for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As allowed under SFAS No. 123, the company has chosen to continue to account for stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this option, compensation cost is recorded when the fair market value of the company's stock at the date of grant for fixed options exceeds the exercise price of the stock option. The company's policy is to grant stock options at a value equal to its common stock's fair market value on the date of the grant. Compensation cost for restricted stock awards is accrued over the life of the award based on the quoted market price of the company's stock at the date of the award.

Earnings Per Share

In 1997, the company adopted SFAS No. 128, "Earnings per Share," which specifies the methods for computing earnings per share. The calculation of earnings per share according to the provisions of this statement did not have an impact on the previously reported earnings per share amounts.

     Basic earnings per share are computed by dividing net income less the ESOP preferred stock dividend requirement (to the date of its redemption in 1996), and the redemption adjustment (excess of fair value over book value of ESOP shares redeemed), and in 1995 the Series A stock dividend requirement by the weighted average number of common shares outstanding. In December 1996, the company redeemed the ESOP preferred stock with shares of common stock of equivalent value. On March 1, 1995, the Series A stock was converted on a one-for-one basis into common stock.

     Diluted earnings per share reflect the dilutive effect of stock options and assume the conversion of outstanding ESOP preferred stock, until its redemption in December 1996, into an equivalent number of common shares at the date of issuance. In addition, diluted earnings per share reflect an equivalent number of common shares for the Series A Stock until its conversion on March 1, 1995. Net income was reduced by an additional ESOP contribution (differential between the common and the ESOP preferred dividend rates under an assumed conversion) necessary to satisfy the debt service requirement.

================================================================================

Computation of Earnings per Share

Basic earnings per share                          1997        1996         1995
================================================================================
Income from continuing operations             $    153    $    288     $    134
Less preferred dividends:
   ESOP net of tax benefit                          --          (4)          (6)
   Series A                                         --          --           (3)
Redemption adjustment                               --          (8)          --
--------------------------------------------------------------------------------
                                              $    153    $    276     $    125
--------------------------------------------------------------------------------
Basic shares (in thousands)                     50,519      49,992       47,592
--------------------------------------------------------------------------------
Basic earnings per share-continuing
   operations                                 $   3.02    $   5.52     $   2.63
================================================================================
Diluted earnings per share
--------------------------------------------------------------------------------
Income from continuing operations             $    153    $    288     $    134
Less: additional ESOP contribution                  --          (4)          (3)
--------------------------------------------------------------------------------
                                              $    153    $    284     $    131
--------------------------------------------------------------------------------
Diluted Shares (in thousands):
   Basic shares                                 50,519      49,992       47,592
   Assumed conversion of:
     ESOP preferred stock                           --       1,950        2,262
     Series A preferred stock                       --          --        1,274
   Stock options and remuneration
     agreements                                    368         369          164
--------------------------------------------------------------------------------
                                                50,887      52,311       51,292
--------------------------------------------------------------------------------
Diluted earnings per share-continuing
   operations                                 $   3.00    $   5.43     $   2.56
================================================================================

     In 1996, the board of directors authorized the company to purchase up to 5 million shares, or approximately 10%, of the outstanding common stock of the company under a share repurchase program which began in January of 1997. During 1997, the company repurchased 3,827,100 shares. It is expected that this program will be completed by the second quarter of 1998.

MARKETABLE SECURITIES
                                                               1997         1996
================================================================================
Tax exempt                                                      $28          $ 6
Certificates of deposit                                          --           40
Commercial paper                                                 --           19
Government and government agencies                               --           20
Other                                                            --            2
--------------------------------------------------------------------------------
   Total                                                        $28          $87
================================================================================

TRADE RECEIVABLES

Allowance for doubtful items was $10 and $11 at December 31, 1997 and 1996, respectively. Provisions charged to operations were $2 in 1997, $1 in 1996 and $3 in 1995. Bad debt write-offs, net of recoveries amounted to $3 in 1997 and 1996 and $2 in 1995.

INVENTORIES
                                                          1997             1996
================================================================================
Raw materials and supplies                               $ 158            $ 153
Work in process                                            129              144
Finished goods                                             197              172
--------------------------------------------------------------------------------
                                                           484              469
LIFO reserves                                             (137)            (154)
--------------------------------------------------------------------------------
Inventory, net                                           $ 347            $ 315
================================================================================

     Inventories valued using the LIFO method comprised 72% and 71% of the total inventories at December 31, 1997 and 1996, respectively.


PROPERTY, PLANT AND EQUIPMENT
                                       Useful Lives            1997        1996
================================================================================
Land and improvements to land         10 - 20 Years          $   80      $   79
Buildings and building equipment      10 - 25 Years             285         257
Machinery and equipment                3 - 12 Years           1,829       1,532
Leasehold improvements                                            8           8
Construction in progress                                        121         134
--------------------------------------------------------------------------------
Property, plant and equipment                                 2,323       2,010
Less accumulated depreciation                                 1,528       1,353
================================================================================
Property, plant and equipment, net                           $  795      $  657
================================================================================

     Leased assets capitalized and included above are not significant. Maintenance and repairs charged to operations amounted to $130, $149, and $158 in 1997, 1996 and 1995, respectively.

SHORT-TERM BORROWINGS

At December 31, 1997 and 1996, the company maintained committed credit facilities with banks of $257 and $256, respectively, all of which was available in both years.

     Included in the $257 committed credit facility is an unsecured revolving credit agreement with a group of banks, which provides a maximum borrowing of $250, and expires in October 2002. The company may select various floating rate borrowing options.

================================================================================

LONG-TERM DEBT
                                                               1997        1996
================================================================================
Notes payable:
   7.11%, due 2005                                             $ 50        $ 50
   7.75%, due 2005                                               11          11
   7.97%, due 1998-2002                                          38          44
   8%, due 2002                                                 100         100
Industrial development and environmental
   improvement obligations:
   Payable at interest rates of 2% to 6% which vary
     with short-term tax exempt rates, due 2004-2017             35          35
   Payable at interest rates of 6% to 7%, due 1998-2008          36          38
Guarantee of ESOP debt varying with LIBOR, due 1997              --           5
Notes floating with LIBOR, due 1999-2009                          5           5
Mortgage, capitalized leases and other indebtedness               2           2
--------------------------------------------------------------------------------
   Total senior debt                                            277         290
Subordinated notes 9.5%, due 1997                                --         125
--------------------------------------------------------------------------------
                                                                277         415
Amounts due within one year                                       9         139
================================================================================
   Total long-term debt                                        $268        $276
================================================================================

     Among the provisions of certain agreements are restrictions relating to payment of dividends and acquisition of the company's capital stock. At December 31, 1997, retained earnings of approximately $220 were not so restricted under the provisions.

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

     During 1992, the company swapped interest payments on $50 principal amount of its 8% notes due 2002 to a floating rate (6.0625% at December 31, 1997). In June 1995, the company offset this transaction by swapping interest payments to a fixed rate of 6.485%. Counterparties to interest rate swap contracts are major financial institutions. The risk of loss to the company in the event of nonperformance by a counterparty is not significant. The company records the net difference between the interest spreads in Interest Expense.

     Annual maturities of long-term debt for the next five years are $9 in 1998, $8 in 1999, 2000 and 2001 and $114 in 2002.

     Interest expense incurred on short-term borrowings and long-term debt totaled $26 in 1997, $31 in 1996 and $36 in 1995; of which $1 was capitalized in 1997, $2 in 1996 and $1 in 1995.

PENSION PLANS AND RETIREMENT BENEFITS

Essentially all of the company's domestic pension plans are non-contributory final-average-pay or flat-benefit plans and all domestic employees are covered. The company's funding policy is consistent with the requirements of federal laws and regulations.

Components of Net Pension Expense
                                                     1997       1996        1995
================================================================================
Service cost (benefits earned
   during the period)                               $  27      $  28      $  23
Interest cost on the projected
   benefit obligation                                  83         78         73
Actual return on assets                              (189)      (127)      (260)
Actual return deferred
   for later recognition                               91         35        174
Net amortization of unrecognized
   transition asset, prior service cost
   and deferred gains and losses                       (3)         1         (2)
--------------------------------------------------------------------------------
Net pension expense                                 $   9      $  15      $   8
================================================================================


Principal Assumptions
                                                      1997      1996       1995
================================================================================
Weighted average discount rate                        7.25%      8.0%       7.5%
Weighted average rate of
   compensation increase                               4.5%      4.5%       4.5%
Long-term rate of return on assets                     9.5%      9.5%       9.5%
================================================================================


Funded Status of the Plans

                                                             1997          1996
================================================================================
Accumulated benefit obligation including
   vested benefits of $1,113 and $1,015                   $ 1,165       $ 1,017
--------------------------------------------------------------------------------
Plan assets at fair value, primarily equity
   and fixed-income securities                            $ 1,297       $ 1,174
Projected benefit obligation for
   service rendered to date                                (1,236)       (1,078)
--------------------------------------------------------------------------------
Assets over projected benefit obligation                       61            96
Unrecognized net transition asset                             (21)          (28)
Unrecognized gain                                            (108)         (138)
Unrecognized prior service cost                                36            36
--------------------------------------------------------------------------------
Net pension liability                                     $   (32)      $   (34)
================================================================================

     The company's common stock represents approximately 2% and 3% of the plan assets at December 31, 1997 and 1996, respectively.

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

================================================================================

     In addition to the net pension expense above, during 1996 the company recorded a $6 curtailment loss in connection with the sale of the isocyanates business and the spin-off of the Ordnance and Aerospace divisions as Primex Technologies, Inc. ("Primex").

     The company provides certain postretirement health care and life insurance benefits for eligible active and retired domestic employees.

Components of Postretirement Expense

                                                          1997    1996     1995
================================================================================
Service cost-benefits earned during year                   $ 2     $ 3      $ 3
Interest cost on accumulated
   postretirement benefit obligation                         5       5        4
Net amortization of unrecognized prior
   service cost and deferred gains and losses               --      (1)      (1)
--------------------------------------------------------------------------------
Net postretirement expense                                 $ 7     $ 7      $ 6
================================================================================

Unfunded Liability for Postretirement Benefits

                                                                  1997     1996
================================================================================
Accumulated postretirement benefit obligation:
   Retirees                                                       $ 45     $ 32
   Fully eligible active plan participants                          13       15
   Other active participants                                        20       20
--------------------------------------------------------------------------------
Cumulative accumulated postretirement
   benefit obligation                                               78       67
Unrecognized loss                                                  (12)      (5)
Unrecognized prior service cost                                      5        6
--------------------------------------------------------------------------------
Net postretirement benefit liability                              $ 71     $ 68
================================================================================

     The accumulated postretirement benefit obligation was determined using the projected unit credit method and an assumed discount rate of 7.25% in 1997, 8% in 1996 and 7.5% in 1995. The assumed health care cost trend rate used for pre-65 retirees was 9.7% in 1997, 11% in 1996 and 12.5% in 1995, declining one-half percent per annum to 5.5%. For post-65 retirees, the company provides a fixed dollar benefit which is not subject to escalation.

     A one percent increase each year in the health care cost trend rate used would have resulted in a $1 increase in the aggregate service and interest components of expense for the year 1997, and a $6 increase in the accumulated postretirement benefit obligation at December 31, 1997.

     During 1996, in connection with the spin-off of Primex, the company transferred $8 of net postretirement benefit liability to Primex.

INCOME TAXES

Components of Pretax Income from Continuing Operations

                                                       1997      1996       1995
================================================================================
Domestic                                              $ 209     $ 409      $ 172
Foreign                                                  25        37         32
--------------------------------------------------------------------------------
Pretax income                                         $ 234     $ 446      $ 204
================================================================================


Components of Income Tax Expense (Benefit)
                                                       1997      1996       1995
================================================================================
Currently payable:
   Federal                                            $  33     $ 185      $  43
   State                                                  3        36         13
   Foreign                                                9        11         10
--------------------------------------------------------------------------------
                                                         45       232         66
Deferred                                                 36       (74)         4
--------------------------------------------------------------------------------
Income tax expense                                    $  81     $ 158      $  70
================================================================================

     The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax of 35% to the income from continuing operations before taxes.

Effective Tax Rate Reconciliation
(Percent)                                            1997       1996       1995
================================================================================
Statutory federal tax rate                           35.0       35.0       35.0
Foreign income tax                                   (1.9)      (1.0)       (.8)
State income taxes, net                               3.6        3.3        3.7
Equity in net income of affiliates                    (.8)       (.4)       (.6)
Other, net                                           (1.3)      (1.5)      (3.0)
--------------------------------------------------------------------------------
Effective tax rate                                   34.6       35.4       34.3
================================================================================

Components of Deferred Tax Assets and Liabilities

                                                              1997          1996
================================================================================
Deferred tax assets
   Postretirement benefits                                    $ 39          $ 40
   Environmental reserves                                       51            57
   Non-deductible reserves                                      58            81
   Other miscellaneous items                                    19            17
--------------------------------------------------------------------------------
Total deferred tax assets                                     $167          $195
================================================================================
Deferred tax liabilities
   Property, plant and equipment                              $ 53          $ 54
   Other miscellaneous items                                    15             6
--------------------------------------------------------------------------------
Total deferred tax liabilities                                $ 68          $ 60
================================================================================

     Included in Other Current Assets at December 31, 1997 and 1996 are $26 and $76, respectively, of net current deferred tax assets. Taxable income is expected to be sufficient to recover the net benefit therefore, no valuation allowance was established.

     At December 31, 1997, the company's share of the cumulative undistributed earnings of foreign subsidiaries was approximately $78. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries since the company intends to continue to reinvest these earnings. Foreign tax credits would be available to substantially reduce or eliminate any amount of additional U.S. tax that might be payable on these foreign earnings in the event of distributions or sale.

================================================================================

CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

The Contributing Employee Ownership Plan (CEOP) is a defined contribution plan available to essentially all domestic employees which provides a match of employee contributions. The plan purchased from the company approximately 1.3 million shares ($100) of a newly authorized 1.75 million share series of the company's ESOP preferred stock, financed by $60 of notes guaranteed by the company and a $40 loan from the company. This loan has been repaid in total to the company as of December 31, 1992. In December 1996, the board of directors approved the redemption of all outstanding shares of ESOP preferred stock with common stock of equivalent value. Upon redemption of the ESOP preferred stock, the company is matching employee contributions with common stock. The annual fixed preferred dividend rate was $5.97 per share and during 1996, dividends were paid in the first three quarters. Expenses related to the plan are based on ESOP preferred and common stock allocated to participants. These costs amounted to $12 in 1997, $11 in 1996 and $12 in 1995. Interest incurred by the plan totaled $1 in 1996 and 1995, which was funded by ESOP preferred dividends.

STOCK OPTIONS

Under the stock option plans, options may be granted to purchase shares of the company's common stock at not less than fair market value at the date of grant, and are exercisable for a period not exceeding ten years from that date. All options granted since December 31, 1995 vest over three years. Stock option transactions are as follows:

                                                                       Weighted
                                                                        Average
                                                     Option Price  Option Price
                                        Shares         Per Share     Per Share
================================================================================
Outstanding at
   January 1, 1995                   1,911,208     $15.41 - $32.50       $24.87
Granted                                272,508      27.82 -  32.41        27.99
Exercised                             (612,936)     15.41 -  31.80        21.82
Canceled                               (16,512)     15.41 -  27.82        25.05
--------------------------------------------------------------------------------
Outstanding at
   December 31, 1995                 1,554,268      21.18 -  32.50        25.59
Granted                              1,441,641      39.17 -  40.46        39.18
Exercised                             (347,232)     21.63 -  27.82        25.07
Canceled                              (250,958)     23.87 -  39.17        37.61
--------------------------------------------------------------------------------
Outstanding at
   December 31, 1996                 2,397,719      21.18 -  40.46        32.06
Granted                                599,200      38.63 -  47.13        38.77
Exercised                             (413,258)     21.18 -  39.17        28.70
Canceled                              (137,198)     38.63 -  39.17        39.00
================================================================================
Outstanding at
   December 31, 1997                 2,446,463     $21.18 - $47.13       $33.91
================================================================================

     Of the outstanding options at December 31, 1997, options covering 1,250,358 shares are currently exercisable at a weighted average exercise price of $29.12.

     At December 31, 1997, common shares reserved for issuance under these plans were 4,899,575 and under additional remuneration agreements were estimated to be 119,000.

     The company accounts for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As allowed by SFAS No. 123, the company has not recognized compensation cost for stock-based compensation arrangements. Pro forma net income and earnings per share were calculated based on the following assumptions as if the company had recorded compensation expense for the stock options granted since 1995. The fair value of each option granted during 1997, 1996 and 1995 was estimated on the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions used: dividend yield of 2.8% in 1997, 4.0% in 1996 and 4.2% in 1995, risk-free interest rate of 5.5% in 1997 and 6.5% in 1996 and 1995, expected volatility of 21% in 1997, 22% in 1996 and 20% in 1995 and an expected life of 7 years. The following table shows the difference between reported and pro forma net income and earnings per share as if the company had recorded compensation expense for the stock options granted.

                                                        1997      1996      1995
================================================================================
Net Income             As reported                      $153      $280      $140
                       Pro forma                         149       277       139
Per Share Data:
   Basic               As reported                      3.02      5.34      2.75
                       Pro forma                        2.96      5.29      2.74
   Diluted             As reported                      3.00      5.27      2.67
                       Pro forma                        2.95      5.23      2.66
================================================================================

COMMON STOCK

In connection with the spin-off of Primex in 1996, its employees were allowed to transfer their account balances from the company's CEOP into Primex's savings and retirement plan. The company issued .3 million shares of common stock at a value of $40.50 in exchange for .2 million shares of ESOP preferred stock at a per share value of $85.63 at the time of the transfer.

     In December 1996, the company's board of directors approved the redemption of all outstanding shares of ESOP preferred stock with common stock of equivalent value. Approximately 1.87 million shares of common stock at a value of $40.19 were issued in exchange for approximately .9 million shares of ESOP preferred stock at a per share value of $85.75.

SHAREHOLDER RIGHTS PLAN

Effective February 1996, the board of directors adopted a new Shareholder Rights Plan to replace the prior plan which had been adopted in 1986. Like the former plan, the new plan is designed to prevent an acquiror from gaining control of the company without offering a fair price to all shareholders. Each right entitles a shareholder (other than the acquiror) to buy one-five hundredth share of Series A Participating Cumulative Preferred Stock at an exercise price of one hundred twenty dollars. The rights are exercisable only if a person acquires more than 15% of the company's common stock or if the board of directors so determines following the commencement of

================================================================================
a tender or exchange offer to acquire more than 15% of the company's common stock. If any person acquires more than 15% of the company's common stock and in the event of a subsequent merger or combination, each right will entitle the holder (other than the acquiror) to purchase stock or other property of the acquiror having a value of twice the exercise price. The company can redeem the rights at $.005 per right for a certain period of time. The rights will expire on February 27, 2006, unless earlier redeemed by the company.

SEGMENT INFORMATION

Information relative to the various industries in which the company operates appears on page 24 and is incorporated herein by reference.

Geographic Segment Data

                                                 1997         1996         1995
================================================================================
Sales
United States                                 $ 2,156      $ 2,251      $ 2,357
Foreign                                           254          387          308
Transfers between areas
United States                                      78          158          102
Foreign                                             2           12           16
Eliminations                                      (80)        (170)        (118)
--------------------------------------------------------------------------------
Total sales                                   $ 2,410      $ 2,638      $ 2,665
================================================================================
Operating income
United States                                 $   212      $   231      $   198
Foreign                                            18           28           25
--------------------------------------------------------------------------------
Operating income                              $   230      $   259      $   223
================================================================================
Assets
United States                                 $ 1,606      $ 1,492      $ 1,699
Foreign                                           201          230          198
Investments                                        14           38           43
Corporate assets and eliminations                 125          579          242
--------------------------------------------------------------------------------
Total consolidated assets                     $ 1,946      $ 2,339      $ 2,182
================================================================================

     Transfers between geographic areas are priced generally at prevailing market prices. Export sales from the United States to unaffiliated customers were $170, $212, and $213 in 1997, 1996, and 1995, respectively.

ACQUISITIONS

In February 1997, the company completed its purchase of the remaining 50% of Niachlor with a final payment of $2 to E.I. du Pont de Nemours and Company (DuPont). In December 1996, the company made an advance payment of $75 to DuPont, which was included in Investment and Advances-Affiliated Companies at Equity in the December 31, 1996 Balance Sheet. In 1995, the company acquired the remaining 50% of OCG Microelectronic Materials, a joint venture formed by Ciba-Geigy and the company in 1990, for approximately $65. In addition, the company acquired the remaining 51% of Etoxyl, C.A., a Latin American joint venture. These acquisitions were accounted for as purchases and accordingly, their results of operations, which were not material, are included in the consolidated financial statements from the dates of acquisition.

     Supplemental cash flow information on businesses acquired is as follows:

                                                               1997        1995
================================================================================
Working capital                                               $  (5)      $  39
Property, plant and equipment                                   112          45
Other assets                                                     --          14
Goodwill                                                         --          17
Other liabilities                                                (5)         --
Debt                                                             --         (27)
Investments and advances - affiliated companies                 (25)        (23)
--------------------------------------------------------------------------------
Purchase price                                                $  77       $  65
================================================================================

DISPOSITIONS

In November 1997, the company sold its surfactants, fluids, non-urethane polypropylene glycol and polyethylene glycol businesses to BASF. The company will continue to produce certain products for BASF under a three-year supply agreement. In October 1997, the company and Asahi Glass Company established separate ownership of two joint ventures the companies had previously formed in polyols and microelectronic packaging systems. The company is now the sole owner of Aegis, Inc., a manufacturer of metal hermetic packages that was established in 1986. Conversely, Asahi Glass Company is now the sole owner of the former Asahi-Olin joint venture in polyols that was established in 1974. The combined net proceeds of these transactions was $17 and did not have a material effect on the company's results of operations.

     In December of 1996, the company sold its isocyanates business for $565 in cash. The sale included all assets at the company's Lake Charles, LA facility used in the manufacture and sale of toluene diisocyanate, aliphatic isocyanates and nitric acid. In connection with the transaction, the company recorded a pretax gain of $188 ($115 after-tax gain). The company's results of operations for 1996 and 1995 included sales of $296 and $255 and operating income of $47 and $14, respectively, from the isocyanates business.

     Supplemental cash flow information on businesses disposed is as follows:

                                                                           1996
================================================================================
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
================================================================================

     During 1995, the company sold its dry sanitizer plant in South Charleston, WV, a related tableting operation in Livonia, MI, and Sun brand of isocyanurates completing the final steps to comply with the Federal Trade Commission order to divest chlorinated isocyanurate pool chemical assets that were acquired in 1985. These transactions did not have a material impact on the company's results of operations.

================================================================================

DISCONTINUED OPERATIONS

On December 31, 1996, the company completed the spin-off of its Ordnance and Aerospace businesses as Primex Technologies, Inc. Under the terms of the spin-off, the company distributed to its holders of common stock as of the close of business on December 19, 1996 one Primex common share for every ten shares of Olin common stock. The spin-off distribution reduced shareholders' equity by $145 which represents the book value of the net assets of Primex as of December 31, 1996.

     The historical operating results of these businesses are shown net of tax as discontinued operations in the consolidated statements of income.

     The historical results for the discontinued operations include an allocation of the company's interest expense based on an assumed debt level providing a debt to capital ratio similar to that of the company as well as a level of debt that Primex could maintain on an independent basis in the future. The allocated debt of $125 represents the amount borrowed by the company under a credit facility established by the company and assumed by Primex prior to the distribution on December 31, 1996. The cash received by the company under this credit facility was used to liquidate its existing debt.

     The company and Primex have entered into a tax sharing agreement effectively providing that the company will be responsible for the tax liability of Primex for the years that Primex was included in the company's consolidated income tax returns. Income taxes have been allocated to Primex based on its pretax income and calculated on a separate company basis pursuant to the requirements of SFAS No. 109, "Accounting for Income Taxes." Income taxes allocated to Primex were $2 and $7 in 1996 and 1995, respectively.

     In addition, the company and Primex have entered into several other agreements which cover such matters as technology transfers, transition services, covenants not to compete and powder and component supplies.

     Condensed historical combined balance sheet and income statement data of the discontinued operations are summarized below:

                                                                            1996
--------------------------------------------------------------------------------
Combined Balance Sheets
Total assets                                                                $374
Total liabilities                                                            229
Equity                                                                       145
================================================================================

                                                            1996            1995
--------------------------------------------------------------------------------
Combined Statements of Income
Sales                                                      $ 471           $ 508
Operating income                                               2              21
Net income (loss)                                             (8)              6
================================================================================

ENVIRONMENTAL

The company is party to various governmental and private environmental actions associated with waste disposal sites and manufacturing facilities. Environmental provisions charged to income amounted to $19 in 1997, $70 in 1996 and $24 in 1995. In 1996, in connection with the sale of the isocyanates business a $53 provision was recorded to provide for contractual liabilities related to future environmental spending at the Lake Charles, LA site. Charges to income for investigatory and remedial efforts were material to operating results in 1997, 1996 and 1995. The consolidated balance sheets include reserves for future environmental expenditures to investigate and remediate known sites amounting to $136 at December 31, 1997 and $148 at December 31, 1996, of which $106 and $113 are classified as other noncurrent liabilities, respectively.

     Environmental exposures are difficult to assess for numerous reasons, including the identification of new sites, developments at sites resulting from investigatory studies, advances in technology, changes in environmental laws and regulations and their application, the scarcity of reliable data pertaining to identified sites, the difficulty in assessing the involvement and financial capability of other potentially responsible parties and the company's ability to obtain contributions from other parties and the length of time over which site remediation occurs. It is possible that some of these matters (the outcomes of which are subject to various uncertainties) may be resolved unfavorably against the company. At December 31, 1997, the company had estimated additional contingent environmental liabilities of $41.

COMMITMENTS AND CONTINGENCIES

The company leases certain properties, such as manufacturing, warehousing and office space, data processing and office equipment and railroad cars. Leases covering these properties generally contain escalation clauses based on increased costs of the lessor, primarily property taxes, maintenance and insurance and have renewal or purchase options. Total rent expense charged to operations amounted to $51 in 1997, $55 in 1996 and $51 in 1995, (sublease income is not significant). Future minimum rent payments under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 1997 are as follows: $27 in 1998; $22 in 1999; $18 in 2000; $12 in
2001; $10 in 2002; and $32 thereafter.

     There are a variety of non-environmental legal proceedings pending or threatened against the company. Those matters that are probable have been accrued for in the accompanying financial statements. Any contingent amounts in excess of amounts accrued are not expected to have a material adverse effect on results of operations, financial position or liquidity of the company.

================================================================================

Other Financial Data

QUARTERLY DATA (UNAUDITED)

                                                   First            Second            Third            Fourth
1997                                             Quarter           Quarter          Quarter           Quarter             Year
==============================================================================================================================
Sales                                              $ 591             $ 633            $ 608             $ 578           $2,410
Cost of goods sold                                   450               492              470               454            1,866
Net income                                            42                39               38                34              153
Earnings per common share:
   Basic                                             .81               .75              .76               .70             3.02
   Diluted                                           .80               .75              .75               .70             3.00
Common dividends per share                           .30               .30              .30               .30             1.20
Market price of common stock(2)
      High                                            43 1/4            43               48 7/8            51 3/8           51 3/8
      Low                                             35 3/8            36               38 1/4            40 3/4           35 3/8
==============================================================================================================================

1996
==============================================================================================================================
Sales                                              $ 693             $ 702            $ 652             $ 591           $2,638
Cost of goods sold                                   529               529              501               462            2,021
Income from continuing operations                     51                51               41               145              288
Net income                                            45                52               38               145              280
Per common share:
   Basic
      Income from continuing operations              .99               .99              .78              2.76             5.52
      Net income                                     .87              1.01              .72              2.74             5.34
   Diluted
      Income from continuing operations              .96               .96              .75              2.76             5.43
      Net income                                     .85               .98              .70              2.74             5.27
      Proforma net income(1)                         .70               .90              .50               .50             2.60
Common dividends per share                           .30               .30              .30               .30             1.20
Market price of common stock(2)
      High                                            44 3/8            48               45 1/4            45 1/8           48
      Low                                             34 7/8            42 3/8           36 1/2            37 1/8           34 7/8
==============================================================================================================================

(1) Proforma net income per share for 1996 represents income from continuing operations adjusted to exclude the net effect of the operations ($.47 per share) of the isocyanates business and Primex and the gain ($2.20 per share) on the sale of the isocyanates business. Proforma net income per share excludes the impact of interest income that would have been earned on the proceeds from the sale.

(2)  New York Stock Exchange composite transactions.

Independent Auditors' Report


To the Board of Directors and Shareholders of Olin Corporation:

We have audited the accompanying consolidated balance sheets of Olin Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Olin Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

Stamford, Connecticut
January 29, 1998



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

     The Ethics Program is based upon a document called "The Standards of Ethical Business Practices." The standards address, among other things, the necessity of ensuring open communication within the company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The company maintains a systematic program to assess compliance with these standards and has established confidential ways, including a telephone help-line, for employees to ask questions and share concerns.

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

================================================================================

Today, Olin businesses are leading producers and marketers of high performance chemicals, metals, microelectronic materials and sporting ammunition.

Investor Information

Transfer Agent and Registrar                Commercial Paper Dealers

ChaseMellon                                 J.P. Morgan Securities, Inc.
Shareholder Services, L.L.C.                60 Wall Street
85 Challenger Road                          New York, NY 10260-0060
Ridgefield Park, NJ 07660                   Telephone: (212) 648-0100
Telephone: (800) 306-8594
                                            Goldman Sachs
                                            Money Markets, L.P.
Stock Exchange Listings                     85 Broad Street
                                            New York, NY 10004
Common Stock                                Telephone: (212) 902-8279
Ticker Symbol: OLN
New York Stock Exchange
Pacific Stock Exchange                      Dividend Reinvestment Service
Chicago Stock Exchange
                                            Olin makes a Dividend Reinvestment
                                            Service available to its
Trustees for 8% Notes                       shareholders. For more
and 7.11% Notes                             information, write to:
                                            ChaseMellon
The Chase Manhattan Bank                    Shareholder Services, L.L.C.
450 W. 33rd Street                          P.O. Box 3336
New York, NY 10001                          South Hackensack, NJ 07606
Telephone: (800) 648-8380


Trademarks

[LOGO] : a registered trademark of Olin Corporation. Italicized words identifying products in this report are trademarks or servicemarks of Olin Corporation or its subsidiaries or affiliates except: EVA, a registered trademark of Stern Stewart & Company; Ball Powder propellant, a registered trademark of Primex Technologies, Inc.; and Sun, a registered trademark of Aqua Clear Industries.

Free Shareholder Information

Telephone: (800) 656-OLIN Quarterly earnings releases and other corporate news releases are available. Earnings are generally released during the third week of April, July, October, and the fourth week of January. This same information is also available on the internet at: http://www.shareholder.com/olin/ http://www.olin.com


Form 10K Available

A copy of Olin's Form 10K, containing additional information of possible interest to shareholders and filed with the Securities and Exchange Commission in March each year, will be sent without charge to any shareholder who requests it.

Write to:
Richard E. Koch
Vice President,
Investor Relations
Olin Corporation
501 Merritt 7
P.O. Box 4500
Norwalk, CT 06856-4500
Telephone: (203) 750-3254

Annual Meeting

The annual meeting of the shareholders will be held on Thursday, April 30, 1998, at 11:15 a.m. at Olin's offices at 501 Merritt 7, Norwalk, CT.

================================================================================

Board of Directors

Richard E. Cavanagh (1)(3)
President and Chief Executive Officer
The Conference Board, Inc.

Donald W. Griffin (4)
Chairman, President
and Chief Executive Officer
Olin Corporation

William W. Higgins (1)(4)
Retired, former Senior
Vice President
The Chase Manhattan
Bank, N.A.

Robert Holland, Jr. (2)(3)
Chief Executive Officer
Workplace Integrators

Suzanne Denbo Jaffe (1)(4)
Managing Director
Hamilton & Company

John W. Johnstone, Jr. (4)
Retired, former Chairman
Olin Corporation

Jack D. Kuehler (2)(4)
Retired, former Vice Chairman
International Business
Machines Corporation

Randall W. Larrimore (2)(3)
President and Chief
Executive Officer
United Stationers Inc.

H. William Lichtenberger (1)(2)
Chairman and
Chief Executive Officer
Praxair, Inc.

G. Jackson Ratcliffe, Jr. (2)(4)
Chairman, President and
Chief Executive Officer
Hubbell, Inc.

Richard M. Rompala (1)(4)
Chairman, President and
Chief Executive Officer
The Valspar Corporation

John P. Schaefer (1)(3)
President
Research Corporation


Committees of the Board

(1) Audit Committee
William W. Higgins,
Chairman

(2) Compensation Committee
G. Jackson Ratcliffe, Jr.,
Chairman

(3) Directors and Corporate
Governance Committee
John P. Schaefer,
Chairman

(4) Finance Committee
John W. Johnstone, Jr.,
Chairman


Corporate Management

Donald W. Griffin
Chairman, President and
Chief Executive Officer

Michael E. Campbell
Executive Vice President

Peter C. Kosche
Senior Vice President,
Corporate Affairs

Anthony W. Ruggiero
Senior Vice President and
Chief Financial Officer

George B. Erensen
Vice President and
General Tax Counsel

Johnnie M. Jackson, Jr.
Vice President,
General Counsel and Secretary

Sarah Y. Kienzle
Vice President,
Planning and Development

Louis S. Massimo
Vice President and Controller

Janet M. Pierpont
Vice President and Treasurer


Operations Management

Leon B. Anziano
President, Chlor Alkali Products,
and Corporate Vice President

Thomas M. Gura
President, Winchester, and
Corporate Vice President

Joseph D. Rupp
President, Brass, and
Corporate Vice President

Steven T. Warshaw
President, Olin Microelectronic
Materials, and Corporate
Vice President

--------------------------------

Robert K. Gebing
Vice President,
Business Ethics and Integrity

Richard E. Koch
Vice President,
Investor Relations

William B. McDaniel
Vice President, Public Affairs

Alfred C. Schmidt, Jr.
Vice President,
Information Technology


================================================================================
                                       41